SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2007
Commission File Number: 001 - 12518
BANCO SANTANDER, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid - Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Accounting Principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, the Group is required to prepare its consolidated financial statements in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Except where noted otherwise, the financial information contained in this report has been prepared according to the International Financial Reporting Standards as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004. Our financial statements for the fiscal year ending December 31, 2005 were the first to be prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and the financial statements for the fiscal year ending December 31, 2004 were restated using the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 standards. Financial information for fiscal years ending on or prior to December 31, 2003, was prepared according to Bank of Spain Circular 4/91 (“previous Spanish GAAP”) and is not comparable with that prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Our Annual Report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) contains in Note 57 to our consolidated financial statements a description of the significant differences between these accounting standards. In Note 16 to our unaudited interim consolidated financial statements included in this report on Form 6-K, we have identified the significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Note 16 also includes reconciliations to U.S. GAAP of net income and stockholders’ equity as reported in our consolidated unaudited interim financial statements. Note 6 to our unaudited interim consolidated financial statements includes financial information for our main business segments.
We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the U.S. Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements. We have, however, included summary financial information that reflects the required reclassifications in Note 16 to our unaudited interim consolidated financial statements.
Change in Corporate Name
The Annual General Shareholders’ Meeting held on June 23, 2007 approved amendments to our By-laws that affect, among others things, the corporate name of the parent bank of Grupo Santander. These amendments were registered in the office of the Spanish Mercantile Registry on August 13, 2007.
The corporate name of the Bank has now been changed from Banco Santander Central Hispano, S.A. to Banco Santander, S. A. (“Santander” or the “Bank”).
Acquisition of Abbey National plc
In November 2004, we acquired 100% of the capital of Abbey National plc (“Abbey”). Our acquisition of Abbey was reflected on our financial statements as if the acquisition had occurred on December 31, 2004. Accordingly, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for the year ended December 31, 2004. Therefore, the income statement for the year ended December 31, 2005 is the first to reflect the acquisition of Abbey.
General Information
Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, EUR or “€” throughout this report. Also, throughout this report, when we refer to:
•	“dollars”, US$ or “$”, we mean United States dollars;

•	“pounds” or “£”, we mean United Kingdom pounds; and

•	“one billion”, we mean 1,000 million.

When we refer to average balances for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. We included in interest income any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other units.
When we refer to loans, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted.
When we refer to impaired assets, we mean impaired loans, securities and other assets to collect.
When we refer to the allowances for credit losses, we mean the specific allowances for credit losses, and unless otherwise noted, the general allowance for credit losses including any allowances for country-risk.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include information regarding:
•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.
Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
You should understand that adverse changes in the following important factors, in addition to those discussed in “Operating and Financial Review and Prospects,” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement.

Economic and Industry Conditions
•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•
general economic or industry conditions in Spain, the United Kingdom, other European countries, Latin America, the United States and the other areas in which we have significant business activities or investments;

•	the effects of a decline in real estate prices, particularly in Spain and the UK;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions, including our proposed acquisition of certain assets of ABN AMRO Holding N.V. (see Item 6. Recent Events—ABN AMRO Holding N.V. (“ABN AMRO”)), or restructurings;

•	changes in demographics, consumer spending or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political and Governmental Factors
•	political stability in Spain, the United Kingdom, other European countries and Latin America; and
•	changes in Spanish, UK, EU, US or foreign laws, regulations or taxes.
Transaction and Commercial Factors
•
our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.
Operating Factors
•	technical difficulties and the development and use of new technologies by us and our competitors;
•	the impact of changes in the composition of our balance sheet on future net interest income; and
•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments.
The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1
Selected Consolidated Financial Information
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in our 2006 Form 20-F and the unaudited interim consolidated financial statements included in the F-pages of this report. Our unaudited interim consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2006 and 2007. Our results for the six months ended June 30, 2007 are not necessarily indicative of what our results will be for the full year or any other period.

	Year Ended December 31,			Six Months ended June 30,
	2006	2005	2004	2007	2006
Consolidated Income Statement Data	(in thousands of euros, except percentages and per share data)
Interest and similar income	36,840,896	33,098,866	17,444,350	21,426,190	17,788,193
Interest expense and similar charges	(24,757,133)	(22,764,963)	(10,271,884)	(14,293,334)	(11,983,865)
Income from equity instruments	404,038	335,576	389,038	283,702	236,876

Net interest income	12,487,801	10,669,479	7,561,504	7,416,558	6,041,204
Share of results from entities accounted for by the equity method	426,921	619,157	449,036	159,800	240,858
Net fees and commissions (1)	7,223,264	6,256,312	4,727,232	4,153,824	3,493,864
Insurance activity income	297,851	226,677	161,374	189,121	147,579
Gains on financial transactions (2)	2,179,537	1,561,510	1,099,795	1,287,842	916,503

Gross income	22,615,374	19,333,135	13,998,941	13,207,145	10,840,008
Net income from non-financial activities (3)	118,913	156,178	118,308	77,209	47,495
Other operating expenses, net (4)	(119,352)	(89,540)	(61,974)	(69,918)	(39,643)
General administrative expenses	(10,095,417)	(9,473,116)	(6,790,485)	(5,396,907)	(4,925,593)
Personnel	(6,045,447)	(5,675,740)	(4,296,171)	(3,190,329)	(2,968,708)
Other general and administrative expenses	(4,049,970)	(3,797,376)	(2,494,314)	(2,206,578)	(1,956,885)
Depreciation and amortization	(1,150,770)	(1,017,335)	(834,112)	(624,238)	(556,616)

Net operating income	11,368,748	8,909,322	6,430,678	7,193,291	5,365,651
Impairment losses (net)	(2,550,459)	(1,801,964)	(1,847,294)	(1,545,193)	(1,132,711)
Net gains on disposal of investments in associates (5)	271,961	1,298,935	30,891	6,334	724
Net results on other disposals, provisions, and other income (6)	59,767	(606,618)	(227,002)	306,190	10,119

Profit before tax	9,150,017	7,799,675	4,387,273	5,960,622	4,243,783
Income tax	(2,293,638)	(1,274,738)	(525,824)	(1,233,802)	(891,554)

Profit from continuing operations	6,856,379	6,524,937	3,861,449	4,726,820	3,352,229
Profit from discontinued operations	1,389,374	224,833	134,785	—	194,246

Consolidated profit for the year	8,245,753	6,749,770	3,996,234	4,726,820	3,546,475
Profit attributed to minority interests	649,806	529,666	390,364	268,450	330,263

Profit attributed to the Group	7,595,947	6,220,104	3,605,870	4,458,370	3,216,212

Per Share Information:
Average number of shares (thousands) (7)	6,248,376	6,240,611	4,950,498	6,241,449	6,248,451
Basic earnings per share (in euros)	1.2157	0.9967	0.7284	0.7143	0.5147
Basic earnings per share – continued operations (in euros)	1.0271	0.9735	0.7122	0.7143	0.4945
Diluted earnings per share (in euros)	1.2091	0.9930	0.7271	0.7110	0.5130
Dividends paid (in euros) (8)	0.52	0.42	0.33	0.12	0.11
Dividends paid (in US$) (8)	0.65	0.49	0.39	0.17	0.14

	Year ended December 31,			Six Months Ended
	2006	2005	2004	June 30, 2007
	(in thousands of euros, except percentages and per share data)
Consolidated Balance Sheet Data:
Total assets	833,872,715	809,106,914	664,486,300	885,603,464
Loans and advances to credit institutions (9)	60,174,538	59,773,022	58,379,774	65,748,349
Loans and advances to customers (net) (9)	523,345,864	435,828,795	369,350,064	552,685,611
Investment Securities (10)	136,760,433	203,938,360	138,753,764	138,454,447
Investments: Associates	5,006,109	3,031,482	3,747,564	4,949,471

Liabilities
Deposits from central banks and credit institutions (11)	113,035,937	148,622,407	83,750,339	109,207,216
Customer deposits (11)	331,222,601	305,765,280	283,211,616	333,977,208
Debt securities (11)	204,069,390	148,840,346	113,838,603	239,148,957

Capitalization
Guaranteed Subordinated debt excluding preferred securities (12)	11,186,480	8,973,699	9,369,939	12,955,618
Secured Subordinated debt	—	—	508,039	—
Other Subordinated debt	12,399,771	13,016,989	12,300,179	11,507,539
Preferred securities (12)	6,836,570	6,772,768	5,292,016	7,364,674
Preferred shares (12)	668,328	1,308,847	2,124,222	664,020
Minority interest (including net income of the period)	2,220,743	2,848,223	2,085,316	2,303,927
Stockholders’ equity (13)	44,851,559	39,778,476	34,414,942	45,842,510
Total capitalization	78,163,451	72,699,002	66,094,652	80,638,288
Stockholders’ Equity per Share (13)	7.18	6.37	6.95	7.34

Other managed funds
Mutual funds	119,838,418	109,480,095	97,837,724	133,774,138
Pension funds	29,450,103	28,619,183	21,678,522	31,628,838
Managed portfolio	17,835,031	14,746,329	8,998,388	20,808,774
Total other managed funds	167,123,552	152,845,607	128,514,634	186,211,750

Consolidated Ratios
Profitability Ratios:
Net Yield (14)	1.67%	1.68%	2.21%	1.82%
Efficiency ratio (15)	48.53%	52.82%	52.76%	44.38%
Return on average total assets (ROA)	1.00%	0.91%	1.01%	1.10%
Return on average stockholders’ equity (ROE)	21.39%	19.86%	19.74%	22.57%
Capital Ratio:
Average stockholders’ equity to average total assets	4.36%	4.24%	4.62%	4.60%
Ratio of earnings to fixed charges (16)
Excluding interest on deposits	1.77%	1.82%	1.90%	1.82%
Including interest on deposits	1.35%	1.31%	1.39%	1.40%

Credit Quality Data
Allowances for impaired assets (excluding country-risk)	8,626,937	7,902,225	6,813,354	9,056,109
Allowances for impaired assets as a percentage of total loans	1.62%	1.78%	1.81%	1.61%
Impaired assets (17)	4,607,547	4,341,500	4,114,691	5,353,641
Impaired assets as a percentage of total loans	0.87%	0.98%	1.09%	0.95%
Allowances for impaired assets as a percentage of impaired assets	187.23%	182.02%	165.59%	169.16%
Net loan charge-offs as a percentage of total loans	0.34%	0.23%	0.16%	0.18%

(1)	Equals “Fee and commission income” less “Fee and commission expense” as stated in our consolidated financial statements.

(2)	Equals the sum of “Gains/losses on financial assets and liabilities (net)” and “Exchange differences (net)” as stated in our consolidated financial statements.

(3)	Equals the sum of “Sales and income from the provision of non-financial services” and “Cost of sales” as stated in our consolidated financial statements.

(4)	Equals the sum of “Other operating income” and “Other operating expenses” as stated in our consolidated financial statements.

(5)	Equals the sum of “Other gains: Gains on disposal of investments in associates” and “Other losses: Losses on disposal of investments in associates” as stated in our consolidated financial statements.

(6)
Includes “Provisions (net)”, “Finance income from non-financial activities”, “Finance expense from non-financial activities”, “Other gains: Gains on disposal of tangible assets”, “Other gains: Other”, “Other losses: Losses on disposal of tangible assets” and “Other losses: Other” as stated in our consolidated financial statements.

(7)	Average number of shares have been calculated on the basis of the weighted average number of shares outstanding in the relevant period, net of treasury stock.

(8)
Dividends paid during the six months ended June 30, 2007 and 2006 include the first interim dividend for 2007 and 2006, respectively, because although they were paid in July they were announced during the first six months of the year.

(9)
Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.

(10)
Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.

(11)
Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost”.

(12)	In our consolidated financial statements preferred securities are included under “Subordinated liabilities” and preferred shares are stated as “Equity having the substance of a financial liability”.

(13)
Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.

(14)
Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 2 Selected Statistical Information—Assets—Earning Assets—Yield Spread”.

(15)
Efficiency ratio equals the sum of “General administrative expenses from financial activities” and “Depreciation and amortization costs” less “Offsetting fees”, divided by the sum of “Gross income” and “Net income from non-financial activities” less “General administrative expenses from non-financial activities”.

(16)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor. Fixed charges include dividends and interest paid on preferred shares.

(17)
Impaired assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Financial Management and Equity Stakes—Classified Assets—Bank of Spain Classification Requirements” in our 2006 Form 20-F.

     The following table shows net income, stockholders’ equity, total assets and certain ratios on a U.S. GAAP basis.

	Year Ended December 31,					Six Months Ended June 30,
U.S. GAAP	2006	2005	2004	2003	2002	2007	2006
	(in thousands of euros, except ratios and per share data)
Net income (1)	7,414,571	6,318,460	3,940,866	2,264,332	2,286,959	4,272,786	2,608,652
Of which:
Continuing operations	6,395,747	6,173,425	3,860,818	2,264,332	2,286,959	4,272,786	2,510,300
Discontinued operations	1,018,824	145,035	80,048	—	—	—	98,352
Stockholders’ equity (1)(2)(6)	48,703,540	43,784,335	38,671,623	25,093,234	23,114,475	49,767,304	n/a
Total assets (6)	841,939,558	845,345,463	604,084,270	350,662,064	321,804,691	876,616,997	n/a
Basic earnings per share (3)	1.19	1.01	0.80	0.47	0.48	0.68	0.42
Basic earnings per share – continued operations	1.02	0.99	0.78	0.47	0.48	0.68	0.40
Stockholders’ equity per share (2)(3)(6)	7.79	7.02	7.78	5.26	4.89	7.97	n/a
Ratio of earnings to fixed charges (4):
Excluding interest on deposits (6)	1.78	1.85	1.92	1.79	1.61	1.79	n/a
Including interest on deposits (6)	1.35	1.32	1.38	1.30	1.22	1.38	n/a
Ratio of earnings to combined fixed charges and preferred stock dividends (5):
Excluding interest on deposits (6)	1.76	1.83	1.92	1.64	1.49	1.78	n/a
Including interest on deposits (6)	1.35	1.32	1.38	1.26	1.18	1.38	n/a

(1)
For information concerning reconciliation between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP and a discussion of the significant U.S. GAAP adjustments to net income and stockholders’ equity, see Note 16 to our unaudited interim consolidated financial statements.

(2)	As of the end of each period. The book value of our treasury stock has been deducted from stockholders’ equity.

(3)	Per share data have been calculated on the basis of the weighted average number of our shares outstanding in the relevant year, including treasury stock.

(4)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(5)
For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income from continuing operations before taxation and minority interest, plus fixed charges and after deduction of the unremitted pre-tax income of companies accounted for by the equity method. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year. Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 all payments from preferred securities are accounted for as interest expenses and consequently this ratio is not necessary. (For details of the different accounting treatment given to preferred securities under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP see Notes 16.2, and 16.6.g to our unaudited interim consolidated financial statements).

(6)	We are not providing balance sheet information as of June 30, 2006.
Exchange Rates
Fluctuations in the exchange rate between euros and dollars have affected the dollar equivalent of the share prices on Spanish Stock Exchanges and, as a result, are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs are denominated in euros and fluctuations in the exchange rate affect the dollar conversion by the depositary of cash dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses.

The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.

	Rate During Period
	Period End	Average Rate(1)
Calendar Period	($)	($)
2002	1.0485	0.9495
2003	1.2597	1.411
2004	1.3538	1.2478
2005	1.1842	1.2449
2006	1.3197	1.2661

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2007
April	1.3660	1.3363
May	1.3616	1.3419
June	1.3526	1.3295
July	1.3831	1.3592
August	1.3808	1.3402
September	1.4219	1.3606
On October 3, 2007, the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate, was $1.4135.
For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our unaudited interim consolidated financial statements.

Item 2
Selected Statistical Information
The following tables show our selected statistical information.
Average Balance Sheets and Interest Rates
The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2006 and 2007.
You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in light of the following observations:
•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•
We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement;

•
We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which reflect such netting. See Note 2 to our unaudited interim consolidated financial statements for a discussion of our accounting policies for hedging activities; and

•	All average data have been calculated using month-end balances, which is not significantly different than having used daily averages.
As stated above under “Presentation of Financial and Other Information”, on November 12, 2004, we completed the acquisition of Abbey. For consolidation purposes, Abbey’s assets and liabilities were consolidated into our balance sheet as of December 31, 2004, but Abbey’s results of operations had no impact on our income statement for 2004. Therefore, 2005 is the first year to reflect the full impact of the acquisition of Abbey.
As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Data for earlier years has been prepared under previous Spanish GAAP, which is not comparable to data prepared under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Average Balance Sheet — Assets and Interest Income

	Six Months Ended June 30,
	2007			2006
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of Euros, except percentages)
Cash and due from central banks
Domestic	2,926,029	48,949	3.35%	2,237,639	29,739	2.66%
International	14,095,018	194,808	2.76%	12,716,716	114,808	1.81%
	17,021,047	243,757	2.86%	14,954,355	144,547	1.93%

Due from credit entities
Domestic	9,149,616	176,188	3.85%	12,538,283	201,280	3.21%
International	59,804,576	1,228,521	4.11%	49,794,320	1,204,639	4.84%
	68,954,192	1,404,709	4.07%	62,332,603	1,405,919	4.51%

Loans and credits
Domestic	206,716,959	5,259,033	5.09%	165,072,087	3,383,700	4.10%
International	328,432,248	11,177,624	6.81%	286,218,412	8,945,887	6.25%
	535,149,207	16,436,657	6.14%	451,290,499	12,329,587	5.46%

Debt securities
Domestic	18,415,362	323,727	3.52%	21,800,543	396,659	3.64%
International	93,279,095	1,669,113	3.58%	115,538,748	2,009,308	3.48%
	111,694,457	1,992,840	3.57%	137,339,291	2,405,967	3.50%

Income from hedging operations
Domestic		270,982			100,648
International		904,023			1,080,717
		1,175,005			1,181,365

Other interest earning assets (*)
Domestic	51,255,288	173,222	0.68%	40,512,486	320,806	1.58%
International	—	—	—	—	—	—
	51,255,288	173,222	0.68%	40,512,486	320,806	1.58%

Total interest-earning assets
Domestic	288,463,254	6,354,601	4.41%	242,161,038	4,432,832	3.66%
International	495,610,937	15,071,589	6.08%	464,268,196	13,355,359	5.75%
	784,074,191	21,426,190	5.47%	706,429,234	17,788,191	5.04%

Investments in equity securities
Domestic	7,468,291	118,248	3.17%	6,467,321	98,623	3.05%
International	16,532,226	165,454	2.00%	17,173,032	138,255	1.61%
	24,000,517	283,702	2.36%	23,640,353	236,878	2.00%

Investments in affiliated companies
Domestic	2,503,866	—	—	2,845,525	—	—
International	2,460,157	—	—	711,303	—	—
	4,964,023	—	—	3,556,828	—	—

Total earning assets
Domestic	298,435,411	6,472,849	4.34%	251,473,884	4,531,455	3.60%
International	514,603,320	15,237,043	5.92%	482,152,531	13,493,614	5.60%
	813,038,731	21,709,892	5.34%	733,626,415	18,025,069	4.91%

Other assets	45,448,683	—	—	45,851,473	—	—

Assets from discontinued operations	—	—	—	38,121,240	—	—

Total average assets	858,487,414	21,709,892	5.06%	817,599,128	18,025,069	4.41%

(*)	Includes “Other financial assets” and “Insurance contracts linked to pensions” as stated in our consolidated financial statements.

Average Balance Sheet — Liabilities and Interest Expense

	Six Months Ended June 30,
	2007			2006
LIABILITY AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousand of Euros, except percentages)
Due to credit entities
Domestic	14,718,530	325,322	4.42%	16,393,951	378,655	4.62%
International	99,918,071	1,452,002	2.91%	121,423,188	1,808,042	2.98%
	114,636,601	1,777,324	3.10%	137,817,139	2,186,697	3.17%

Customers deposits
Domestic	109,740,659	1,771,824	3.23%	100,242,775	1,089,718	2.17%
International	217,589,666	4,430,991	4.07%	205,661,194	4,187,064	4.07%
	327,330,325	6,202,815	3.79%	305,903,969	5,276,782	3.45%

Marketable debt securities
Domestic	112,686,702	2,013,773	3.57%	80,101,122	1,139,186	2.84%
International	108,046,199	1,833,290	3.39%	80,923,965	1,310,719	3.24%
	220,732,901	3,847,063	3.49%	161,025,087	2,449,905	3.04%

Subordinated debt
Domestic	14,795,261	358,410	4.84%	8,438,113	187,507	4.44%
International	17,113,783	618,706	7.23%	19,906,928	629,224	6.32%
	31,909,044	977,116	6.12%	28,345,041	816,731	5.76%

Equity having the substance of a financial liability (*)
Domestic	—	—	—	—	—	—
International	665,704	25,539	7.67%	1,282,599	43,580	6.80%
	665,704	25,539	7.67%	1,282,599	43,580	6.80%

Other interest bearing liabilities
Domestic	75,153,187	266,673	0.71%	64,741,959	269,550	0.83%
International	—	109,388	—	—	254,220	—
	75,153,187	376,061	1.00%	64,741,959	523,770	1.62%

Expenses from hedging operations
Domestic		126,420			(222,482)
International		960,996			908,882
		1,087,416			686,400

Total interest-bearing liabilities
Domestic	327,094,339	4,862,422	2.97%	269,917,920	2,842,134	2.11%
International	443,333,423	9,430,912	4.25%	429,197,874	9,141,731	4.26%
	770,427,762	14,293,334	3.71%	699,115,794	11,983,865	3.43%

Other liabilities	41,188,444	—	—	41,367,375	—	—
Minority interest	2,164,867	—	—	2,879,967	—	—
Stockholders’ Equity	44,706,340	—	—	36,114,752	—	—
Liabilities from discontinued operations	—	—	—	38,121,240	—	—

Total average Liabilities and Stockholders’ Equity	858,487,413	14,293,334	3.33%	817,599,128	11,983,865	2.93%

(*)	In our consolidated financial statements, preferred shares are stated as “Equity having the substance of a financial liability”

Changes in Net Interest Income—Volume and Rate Analysis
The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2007 compared to the same period of 2006. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.
Volume and rate analysis

	EU – IFRS (*)
	Six Months Ended June 30, 2007/2006
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar revenues
Cash and due from central banks
Domestic	3,770	15,440	19,210
International	(40,809)	120,809	80,000
	(37,039)	136,249	99,210

Due from credit entities
Domestic	(105,337)	80,245	(25,092)
International	387,381	(363,499)	23,882
	282,044	(283,254)	(1,210)

Loans and credits
Domestic	241,119	1,634,214	1,875,333
International	628,914	1,602,823	2,231,737
	870,033	3,237,037	4,107,070

Debt securities
Domestic	(46,771)	(26,161)	(72,932)
International	(455,734)	115,539	(340,195)
	(502,505)	89,378	(413,127)

Other interest earning assets
Domestic	217,028	(364,612)	(147,584)
International	—	—	—
	217,028	(364,612)	(147,584)

Total interest-earning assets
Domestic	309,809	1,339,126	1,648,935
International	519,752	1,475,672	1,995,428
	829,561	2,814,798	3,644,359

Investments in equity securities
Domestic	11,864	7,761	19,625
International	(39,776)	66,975	27,199
	(27,912)	74,736	46,824

Total earning assets without hedging operations
Domestic	321,673	1,346,887	1,668,560
International	479,976	1,542,647	2,022,623
	801,649	2,889,534	3,691,183

Income from hedging operations
Domestic	170,334	—	170,334
International	(176,694)	—	(176,694)
	(6,360)	—	(6,360)

Total earning assets
Domestic	492,007	1,346,887	1,838,894
International	303,282	1,542,647	1,845,929
	795,289	2,889,534	3,684,823

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Volume and rate analysis

	EU – IFRS (*)
	Six Months Ended June 30, 2007/2006
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest and similar expenses

Due to credit entities
Domestic	(20,545)	(32,788)	(53,333)
International	(271,044)	(84,996)	(356,040)
	(291,589)	(117,784)	(409,373)

Customers deposits
Domestic	(380,467)	1,062,573	682,106
International	243,927	—	243,927
	(136,540)	1,062,573	926,033

Marketable debt securities
Domestic	289,849	584,738	874,587
International	401,185	121,386	522,571
	691,034	706,124	1,397,158

Subordinated debt
Domestic	137,151	33,752	170,903
International	(191,671)	181,153	(10,518)
	(54,520)	214,905	160,385

Equity having the substance of a financial liability
Domestic	—	—	—
International	(29,200)	11,159	(18,041)
	(29,200)	11,159	(18,041)

Other interest bearing liabilities
Domestic	74,813	(77,690)	(2,877)
International	(144,832)	—	(144,832)
	(70,019)	(77,690)	(147,709)

Total interest-bearing liabilities without hedging operations
Domestic	100,801	1,570,585	1,671,386
International	8,365	228,702	237,067
	109,166	1,799,287	1,908,453

Expenses from hedging operations
Domestic	348,902	—	348,902
International	52,114	—	52,114
	401,016	—	401,016

Total interest-bearing liabilities
Domestic	449,703	1,570,585	2,020,288
International	60,479	228,702	289,181
	510,182	1,799,287	2,309,469

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Assets
Earning Assets—Yield Spread
The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Earning Assets — Yield Spread

	EU – IFRS (*)
	Six Months Ended June 30,
	2007	2006
	(in thousands of euros, except percentages)
Average earning assets
Domestic	298,435,411	251,473,884
International	514,603,320	482,152,531

	813,038,731	733,626,415
Interest and dividends on equity securities (1)
Domestic	6,472,849	4,531,455
International	15,237,043	13,493,614

	21,709,892	18,025,069
Net interest income
Domestic	1,610,427	1,689,321
International	5,806,131	4,351,883

	7,416,558	6,041,204
Gross yield (annualized) (2)
Domestic	4.34%	3.60%
International	5.92%	5.60%

	5.34%	4.91%
Net yield (annualized) (3)
Domestic	1.08%	1.34%
International	2.26%	1.81%

	1.82%	1.65%
Yield spread (annualized) (4)
Domestic	1.37%	1.49%
International	1.67%	1.34%

	1.63%	1.48%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets.

(4)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—Net Interest Income”.

Return on Equity and Assets
The following table presents our selected financial ratios for the periods indicated.

	EU – IFRS (*)
			Year Ended
	Six Months Ended June 30,		December 31,
	2007	2006	2006
ROA: Return on average total assets (1)	1.10%	0.87%	1.00%
ROE: Return on average stockholders’ equity (1)	22.57%	18.23%	21.39%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (2)	17.25%	20.79%	42.87%
Average stockholders’ equity as a percentage of average total assets	4.60%	4.32%	4.36%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

(1)
Net income and net attributable income for the six months ended June 30, 2007 and 2006 have been annualized by doubling the first half year figures. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for that full year.

(2)
Dividend information for the six months ended June 30, 2007 and 2006 is not comparable to year-end information because the interim figures include only the first quarterly interim dividend (announced during the first six months of the year) whereas the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Dividend Policy” in our 2006 Form 20-F.

Interest-Earning Assets
The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Interest earning assets

	EU – IFRS (*)
	Six Months Ended June 30,
	2007	2006
Cash and due from Central Banks
Domestic	0.36%	0.32%
International	1.80%	1.78%

	2.16%	2.10%
Due from credit entities
Domestic	1.17%	1.75%
International	7.63%	7.38%

	8.80%	9.13%
Loans and credits
Domestic	26.36%	23.01%
International	41.89%	39.97%

	68.25%	62.98%
Debt securities
Domestic	2.35%	3.04%
International	11.90%	16.92%

	14.25%	19.96%
Other interest earning assets
Domestic	6.54%	5.83%
International	—	—

	6.54%	5.83%
Total interest-earning assets
Domestic	36.78%	33.95%
International	63.22%	66.05%

	100.00%	100.00%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Classified Assets
Movements in Allowances for Credit Losses
The following table analyzes movements in our allowances for credit losses and movements, by domicile of customer, for the periods indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects—Results of operations for Santander—Impairment Losses (net)”.

	EU – IFRS (*)
	Year Ended December 31,			Six Months Ended June 30,
	2006	2005	2004	2007	2006
		(in thousands of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	3,664,349	2,836,564	1,849,001	4,318,320	3,664,349
Borrowers outside Spain	4,092,326	4,160,864	3,172,452	3,969,808	4,092,326

Total	7,756,675	6,997,428	5,021,453	8,288,128	7,756,675

Inclusion of acquired companies’ credit loss allowances
Borrowers in Spain	—	—	1,972	—	27,033
Borrowers outside Spain	164,530	4,006	1,044,042	—	25,101

Total	164,530	4,006	1,046,014	—	52,134

Recoveries of loans previously charged off (1)
Borrowers in Spain	123,566	105,800	145,591	72,256	65,642
Borrowers outside Spain	428,040	381,217	259,777	271,959	201,413

Total	551,606	487,017	405,368	344,215	267,055

Net provisions for credit losses (1)
Borrowers in Spain	793,898	746,519	868,520	198,640	319,813
Borrowers outside Spain	1,689,730	1,009,527	713,220	1,311,513	776,132

Total	2,483,628	1,756,046	1,581,740	1,510,153	1,095,945

Charge offs against credit loss allowance
Borrowers in Spain	(269,559)	(226,036)	(344,392)	(185,206)	(93,491)
Borrowers outside Spain	(2,100,306)	(1,293,458)	(681,036)	(1,173,490)	(836,368)

Total	(2,369,865)	(1,519,494)	(1,025,428)	(1,358,696)	(929,859)

Other movements (2)	(298,446)	31,672	(31,719)	(49,564)	(254,526)

Allowance for credit losses at end of year
Borrowers in Spain	4,318,320	3,664,349	2,836,564	4,005,091	4,036,252
Borrowers outside Spain	3,969,808	4,092,326	4,160,864	4,729,145	3,951,172

Total	8,288,128	7,756,675	6,997,428	8,734,236	7,987,424

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(1)
We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(2)	The shift in “Other Movements” from 2004 to 2005, from 2005 to 2006 and from January 1 to June 30, 2006 and 2007, principally reflects foreign exchange differences.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	EU – IFRS (*)
	Year Ended December 31,			Six Months Ended June 30,
	2006	2005	2004	2007	2006
	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, Industrial	37,879	51,649	60,113	17,757	20,187
Real estate-construction	5,646	140	2,488	3,605	1,536
Real estate-mortgage	11,249	5,226	24,799	12,149	6,016
Installment loans to individuals	59,726	32,303	44,340	33,764	33,545
Lease finance	5,023	2,903	4,050	2,075	2,294
Other	4,043	13,579	9,800	2,906	2,064
Total Borrowers in Spain	123,566	105,800	145,591	72,256	65,642
Borrowers outside Spain
Government and official institutions	1,126	1	1,958	10	1,847
Bank and other financial institutions	21	1,691	10,373	2,611	4
Commercial and industrial	299,302	292,279	141,324	212,046	174,644
Mortgage loans	7,751	3,468	8,288	28,070	16,348
Other	119,840	83,778	97,834	29,221	8,570
Borrowers outside Spain	428,040	381,217	259,777	271,959	201,413

Total	551,606	487,017	405,368	344,215	267,055
Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, Industrial	405,914	296,879	333,801	(159,177)	111,767
Real estate-construction	20,430	49,925	(621)	16,182	11,106
Real estate-mortgage	96,209	62,526	46,016	145,059	38,862
Installment loans to individuals	278,223	161,027	121,574	183,484	107,205
Lease finance	55,894	19,838	22,977	10,503	46,636
Other	(62,772)	156,324	344,774	2,589	4,237
Total Borrowers in Spain	793,898	746,519	868,520	198,640	319,813
Borrowers outside Spain
Government and official institutions	2,035	16,836	(5,085)	(852)	(18,406)
Bank and other financial institutions	72,479	1,698	46,117	(108,299)	460
Commercial and industrial	1,128,005	829,058	472,200	763,178	543,218
Mortgage loans	11,378	88,812	64,375	25,396	(46,196)
Other	475,833	73,123	135,613	632,091	297,056
Borrowers outside Spain	1,689,730	1,009,527	713,220	1,311,513	776,132

Total	2,483,628	1,756,046	1,581,740	1,510,153	1,095,945
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, Industrial	(55,982)	(113,357)	(158,248)	(21,954)	(30,128)
Real estate-construction	(18,911)	(8)	(667)	(6,208)	(3,081)
Real estate-mortgage	(7,284)	(14,674)	(36,253)	(4,424)	(1,603)
Installment loans to individuals	(184,218)	(67,554)	(113,652)	(150,602)	(53,126)
Lease finance	(1,775)	(8,007)	(2,249)	(455)	(5,286)
Other	(1,389)	(22,436)	(33,323)	(1,564)	(267)
Total Borrowers in Spain	(269,559)	(226,036)	(344,392)	(185,206)	(93,491)
Borrowers outside Spain
Government and official institutions	(174)	—	(1,706)	—	(233)
Bank and other financial institutions	(12,189)	(86)	(85,339)	(2,308)	(4,784)
Commercial and industrial	(1,333,617)	(1,120,180)	(551,804)	(765,341)	(780,781)
Mortgage loans	(46,603)	(30,562)	(4,923)	(1,352)	(41,085)
Other	(707,723)	(142,630)	(37,265)	(404,489)	(9,485)
Borrowers outside Spain	(2,100,306)	(1,293,458)	(681,036)	(1,173,490)	(836,368)

Total	(2,369,865)	(1,519,494)	(1,025,428)	(1,358,696)	(929,859)

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Allowances for Credit Losses

	EU – IFRS (*)
	December 31,
	2006	%	2005	%	2004	%
		(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,302,546	27.78	2,056,003	26.51	1,494,605	21.36
Real estate-construction	267,771	3.23	270,369	3.49	7,929	0.11
Real estate-mortgage	457,132	5.52	243,335	3.14	206,461	2.95
Installment loans to individuals	889,283	10.73	612,564	7.90	491,698	7.03
Lease finance	166,542	2.01	98,830	1.27	105,101	1.50
Other	235,046	2.84	383,248	4.94	530,771	7.59

Total Borrowers in Spain	4,318,320	52.10	3,664,349	47.24	2,836,564	40.54
Borrowers outside Spain
Government and official institutions	30,054	0.36	41,302	0.53	53,966	0.77
Bank and other financial institutions	149,729	1.81	68,122	0.88	176,115	2.52
Commercial and industrial	2,670,075	32.22	3,413,736	44.01	3,551,929	50.76
Mortgage loans	831,972	10.04	363,980	4.69	199,022	2.84
Other	287,978	3.47	205,186	2.65	179,832	2.57

Total borrowers outside Spain	3,969,808	47.90	4,092,326	52.76	4,160,864	59.46

Total	8,288,128	100.00	7,756,675	100.00	6,997,428	100.00

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Allowances for Credit Losses

	EU – IFRS (*)
	June 30,
	2007	%	2006	%
	(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,853,648	21.22	2,302,549	28.83
Real estate-construction	306,215	3.51	274,593	3.44
Real estate-mortgage	717,241	8.21	354,968	4.44
Installment loans to individuals	848,335	9.71	803,254	10.06
Lease finance	175,617	2.01	175,411	2.20
Other	104,035	1.19	125,477	1.57

Total Borrowers in Spain	4,005,091	45.86	4,036,252	50.53
Borrowers outside Spain
Government and official institutions	29,491	0.34	33,314	0.42
Bank and other financial institutions	40,908	0.47	58,991	0.74
Commercial and industrial	3,841,580	43.98	3,488,441	43.67
Mortgage loans	365,312	4.18	234,773	2.94
Other	451,854	5.17	135,653	1.70

Total borrowers outside Spain	4,729,145	54.14	3,951,172	49.47

Total	8,734,236	100.00	7,987,424	100.00

Impaired Assets
The following tables show our impaired assets, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	EU – IFRS (*)
	At December 31,			At June 30,
Non-performing assets	2006	2005	2004	2007	2006
		(in thousands of euros, except percentages)
Past-due and other non-performing assets (1) (2) (3):
Domestic	1,288,857	1,110,784	1,018,088	1,453,628	1,193,342
International	3,318,690	3,230,716	3,096,603	3,900,013	3,295,475

Total	4,607,547	4,341,500	4,114,691	5,353,641	4,488,817

Non-performing loans as a percentage of total loans	0.87%	0.98%	1.09%	0.95%	0.93%

Net loan charge-offs as a percentage of total loans	0.34%	0.23%	0.16%	0.18%	0.14%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(1)
We estimate that the total amount of our non-performing assets fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €1,567.0 million, €1,302.6 million and €1,206.5 million at December 31, 2004, 2005 and 2006 respectively and €1,209.1 million and €1,409.9 million at June 30, 2006 and 2007, respectively.

(2)
Non-performing assets due to country-risk were €117.1 million, €40.3 million and €23.7 million at December 31, 2004, 2005 and 2006, respectively and €84.3 million and €72.0 million at June 30, 2006 and 2007, respectively.

(3)
We estimate that at December 31, 2004, 2005 and 2006 and at June 30, 2006 and 2007, (i) the total amount of our non-performing past-due assets was €3,501.0 million, €3,367.1 million, €3,841.2 million, €3,644.3 million and €4,144.2 million respectively; and (ii) the total amount of our other non-performing assets was €613.7 million, €974.4 million, €766.3 million, €844.5 million and €1,209.4 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2007 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
Evolution of Impaired Assets
The following tables show the movement in our impaired assets (excluding country-risk, see “—Country-Risk Outstandings”).

	EU – IFRS (*)
	Year ended
(in thousands of euros)	December 31,		Quarter ended
	2004	2005	Jun. 30, 2006	Sep. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	Jun. 30, 2007

Opening balance	3,512,727	4,114,691	4,369,871	4,488,817	4,646,619	4,607,547	4,936,052
Net additions	1,627,392	1,737,692	568,536	717,611	841,125	1,058,004	1,046,786
Writeoffs	(1,025,428)	(1,510,833)	(449,590)	(559,809)	(880,197)	(729,499)	(629,197)

Closing balance (1)	4,114,691	4,341,500	4,488,817	4,646,619	4,607,547	4,936,052	5,353,641

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(1)	Non-performing assets due to country-risk were €40.3 million and €23.7 million at December 31, 2005 and 2006, respectively, and €84.3 million and €72.0 million at June 30, 2006 and 2007, respectively.

Impaired Asset Ratios
The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio.

	EU - IFRS (*)
	At December 31,			At June 30,
	2006	2005	2004	2007	2006
	(in thousands of euros, except percentages)

Computable credit risk (1)	588,372,837	489,662,040	411,482,598	648,248,358	538,282,852

Non-performing assets
Mortgage loans	1,364,317	1,209,137	1,352,564	1,492,561	1,212,151
Other	3,243,230	3,132,363	2,762,127	3,861,080	3,276,666

Total non performing assets	4,607,547	4,341,500	4,114,691	5,353,641	4,488,817

Allowances for non-performing assets	8,626,937	7,902,225	6,813,354	9,056,109	8,335,428

Ratios
Non-performing assets to computable credit risk	0.78%	0.89%	1.00%	0.83%	0.83%
Coverage ratio (2)	187.23%	182.02%	165.59%	169.16%	185.69%

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country-risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing assets as a percentage of non-performing assets.
Country-Risk Outstandings
The following tables set forth our country-risk outstandings with third parties belonging to countries classified in groups 3, 4, 5 and 6 for the periods shown (See “Item 4. Information on the Company-B. Business Overview—Bank of Spain Classification Requirements—Country-Risk Outstandings” in our 2006 Form 20-F).

	EU - IFRS (*)
	Year ended December 31,			Six Months Ended June 30,
	2006	2005	2004	2007	2006
			(in millions of euros)
Risk (gross)	899.1	668.1	1,063.7	923.3	716.0
Provisions	233.5	313.0	275.0	261.0	216.5

Risk (net)	665.6	355.1	788.8	662.3	499.5

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Other Non-Accruing Assets
As described under “Item 4. Information on the Company-B. Business Overview—Bank of Spain Classification Requirements—Country-Risk Outstandings” in our 2006 Form 20-F, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired assets. However, as described under “Item 4. Information on the Company-B. Business Overview —Bank of Spain Allowances for Credit Losses and Country-Risk Requirements—Allowances for Country-Risk” and “—Non-Accrual of Interest Requirements” in our 2006 Form 20-F, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (doubtful countries) country-risk outstandings as both non-accruing and impaired asset. Total other non-accruing assets at December 31, 2002, 2003, 2004, 2005 and 2006 were €259.5 million, €249.7 million, €717.5 million, €626.5 million and €874.5 million, respectively (2002 and 2003 calculated under previous Spanish GAAP) and at June 30, 2006 and 2007 were €656.2 million and €966.5 million, respectively.

	EU – IFRS (*)
Summary of non-accrual assets	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2007	2006
	(in millions of euros)
Assets classified as Non Performing Assets	4,114.7	4,341.5	4,607.5	5,353.6	4,488.8
Non Performing Assets due to country-risk	117.1	40.3	23.7	72.0	84.3
Other assets on non-accrual status due to country-risk	717.5	626.5	874.5	966.5	656.2

Total non-accruing assets	4,949.3	5,008.3	5,505.7	6,392.1	5,229.3

(*) The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 we do not have any loans past-due 90 days or more that are accruing interest.
As of December 31, 2004, 2005 and 2006, the amounts of “restructured loans”, none of which were classified as non-performing, were €193.2 million, €322.4 million and €403.0 million and at June 30, 2006 and 2007 €362.1 million and €477.8 million, respectively.
Foreclosed Assets
The table below sets forth the movements in our foreclosed assets for the periods shown.

	EU – IFRS (*)
	Total Year	Quarterly movements				Total Year	Six Months Ended
	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Dec. 31,	June 30,	June 30,
	2005	2006	2006	2006	2006	2006	2006	2007
	(in thousands of euros, except percentages)
Opening balance	372,519	408,042	409,853	378,495	380,817	408,042	408,042	408,450
Foreclosures	442,458	126,246	122,122	121,778	269,662	639,808	248,368	361,967
Sales	(406,935)	(124,435)	(153,480)	(119,456)	(242,029)	(639,400)	(277,915)	(356,401)
Gross foreclosed assets	408,042	409,853	378,495	380,817	408,450	408,450	378,495	414,016
Allowances established	(115,683)	(119,723)	(99,700)	(116,508)	(129,611)	(129,611)	(99,700)	(117,926)
Allowance as a percentage of foreclosed assets	28.35%	29.21%	26.34%	30.59%	31.73%	31.73%	26.34%	28.48%
Closing balance (net)	292,359	290,130	278,795	264,309	278,839	278,839	278,795	296,090

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Item 3
Operating and Financial Review and Prospects
A. Operating results
We have based the following discussion on our unaudited interim consolidated financial statements for the six months ended June 30, 2007. You should read this discussion in connection with, and it is qualified in its entirety by reference to, the unaudited consolidated financial statements included in the F-pages of this report. On January 1, 2005, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 came into effect in Spain. As a result, our financial statements for the six month periods ended June 30, 2006 and 2007 have been prepared according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. We have identified the significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP in Note 16 to our unaudited interim consolidated financial statements included in the F-pages of this report. Note 16 also includes reconciliations to U.S. GAAP of net income and stockholders’ equity as reported in our unaudited interim consolidated financial statements. Note 6 to our unaudited interim consolidated financial statements includes financial information for our main business segments.
General
We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management and insurance businesses.
Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities with such securities and derivatives, by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.
Another source of income is the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.
In addition, an occasional source of income comes from the capital gains we can make from the selling of our holdings in Group companies and associates.
First half 2007 overview
The global economy grew in the first half of 2007 at a similar annual rate as the first half of 2006 (5.3% approximately), after absorbing the slowdown in the U.S. and the tightening of monetary policies.
Even after the financial crisis occurred in August, due to the initial strength of the world’s economy and the speed of the central banks’ reaction to the liquidity problems, GDP growth in 2007 is expected to remain at approximately 5% and 4.5% in 2008.
The US economy has been moderating its growth rates since the second half of 2006 and it is expected to continue to slow down in the following months. GDP growth for 2007 is currently expected to be 1.9%. A further decrease is not expected due to to the good financial position of companies and the margin that the monetary authorities still have to cope with the slowdown. A substantial rebound of activity in 2008 (2.3% expected) is improbable due to the difficult financial situation of individuals and the mortgage and real estate crisis.
Latin America is growing close to 5% but we expect a minor deceleration in 2008 (4.6% forecasted) with solid fundamentals (inflation, general government fiscal balance and current account). Exchange rates remained at around their equilibrium levels, although with upward pressures in Brazil and Chile. Financial markets are strong and risk premiums are low. Central banks continued to adapt their interest rates to the economic environment’s needs, with moderate rises in some countries (Chile) and significant cuts in others (Brazil).
The Euro zone’s expansion continued to gain strength in the second half of 2007. GDP grew 2.5% in the second quarter and inflation continued to be below the 2% target. The recent decline in the stock exchange markets and the liquidity difficulties may have a negative effect on growth. Nevertheless, the Euro zone’s expansion is in an initial stage of the cycle and the private sector is prepared to cope with the situation. Therefore, it is expected that GDP will continue growing in 2008 at rates over 2%. In this environment it is probable that the European Central Bank will keep its repo rate at 4% during the following months.

The Spanish economy grew at a strong pace during the first half (4%) although the recent indicators and a less positive international environment anticipate a slowdown for future quarters. GDP will grow in 2007 at a similar rate as in 2006 (3.9%) and in 2008 activity will remain at rates of approximately 3%.
The UK grew (3%) above its potential rate and inflation continued above the target of 2%. The increase of the base rate during the last months and the global environment may also anticipate a slowdown for future quarters. It is expected that the Bank of England will keep its rate at the level fixed in July (5.75%).
The difficult global financial environment experienced in September 2007 introduces an additional risk factor on the general outlook described above. Nevertheless, the financial scenario in those countries and markets where Grupo Santander operates is positive and our goal for 2007 is to obtain quality and recurrent results that help us outperform our competitors.
Results of Operations for Grupo Santander
Summary
Profit attributed to the Group as reported in our unaudited interim consolidated financial statements for the first half of 2007 was €4,458.4 million, a 38.6% or €1,242.2 million increase from €3,216.2 million for the same period in 2006. This increase was mainly due to net capital gains, increases in net interest income and net fees and commissions all of which were partially offset by increases in general administrative expenses, impairment losses, depreciation and amortization and corporate taxes.
Capital gains from the sale of our stake in Intesa Sanpaolo amounted to €566 million (See “Item 6. Recent Events — Acquisitions, Dispositions and Reorganizations”).
Net Interest Income
Net interest income was €7,416.6 million for the first half of 2007, a 22.8% or €1,375.4 million increase from €6,041.2 million for the same period in 2006. Not considering dividends, this figure would have been €7,132.9 million for the first half of 2007, a 22.9% or €1,328.6 million increase from €5,804.3 million for the same period in 2006.
The €1,375.4 million increase in net interest income was due both to continued expansion of business volumes (€173.5 million) and to the improvement in customer spreads (€1,201.8 million) in some units (Santander Branch Network, Banesto, Mexico and Abbey, among others).
Average total earning assets were €813,038.7 million for the first half of 2007, a 10.8% or €79,412.3 million increase from €733,626.4 million for the same period in 2006. This increase was due to an increase of €46,961.5 million in the average balances of our domestic total earning assets (mainly due to an increase of €41,644.9 million in the average balances of our domestic loans and credits portfolio and an increase of €10,742.8 million in the average balances of other interest earning assets (mainly derivatives) partially offset by a decrease of €3,388.7 million in the average balances due from credit entities and a decrease of €3,385.2 million in the average balances of our debt securities portfolio) and an increase of €32,450.8 million in the average balance of our international total earning assets (mainly due to an increase of €42,213.8 million in the average balances of our international loan and credit portfolio and an increase of €10,010.3 million in the average balances due from credit entities partially offset by a decrease of €22,259.7 million of our debt securities portfolio).
Total gross lending stood at €561,295 million at June 30, 2007, 15.9% more compared to June 30, 2006. Loans in Spain (excluding public sector) increased 21.8%. Secured loans increased 22.8%, a slower pace than in previous quarters. Commercial bills increased 16.8% and other loans increased 21.4%. These increases reflect the good performance of lending balances with individual customers and SMEs. Lending to the non-resident sector rose 12.7%.
As regards the geographic distribution (principal segments), Continental Europe’s loans grew 20%, excluding securitizations. In Spain, the Santander Branch Network’s lending rose 13% and Banesto’s 27%, while Santander Consumer Finance’s increased 24% (+17% excluding Drive) and Portugal’s 4%. Consumer lending in Europe had a flat performance in automobile, in line with the market’s underlying trend, and grew strongly in the most profitable products (credit cards, direct credit and mortgages) driven by investment made in previous years.

Abbey’s balances were 8% higher in euros (+5% in sterling) and Latin America’s 19% in euros. In local currency growth was 20%, with significant increases in Brazil (+32%), Mexico (+34%) and Chile (+8%).
At the end of June, Continental Europe accounted for 53% of the Group’s lending, Abbey 36% and Latin America 11%.
Our overall annualized yield spread increased from 1.48% in the first six months of 2006 to 1.63% in the same period of 2007. Domestic annualized yield spread decreased from 1.49% in the first six months of 2006 to 1.37% in the same period of 2007 reflecting the continued pressure of margins in Spain. International annualized yield spread increased from 1.34% in the first six months of 2006 to 1.67% in the same period of 2007. In Abbey, spreads improved during the period while in Latin America — with differences among countries- remained basically flat. In those countries where sharp decreases in interest rates compressed spreads (for example, Brazil), the impact was offset by the reduction in the cost of financing of their debt.
Share of Results of Entities Accounted for using the Equity Method
Share of results of entities accounted for using the equity method was €159.8 million for the first half of 2007, a 33.7% or €81.1 million decrease from €240.9 million for the same period in 2006.
The €81.1 million decrease in the first half of 2007 is mainly due to the lower contribution of CEPSA.
The entities providing the largest portions of the contributions in the first half of 2007 and 2006 include the following:

			Contributions ot Net
	Percent owned		Income (1)
Investment	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	(in thousands of euros, except percentages)
CEPSA	30.6%	32.3%	102,499	220,597
Sovereign Bancorp	24.5%	22.0%	34,604	—
Attijariwafa Bank Société Anonyme	14.5%	14.5%	16,028	11,188

(1)	Contributions to income from companies accounted for by the equity method include dividends.
Net Fees and Commissions
Net fees and commissions were €4,153.8 million for the first half of 2007, a 18.9% or €659.9 million increase from €3,493.9 million for the same period in 2006.
Net fees and commissions for the first half of 2007 and 2006 were as follows:

	Six Months Ended June 30,
			Amount	%
	2007	2006	Change	Change
	(in millions of euros, except percentages)
Commissions for services	1,790.2	1,580.3	209.8	13.3
Credit and debit cards	387.1	324.1	63.0	19.4
Account management	281.2	271.9	9.3	3.4
Bill discounting	110.1	114.1	(4.0)	(3.5)
Guarantees and other contingent liabilities	173.9	144.4	29.5	20.4
Other operations	837.9	725.8	112.1	15.4
Mutual and pension funds	1,057.9	996.4	61.5	6.2
Securities services	553.0	365.0	188.0	51.5
Insurance	752.7	552.1	200.6	36.3
Total net fees and commissions	4,153.8	3,493.9	659.9	18.9

The €659.9 million increase in the first half of 2007 resulted mainly from a €200.6 million or 36.3% increase in fees from insurance due to increased activity, a €188.0 million or 51.5% increase in fees from securities services and a €112.1 million or 15.4% increase in other operations (principally, checks) also due to increased activity.
Average balances of mutual funds under management in Spain rose 0.7% from €71.1 billion in the first half of 2006 to €71.6 billion in the same period of 2007. Average balances of mutual funds abroad increased by 35.9% from €41.8 billion in the first half of 2006 to €56.8 billion in the same period of 2007, mainly due to increased activity in the United Kingdom, Brazil and Switzerland.
Average balances of pension funds in Spain increased by 11.1% from €9.0 billion in the first half of 2006 to €10.0 billion in the same period of 2007, mainly due to increased activity in individual pension funds. Average balances of pension funds abroad increased by 3.1% from €19.7 billion in the first half of 2006 to €20.3 billion in the same period of 2007 mainly due to increased activity in Chile, Argentina and Portugal.
Insurance activity income
Net income from the insurance business was €189.1 million for the first half of 2007, a 28.1% or €41.5 million increase from €147.6 million for the same period in 2006 due to increased activity.
The 28.1% increase was due to a €1,308.1 million or 68.0% increase in insurance and reinsurance premium income partially offset by a €936.6 million or 90.5% increase in net provisions for insurance contracts.
Gains (Losses) on Financial Transactions
Net gains on financial transactions were €1,287.8 million for the first half of 2007, a 40.5% or €371.3 million increase from €916.5 million for the same period in 2006. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of available for sale financial assets and liquidation of our corresponding hedge or other derivative positions, and exchange differences.
Their growth was due to both the good performance of treasury revenues from customers as well as the sale of some portfolios, taking advantage of the good conditions in the markets, and the €107 million capital gain from the sale of our stake in BPI.
Net Income from Non-financial Activities
Net income from non-financial services generated gains of €77.2 million in the first half of 2007, a 62.5% or €29.7 million increase from €47.5 million in the same period in 2006. Net income from non-financial services consists mainly of sales of goods and income from services rendered by non-financial companies that consolidate in the Group.

General Administrative Expenses
General administrative expenses were €5,396.9 million for the first half of 2007, a 9.6% or €471.3 million increase from €4,925.6 million for the same period in 2006.
General administrative expenses for the first half of 2007 and 2006 were as follows:

	Six Months Ended June 30,
			Amount	%
	2007	2006	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	3,190,329	2,968,708	221,621	7.5%
Other administrative expenses	2,206,578	1,956,885	249,693	12.8%
Building and premises	426,470	441,107	(14,637)	(3.3%)
External services	329,975	257,471	72,504	28.2%
Advertising	277,579	226,885	50,694	22.3%
Information technology	250,452	199,852	50,600	25.3%
Communications	207,728	174,353	33,375	19.1%
Other expenses	168,053	188,794	(20,741)	(11.0%)
Taxes (other than income tax)	132,171	114,320	17,851	15.6%
Per diems and travel expenses	124,800	108,377	16,423	15.2%
Technical reports	102,933	80,742	22,191	27.5%
Guard and cash courier services	98,783	89,734	9,049	10.1%
Stationary and printing expenses	69,170	57,994	11,176	19.3%
Insurance premiums	18,464	17,256	1,208	7.0%
Total general administrative expenses	5,396,907	4,925,593	471,314	9.6%
The 9.6% increase in general administrative expenses in the first half of 2007 included a 7.5% increase in personnel expenses and a 12.8% increase in other administrative expenses.
All business units in Europe and Latin America, as well as the global ones, registered growth while controlling costs according to the Group’s policy, and met the efficiency targets of their different development plans. Abbey continued to cut its costs. Costs in Abbey during the second quarter of 2007 were the lowest since its consolidation into Grupo Santander.
This performance widened the difference between the growth in gross operating income and in costs to 12 percentage points and resulted in a strong improvement of 4.9 percentage points in the Group’s efficiency ratio (44.4% for the first half of 2007 as compared to 49.3% for the same period in 2006). All business areas improved.
Depreciation and Amortization
Depreciation and amortization was €624.2 million for the first half of 2007, a 12.2% or €67.6 million increase from €556.6 million for the same period in 2006.
Impairment Losses (net)
Impairment losses (net) were €1,545.2 million for the first half of 2007, a 36.4% or €412.5 million increase from €1,132.7 million for the same period in 2006.
Our net impairment for credit losses (including loans and advances, debt securities and other financial assets) were €1,510.2 million for the first half of 2007, a 37.8% or €414.2 million increase from €1,095.9 million for the same period in 2006. This was due to the larger volume of lending and the change in business mix towards products with higher risk premium, particularly in Latin America (+€315 million). Additionally, the perimeter effect from Drive’s consolidation (+€186 million) and lower country-risk releases also contributed to the increase in provisions.
The €414.2 million increase in net impairment for credit losses reflected a €368.5 million increase in gross provisions for credit losses (gross provisions for credit losses were €1,826.3 million for the first half of 2007 compared to €1,457.8 million for the same period in 2006), a €123.5 million increase in provisions for country-risk (provisions for country-risk were 28.1 million for the first half of 2007 compared to €-95.4 million for the same period in 2006), and a €77.7 million increase in recoveries of loans previously charged-off (recoveries totaled €344.2 million for the first half of 2007 compared to €266.5 million for the same period in 2006) (see “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements” in our 2006 Form 20-F).

Our total allowances for credit losses increased by €746.8 million to €8,734.2 million at June 30, 2007, from €7,987.4 million at June 30, 2006.
Non-performing loans (excluding country-risk) increased by €864.8 million to €5,353.6 million at June 30, 2007, compared to €4,488.8 million at June 30, 2006. Our coverage ratio was 169.2% at June 30, 2007, and 185.7% at June 30, 2006. See “Item 2. Selected Statistical Information—Impaired Asset Ratios”.
Net gains on disposal of investments in associates
Net gains on disposal of investments in associates were €6.3 million for the first half of 2007, a €5.6 million increase from €0.7 million for the same period in 2006.
Net results on other disposals, provisions and other income
Net loss on other disposals, provisions and other income was €306.2 million for the first half of 2007, a €296.1 million increase from €10.1 million for the same period in 2006.
Results on other disposals include gains and losses, not included in other items of the income statement, obtained from non-ordinary activities. For the first half of 2007 we obtained gains of €626.9 million, a 354.9% or €489.1 million increase from €137.8 million for the same period in 2006. This increase was mainly due to the €566 million capital gains obtained in the first half of 2007 from the sale of our 1.79% stake in Intesa Sanpaolo.
Net provisions were €320.4 million for the first half of 2007, a 149.3% or €191.9 million increase from €128.5 million for the same period in 2006 because of the greater provisions for possible contingencies that were accounted for, mainly in Brazil. This item includes additions charged to the income statement in relation with provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions.
Under other income, we include net income from non-financial activities. In the first half of 2007, we had net losses of €0.3 million as compared to net gains of €0.8 million for the same period in 2006.
Income Tax
The provision for corporate income tax was €1,233.8 million for the first half of 2007, a 38.4% or €342.2 million increase from €891.6 million for the same period in 2006. The effective tax rate was 20.7% for the first half of 2007, and 21.0% for the first half of 2006.
Profit attributed to minority interests
Profit attributed to minority interests were €268.5 million for the first half of 2007, a 18.7% or €61.8 million decrease from €330.3 million for the same period in 2006.
The €61.8 million decrease in profit attributed to minority shareholders reflects a decrease in profits from Somaen-Dos S.L. and Banesto (due to the sale of Inmobiliaria Urbis, S.A. in July 2006) partially offset by an increase in profits from our subsidiaries in Mexico and Chile.
Net Income Information on U.S. GAAP Basis
Our consolidated financial statements have been prepared in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 differs in certain significant respects from U.S. GAAP. For a summary of the most significant adjustments required to arrive at net income on U.S. GAAP basis, see Note 16 to our consolidated financial statements.

	Six months ended June 30,
	2007	2006
	(in thousands of euros, except per share data)
As Reported
Net attributable income	4,458,370	3,216,212
Net attributable income per average share (1) (2)	0.71	0.51
U.S. GAAP
Net income	4,272,786	2,608,652
Net income per average share (1) (2)	0.68	0.42

(1)	Based on the average number of shares outstanding in the relevant six-month period.

(2)	Not annualized.
Results of Operations by Business Areas
Our results of operations by business areas can be summarized as follows:
Principal level (geographic):
Continental Europe

	Continental Europe
	Six Months Ended June 30,		Variations
	2007	2006	Amount	(%)
	(in millions of euros)
Net interest income	3,830	2,971	858	28.9%
Share of results of entities accounted for using the equity method	4	2	2	100.0%
Net fee and commission income	2,163	1,742	421	24.2%
Gains/losses on financial assets and liabilities and Exchange differences	495	325	170	52.3%
Insurance activity income	75	67	8	11.9%
Gross income	6,567	5,107	1,460	28.6%
Sales and income from the provision of non-financial services (net)	11	(4)	15	n/a
Other operating income/expense	9	9	—	—
General administrative expenses:	(2,195)	(1,928)	(267)	13.8%
Personnel expenses	(1,467)	(1,316)	(151)	11.5%
Other administrative expenses	(728)	(612)	(116)	19.0%
Depreciation and amortization	(272)	(256)	(16)	6.3%
Net operating income	4,120	2,928	1,192	40.7%
Net impairment losses	(680)	(626)	(54)	8.6%
Net provisions	88	63	25	39.7%
Other gains/losses	(29)	57	(86)	n/a
Profit before tax	3,499	2,422	1,077	44.5%
Income tax	(974)	(699)	(275)	39.3%
Profit from continuing operations	2,525	1,723	802	46.6%
Profit from discontinued operations	—	85	(85)	n/a
Consolidated profit for the year	2,525	1,808	717	39.7%
Profit attributed to minority interests	57	107	(50)	(46.7%)
Profit attributed to the Group	2,468	1,701	767	45.1%
In the first half of 2007, Continental Europe contributed 56% of the profit attributed to the Group’s operating areas.

The 2007 figures include Drive (our US auto-finance business) within Santander Consumer Finance and are therefore reported in the Continental Europe segment. For more information on Drive, see “Item 4. Information on the company — A. History and development of the company — Principal capital expenditures and divestitures — Acquisitions, dispositions and reorganizations — Drive Consumer USA Inc.” in our 2006 Form 20-F.
Net interest income was €3,830 million for the first half of 2007, a 28.9% or €858 million increase from €2,971 million for the same period in 2006. This was due to increased business volumes in all units and the improvement in the customer spreads of the Santander Branch Network and Banesto. Of note was the Santander Branch Network, whose net interest income year-on-year increase was 20.9%, while Banesto’s was almost 20%.
Net fee and commission income was €2,163 million for the first half of 2007, a 24.2% or €421 million increase from €1,742 million for the same period in 2006. Of note were the increases at the Santander Branch Network, Santander Consumer Finance, Banif and Global Wholesale Banking, which doubled their fees and commissions income in the first half of 2007 as compared to the same period in 2006. The products that grew the most were insurance, securities and custody, mutual funds and guarantees.
Gains/losses on financial assets and liabilities and Exchange differences were €495 million for the first half of 2007, a 52.3% or €170 million increase from €325 million for the same period in 2006. The higher gains on financial transactions mainly reflect the stronger demand by customers for treasury products, the good performance of the markets and the capital gains in Portugal from the sale of our stake in BPI (see “Item 6. Recent Events —Acquisitions, dispositions and reorganizations”).
Gross income was €6,567 million for the first half of 2007, a 28.6% or €1,460 million increase from €5,107 million for the same period in 2006.
General administrative expenses were €2,195 million for the first half of 2007, a 13.8% or €267 million increase from €1,928 million for the same period in 2006. This increase is partially explained by an increase in the perimeter of consolidation, projects to develop new products and the net opening of 380 new branches since June 2006.
As a result of the revenue and expenses performance, net operating income increased by 40.7% or €1,192 million to €4,120 million. The four larger units in this area (Santander Branch Network, Banesto, Santander Consumer Finance and Portugal) registered growth in net operating income of more than 20%.
The efficiency ratio improved by 5.1 percentage points to 36.7%.
Net impairment losses were €680 million for the first half of 2007, a 8.6% or €54 million increase from €626 million for the same period in 2006. The increase from Drive’s consolidation was almost offset by the lower generic needs of the wholesale area. The results of Global Wholesale Banking in the second half of 2006 reflect the impact of large generic provisions for operations that had not reached their final hold positions at the end of the year. There was a partial release of these provisions during the first half of 2007. Credit risk quality continued to be excellent (NPL ratio of 0.79%).
Profit attributed to the Group was €2,468 million, a 45.1% or €767 million increase from €1,701 million for the same period in 2006. The main drivers behind these results were the rise in commercial revenues, control of costs with selective growth and a diversified increase in business.

United Kingdom (Abbey)

	United Kingdom (Abbey)
	Six Months Ended June 30,		Variations
	2007	2006	Amount	(%)
	(in millions of euros)
Net interest income	1,152	1,033	119	11.5%
Share of results of entities accounted for using the equity method	—	2	(2)	(100.0%)
Net fee and commission income	512	508	4	0.8%
Gains/losses on financial assets and liabilities and Exchange differences	232	183	49	26.8%
Insurance activity income	—	—	—	—
Gross income	1,896	1,726	170	9.8%
Sales and income from the provision of non-financial services (net)	28	26	2	7.7%
Other operating income/expense	—	4	(4)	(100.0%)
General administrative expenses:	(919)	(932)	13	(1.4%)
Personnel expenses	(520)	(535)	15	(2.8%)
Other administrative expenses	(399)	(397)	(2)	0.5%
Depreciation and amortization	(50)	(54)	4	(7.4%)
Net operating income	955	770	185	24.0%
Net impairment losses	(162)	(203)	41	(20.2%)
Net provisions	—	(2)	2	(100.0%)
Other gains/losses	10	—	10	n/a
Profit before tax	803	565	238	42.1%
Income tax	(201)	(163)	(38)	23.3%
Profit from continuing operations	602	402	200	49.8%
Profit from discontinued operations	—	89	(89)	(100.0%)
Consolidated profit for the year	602	491	111	22.6%
Profit attributed to minority interests	—	—	—	—
Profit attributed to the Group	602	491	111	22.6%
For purposes of our financial statements and this report on Form 6-K, we have calculated Abbey’s results of operations using the criteria described on page 23 of our 2006 Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Abbey.
In the first half of 2007, Abbey contributed 14% of the profit attributed to the Group’s total operating areas.
Net interest income was €1,152 million for the first half of 2007, a 11.5% or €119 million increase from €1,033 million for the first half of 2007. The increase was largely due to higher Retail Banking income driven by asset growth of over 7% and improved liability growth (including current account balances up 8%) combined with balanced margin management. In total, spreads are stronger than last year benefiting from improvement in liability spreads. Asset spreads continue to be impacted by pricing pressure on fixed rate mortgage products, albeit partially offset by improved margins in unsecured personal loans reflecting Abbey’s more cautious approach to this market. Wealth Management also delivered strong growth reflecting an increase in balances.
Net fee and commission income and Gains/losses on financial assets and liabilities and Exchange differences were €512 million and €232 million respectively for the first half of 2007, a 0.8% and 26.8% growth from for the first half of 2007, respectively. Retail Banking non-interest income was slightly ahead of that of the same period of last year with strong growth in investment related income. This was driven by increased sales of tax-efficient savings products for consumers and a stronger range of investments and bundled saving products. The first half of 2007 has also benefited from an improvement in protection income, albeit growth across these areas was offset by lower current account charges. Global Wholesale Banking non-interest income was up slightly compared to the prior year as a result of an increase in sales of retail structured products.
Gross income was €1,896 million for the first half of 2007, a 9.8% or €170 million increase from €1,726 million for the same period in 2006.

General administrative expenses were €919 million for the first half of 2007, a 1.4% or €13 million decrease from €932 million for the same period in 2006. The reduction largely reflects the benefits of the cost reduction program employed by Abbey with the majority of the savings relating to employment costs driven by headcount reductions predominantly in 2006.
Lower costs and higher revenues produced a further gain in the efficiency ratio to 50.4% in the first half of 2007 from 56.3% in the same period in 2006.
Depreciation and amortization of €50 million in the first half of 2007 compared to €54 million in the same period in 2006 decreased by 7.4%.
Net operating income was €955 million for the first half of 2007, a 24.0% or €185 million increase from €770 million for the same period in 2006.
Net impairment losses were €162 million for the first half of 2007, a 20.2% or €41 million decrease from €203 million for the same period in 2006. This reflected the continued good quality of mortgages and the cancellation of lending through the Internet channel. The NPL ratio was 0.55% at the end of June and coverage 78%.
Profit before tax was €803 million for the first half of 2007, a 42.1% or €238 million increase from €565 million for the same period in 2006.
Profit attributed to the Group was €602 million for the first half of 2007, a 22.6% or €111 million increase from €491 million for the same period in 2006 driven by stronger revenues and lower costs and provisions.

Latin America

	Latin America
	Six Months Ended June 30,		Variations
	2007	2006	Amount	(%)
	(in millions of euros)
Net interest income	3,071	2,515	556	22.1%
Share of results of entities accounted for using the equity method	1	4	(3)	(75.0%)
Net fee and commission income	1,449	1,251	198	15.8%
Gains/losses on financial assets and liabilities and Exchange differences	444	301	143	47.5%
Insurance activity income	114	78	36	46.2%
Gross income	5,079	4,149	930	22.4%
Sales and income from the provision of non- financial services (net)	—	—	—	—
Other operating income/expense	(74)	(51)	(23)	45.1%
General administrative expenses:	(1,980)	(1,826)	(154)	8.4%
Personnel expenses	(1,075)	(998)	(77)	7.7%
Other administrative expenses	(905)	(828)	(77)	9.3%
Depreciation and amortization	(167)	(152)	(15)	9.9%
Net operating income	2,858	2,120	738	34.8%
Net impairment losses	(707)	(394)	(313)	79.4%
Net provisions	(260)	(203)	(57)	28.1%
Other gains/losses	102	79	23	29.1%
Profit before tax	1,993	1,602	391	24.4%
Income tax	(432)	(315)	(117)	37.1%
Profit from continuing operations	1,561	1,287	274	21.3%
Profit from discontinued operations	—	9	(9)	(100.0%)
Consolidated profit for the year	1,561	1,296	265	20.4%
Profit attributed to minority interests	201	149	52	34.9%
Profit attributed to the Group	1,360	1,147	213	18.6%
In the first half of 2007, Latin America contributed 31% of the profit attributed to Group’s total operating areas.
Net interest income was €3,071 million for the first half of 2007, a 22.1% (29.2% in local currency) or €556 million increase from €2,515 million for the same period in 2006. Growth in business, and a better focus on retail segments, contributed positively to the rise in net interest income, while spreads — with differences among countries — remained basically flat. In those countries where sharp falls in interest rates compressed spreads (for example, Brazil), the impact was offset by the reduction in the cost of their debt. Average short-term interest rates, for the region as a whole, declined a little between the first half of 2006 and the same period of 2007, although the movements varied from country to country. They dropped in Brazil (-3.8 percentage points), Argentina (-0.6 percentage points) and Mexico (-0.2 percentage points) and increased in Chile (+0.2 percentage points), Puerto Rico (+0.1 percentage points), Venezuela (+1.3 percentage points) and Colombia (+2.2 percentage points). Earnings in euros were negatively affected by exchange rates. The dollar, the currency used to manage the area, depreciated 8% against the euro, on average, between the first half of 2006 and the same period of 2007. Latin American currencies performed differently against the dollar. The Brazilian real strengthened, the Chilean peso depreciated a little and the Mexican peso remained stable.
Net fee and commission income was €1,449 million for the first half of 2007, a 15.8% (22.2% in local currency) increase from the same period in 2006 reflecting the focus on strengthening the most recurrent revenues and, specifically, developing fee-generating products and services (credit cards, cash management, foreign trade, mutual funds and insurance). Particularly striking was the growth in fees from credit cards (+34.0% in local currency) and insurance (+30.0% in local currency).
Gains/losses on financial assets and liabilities and Exchange differences were €444 million for the first half of 2007, 47.5% increase from €301 million for the same period in 2006, due to customer activity and the realization of capital gains in portfolios, favored by the increase in value from the fall in interest rates, particularly in Brazil.

Gross income grew 22.4% to €5,079 million for the first half of 2007 (29.3% in local currency).
General administrative expenses were €1,980 million for the first half of 2007, an 8.4% or €154 million increase from €1,826 million for the same period in 2006. In local currency, operating expenses increased 14.3% (average inflation of 5.4%). Costs grew because of investments and spending (technology, promotions) incurred in specific business expansion programs.
The efficiency ratio improved by 5.2 percentage points to 41.3% and net operating income was 34.8% higher (42.6% in local currency).
Net impairment losses were €707 million for the first half of 2007, a 79.4% or €313 million increase from €394 million for the same period in 2006. This increase was due to the strong rise in lending and the change of business mix (focused more on products and segments with a higher return, but also with a greater risk premium). The ratio of non-performing loans was 1.61% at the end of June 2007 (1.77% a year earlier), while coverage was 151% (168% in June 2006)
Profit attributed to the Group was €1,360 million for the first half of 2007, an 18.6% (+25.9% in local currency) or €213 million increase from 1,147 million for the same period in 2006. This figure was affected by changes to the perimeter (sale in 2006 of the pension fund management institution in Peru and of the bank in Bolivia, as well as the sale in the market of 7.23% of Banco Santander Chile). Excluding this, ordinary attributable profit increased 21.2% (+29.1% in local currency). Retail Banking continued to be the driving force of the Group’s growth in the region, reflecting the strategic focus of increasing business and earnings from customers, particularly individuals, SMEs and companies. As a result, profit before tax from retail banking rose 27.4% (+35.7% in local currency).
Financial Management and Equity Stakes

	Financial Management and
	Equity Stakes
	Six Months Ended June 30,		Variations
	2007	2006	Amount	(%)
	(in millions of euros)
Net interest income	(636)	(479)	(157)	32.8%
Share of results of entities accounted for using the equity method	154	233	(79)	(33.9%)
Net fee and commission income	30	(7)	37	n/a
Gains/losses on financial assets and liabilities and Exchange differences	118	108	10	9.3%
Insurance activity income	—	3	(3)	n/a
Gross income	(334)	(142)	(192)	135.2%
Sales and income from the provision of non- financial services (net)	(3)	(7)	4	(57.1%)
Other operating income/expense	(5)	(3)	(2)	(66.7%)
General administrative expenses:	(262)	(207)	(55)	(26.6%)
Personnel expenses	(107)	(99)	(8)	8.1%
Other administrative expenses	(155)	(108)	(47)	43.5%
Depreciation and amortization	(135)	(93)	(42)	45.2%
Net operating income	(739)	(452)	(287)	63.5%
Net impairment losses	3	91	(88)	(96.7%)
Net provisions	(148)	13	(161)	n/a
Other gains/losses	549	3	546	n/a
Profit before tax	(335)	(345)	10	(2.9%)
Income tax	374	285	89	31.2%
Profit from continuing operations	39	(60)	99	n/a
Profit from discontinued operations	—	11	(11)	n/a
Consolidated profit for the year	39	(49)	88	n/a
Profit attributed to minority interests	9	74	(65)	(87.8%)
Profit attributed to the Group	30	(123)	153	(124.4%)

Net interest income for the Financial Management and Equity Stakes segment was €-636 million for the first half of 2007, a 32.8% or €157 million decrease from €-479 million for the same period in 2006. This decrease reflects the effect that the rise in interest rates had on the cost of financing, as well as the higher cost from the larger volume of securitizations.
Share of results of entities accounted for using the equity method was €154 million for the first half of 2007, a 33.9% or €79 million decrease from €233 million for the same period in 2006. This decrease is explained by lower income from CEPSA (accounted for by the equity method).
Gains/losses on financial assets and liabilities and Exchange differences were €118 million for the first half of 2007, a €10 million increase from €108 million for the same period in 2006. This was the net difference in the first quarter between negative exchange rate differences (mainly in dividends from subsidiaries) and losses of value in equity operations, and the positive results in the latter in the second quarter, as well as the results generated by the exchange rate position.
Gross income was €-334 million, €192 million lower than in the first half of 2006. This decrease was due to the negative impact of higher interest rates on the cost of financing and on the spread of our portfolios.
General administrative expenses were €262 million for the first half of 2007, a 26.6% increase from the same period in 2006 due to the greater expenses incurred from the development of the single brand and those associated with sponsorship and Santander’s 150th anniversary, as well as an increase in the amortization of intangibles (+€32 million).
Depreciation and amortization costs were €135 million for the first half of 2007, a 45.2% increase from the same period in 2006.
Net impairment losses were €3 million positive for the first half of 2007 reflecting the net amount between the country-risk provisions for intragroup operations and the release of NPLs from reductions of negative balances in mutual and correspondent accounts. The figure was €91 million positive in the first half of 2006, basically because of the release of country-risk allowances for intragroup transactions.
Other gains/losses were €549 million positive for the first half of 2007 and include the capital gains of €566 million from the sale of our 1.79% stake in Intesa Sanpaolo in the second quarter of 2007.
Profit attributed to the Group was €30 million for the first half of 2007 as compared to a loss of €123 million in the first half of 2006.
The main developments between the first half of 2007 and the first half of 2006 were: the acquisition of 2.8% of Sovereign Bancorp (up to a stake of 24.8%) and the sale of 4.8% of Sanpaolo IMI at the end of 2006 and the sale of 1.79% of Intesa Sanpaolo in the second quarter of 2007. At the end of June 2007, the unrealized capital gains in listed financial and industrial stakes amounted to more than €3.5 billion.

Secondary level (business):
Retail Banking

	Retail Banking
	Six Months Ended June 30,		Variations
	2007	2006	Amount	(%)
	(in millions of euros)
Net interest income	7,333	5,895	1,438	24.4%
Share of results of entities accounted for using the equity method	6	8	(2)	(25.0%)
Net fee and commission income	3,301	2,897	404	13.9%
Gains/losses on financial assets and liabilities and Exchange differences	679	557	122	21.9%
Insurance activity income	—	—	—	—
Gross income	11,319	9,357	1,961	21.0%
Sales and income from the provision of non- financial services (net)	39	22	17	80.5%
Other operating income/expense	(50)	(20)	(29)	143.7%
General administrative expenses:	(4,543)	(4,198)	(345)	8.2%
Personnel expenses	(2,728)	(2,553)	(175)	6.9%
Other administrative expenses	(1,815)	(1,645)	(170)	10.3%
Depreciation and amortization	(433)	(420)	(13)	3.1%
Net operating income	6,332	4,741	1,591	33.6%
Net impairment losses	(1,622)	(1,113)	(509)	45.7%
Net provisions	(250)	(186)	(64)	34.4%
Other gains/losses	177	134	43	32.1%
Profit before tax	4,637	3,576	1,061	29.7%
The Group’s Retail Banking segment generated 84% of the operating areas’ total gross operating income in the first half of 2007 and 74% of profit before tax.
Net interest income was €7,333 million for the first half of 2007, a 24.4% or €1,438 million increase from €5,895 million for the same period in 2006 spurred by greater business volumes and better customer spreads.
Net fee and commission income was €3,301 million for the first half of 2007, a 13.9% or €404 million increase from €2,897 million for the same period in 2006 reflecting the Group’s strategy of boosting the most recurrent revenues.
Gains/losses on financial assets and liabilities and Exchange differences were €679 million for the first half of 2007, a 21.9% or €122 million increase from €557 million for the same period in 2006.
Gross income was 21.0% higher at €11,319 million.
General administrative expenses were €4,543 million for the first half of 2007, a 8.2% or €345 million increase from €4,198 million for the same period in 2006. The 7.8% growth of operating expenses together with the faster pace in gross income enabled net operating income to rise 33.6% to €6,332 million.
The efficiency ratio for the Retail Banking segment improved by 5.3% to 42.9% in the first half of 2007.
Net impairment losses grew 45.7% at €1,622 million due to the greater volume of lending and the entry into more profitable segments and products, but with a greater risk premium, as well as the consolidation of Drive (+€186 million) which, given its business structure, has a relatively larger impact on this segment than on others.
Profit before tax increased 29.7% to €4,637 million, with a good performance in Continental Europe as well as in Abbey and Latin America.
Continental Europe continued the growth trends in volume and earnings of the last two years. Net interest income rose 27.3%, net operating income 34.1% and profit before tax 27.3%. All units (Santander Branch Network, Banesto Retail, Santander Consumer Finance, Portugal Retail and Banif) grew at a brisk pace. The three main drivers were business growth (+18% in lending and +10% in deposits), good management of prices in an environment of rising interest rates and selective control of costs. The efficiency ratio improved from 42.9% in the first half of 2006 to 38.3% in the same period of 2007.

Net operating income generated by Abbey’s Retail Banking was 23.9% higher, thanks to the 11.1% rise in gross income and containment of costs, which were virtually unchanged. The combined effect was an improvement in the efficiency ratio of almost 5.3 percentage points to 50.4% As a result of lower loan loss provisions (-20.9%), profit before tax was 42.2% higher (+39.7% in sterling).
The continued strong earnings performance of Retail Banking in Latin America was due to strong growth in customer business, the good performance of net interest income and net fees, and control of costs which was compatible with business development. Net operating income increased 37.7% and profit before tax 27.4%. The respective increases, in local currency, were 45.8% and 35.7%, respectively. The strategy based on increasing the number of individual customers and SMEs, developing products that help preserving our clients, such as payroll and credit cards, and the focus on more profitable products in all countries were the drivers. The performance of the three main countries (Brazil, Mexico and Chile) was very good. Their net operating income grew 39.4% and their profit before tax increased 34.5%. In local currency, for these 3 countries, net operating income grew 46.8% and profit before tax grew 42.7%.
The Private Banking business generated profit before tax of €136 million, 25.2% higher than in the first half of 2006 spurred by the rise in gross income.
Global Wholesale Banking

	Global Wholesale Banking
	Six Months Ended June 30,		Variations
	2007	2006	Amount	(%)
	(in millions of euros)
Net interest income	691	604	87	14.4%
Share of results of entities accounted for using the equity method	—	—	—	—
Net fee and commission income	514	299	215	71.9%
Gains/losses on financial assets and liabilities and Exchange differences	474	242	232	95.6%
Insurance activity income	—	—	—
Gross income	1,679	1,145	534	46.6%
Sales and income from the provision of non- financial services (net)	—	—	—	—
Other operating income/expense	(15)	(16)	1	(6.3%)
General administrative expenses:	(379)	(331)	(48)	14.5%
Personnel expenses	(237)	(208)	(29)	13.9%
Other administrative expenses	(142)	(123)	(19)	15.4%
Depreciation and amortization	(44)	(34)	(10)	29.4%
Net operating income	1,241	764	477	62.4%
Net impairment losses	73	(111)	184	n/a
Net provisions	82	51	31	60.8%
Other gains/losses	(93)	1	(94)	n/a
Profit before tax	1,303	705	598	84.8%
The Global Wholesale Banking segment generated 12% of the operating areas’ total gross income in the first half of 2007 and 21% of profit before tax.
Net interest income was €691 million for the first half of 2007, a 14.4% or €87 million increase from €604 million for the same period in 2006. The increased revenues and activities are the result of the investments made in recent years to strengthen the global management capacities together with very active corporate markets in the regions where we operate.

Net fee and commission income was €514 million for the first half of 2007, a 71.9% or €215 million increase from €299 million for the same period in 2006. The strong growth is the result of the increasing contribution of greater value-added businesses (markets, investment banking and cash management). Of note was the impact on net fee and commission income of the growth in advisory activities, structured financing and securities trading.
Gains/losses on financial assets and liabilities and Exchange differences grew by 95.6% at €474 million because of the positive results of trading activity in the second quarter of 2007 compared to negative ones in the same period of 2006.
Gross income was 46.6% higher at €1,679 million.
General administrative expenses were €379 million for the first half of 2007, a 14.5% increase from €331 million for the same period in 2006, well below the rise in revenues. As a result the efficiency ratio improved by 6.6 percentage points to around 25%.
Net operating income was 62.4% higher at €1,241 million.
Net impairment losses were €73 million positive for the first half of 2007 as compared to €111 million negative for the same period in 2006. This variation was due to the release of generic provisions in the first half of 2007 compared with allocations in 2006. This trend began in the first quarter of 2007 and reflects how the large banking transactions booked in 2006 are moving toward their final hold positions, with the consequent reduction in the area’s risks.
Profit before tax was 84.8% higher at €1,303 million, largely due to the investment banking and markets areas. The growth registered was driven by the rise in revenues from clients and a further gain in the efficiency ratio.
Asset Management and Insurance

	Asset Management and
	Insurance
	Six Months Ended June 30,		Variations
	2007	2006	Amount	(%)
	(in millions of euros)
Net interest income	29	20	9	45.0%
Share of results of entities accounted for using the equity method	—	—	—	—
Net fee and commission income	309	305	4	1.3%
Gains/losses on financial assets and liabilities and Exchange differences	16	9	7	77.8%
Insurance activity income	189	145	44	30.3%
Gross income	543	480	64	13.1%
Sales and income from the provision of non- financial services (net)	—	—	—	—
Other operating income/expense	—	—	—	—
General administrative expenses:	(172)	(158)	(14)	8.9%
Personnel expenses	(97)	(90)	(7)	7.8%
Other administrative expenses	(75)	(68)	(7)	10.3%
Depreciation and amortization	(12)	(10)	(2)	20.0%
Net operating income	359	312	47	15.1%
Net impairment losses	—	—	—	—
Net provisions	(5)	(6)	1	(16.7%)
Other gains/losses	1	1	—	—
Profit before tax	355	308	47	15.3%
In the first half of 2007 this segment generated 4% of the operating areas’ total gross income and 6% of profit before tax.
Gross income rose 13.1% at €543 million, spurred by insurance activity (+30.3%) as fees in euros were virtually unchanged. The main reasons that explain the stability in fees’ income were the smaller contribution from Mexico’s pensions and the strong impact of exchange rates on Latin America’s gross income (in Chile and Mexico growth decreased by more than 10 percentage points when converted into euros).

General administrative expenses were €172 million for the first half of 2007, an 8.9% increase from €158 million for the same period in 2006. Costs, which reflect the investment in building up these global businesses, increased slightly below the growth in gross operating income and so the efficiency ratio improved by 1% to around 34%.
Profit before tax was €355 million for the first half of 2007, an increase of 15.3% or €47 million from €308 million for the same period of 2006.
The revenues generated for the Group by mutual and pension funds and insurance, including those recorded by the distribution networks, amounted to €2 billion, 17.9% more than in the first half of 2006.
Asset Management
Santander Asset Management’s global business generated €1,058 million of fees in the first half of 2007, 6.2% more than in the first half of 2006. Profit before tax, after deducting operating expenses and fees paid to the networks, was 3.4% more at €189 million. This was much better than in the first quarter when profit before tax dropped 9.0%. Total assets managed amounted to €165 billion (+17.0% compared with the same period in 2006).
Insurance
Global insurance business, managed by Santander Insurance, generated total gross income (fees and revenues) of €942 million (+34.6% compared with the same period in 2006), 7.0% of the operating areas’ total. Its total contribution to the Group, the sum of profit before tax of the insurance companies and brokers (€166 million) and fees paid to the network, was €894 million (+37.7% compared with the same period in 2006).
Financial Condition
Assets and Liabilities
Our total assets were €885,603.5 million at June 30, 2007, a 6.2% or €51,730.8 million increase from total assets of €833,872.7 million at December 31, 2006. Our gross loans and advances to corporate clients, individual clients and government and public entities which include the trading portfolio, other financial assets at fair value and loans, increased by 5.6% to €561,295.4 million at June 30, 2007 from €531,509.3 million at December 31, 2006, due to increased business in most areas, mainly in Continental Europe and Latin America (principally, Brazil). Customer deposits, which are basically deposits from clients and securities sold to clients under agreements to repurchase, increased by 0.8% from €331,222.6 million at December 31, 2006, to €333,977.2 million at June 30, 2007, mainly due to increased volumes in Latin America (principally in Brazil). Other managed funds, including mutual funds, pension funds and managed portfolios, increased by 11.4% from €167,123.6 million at December 31, 2006, to €186,211.8 million at June 30, 2007, mainly due to increased volumes in Latin America and Abbey.
In addition and as part of its global financing strategy, the Group issued €4,750 million of mortgage bonds in the first half of 2007, as well as issues of senior debt (equivalent in euros to €16,069 million) and subordinated debt (€3,041 million). Two placements of preferred shares were also made ($950 million) during the period.
Maturities during the first half of 2007 were €6,385 million of senior debt, €100 million of mortgage bonds and subordinated debt equivalent in euros to €1,892 million.
Goodwill at June 30, 2007 stood at €14,489 million, with no significant variation from December 31, 2006.
Capital
Stockholders’ equity, net of treasury stock, at June 30, 2007, was €45,842.5 million, an increase of €990.9 million or 2.2% from €44,851.6 million at December 31, 2006, mainly due to the increase in reserves and on net attributable income.
In accordance with the criteria of the Bank for International Settlements (BIS), our shareholders’ equity amounted to €63,667 million. The surplus over the minimum requirement was €24,756 million. The BIS ratio was 13.09% (+60 basis points over December 2006), Tier I Capital was 7.90% (+48 basis points over December 2006) and core capital was 6.27% (+36 basis points over December 2006).

B. Liquidity and capital resources
Management of liquidity
For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk —Liquidity Risk”.
Sources of funding
As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we complement our customer deposits through the access to the interbank market (overnight and time deposits) and to the domestic and international capital markets. More recently, asset growth has been principally funded by issuances of debt securities in the capital markets. For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.
Latin American banks are autonomous in terms of liquidity. Centrally, we raised €24.6 billion during the first half of 2007 through medium- and long-term issues in the wholesale markets and €32 billion of assets were securitized.
At June 30, 2007, we had outstanding €239.1 billion of senior debt, of which €93.6 billion were mortgage bonds and €22.4 were billion promissory notes. Additionally, we had €31.8 billion in subordinated debt (which includes €7.4 billion preferred securities) and €0.7 billion in preferred shares.
The following table shows the average balances for the first six months of 2007 and 2006 of our principal sources of funds:

	June 30,
	2007	2006
	(in thousands of euros)
Due to credit entities	114,636,601	137,817,139
Customer deposits	327,330,325	305,903,969
Marketable debt securities	220,732,901	161,025,087
Subordinated debt	31,909,044	28,345,041

Total	694,608,871	633,091,236
The average maturity of our outstanding debt as of June 30, 2007 is the following:

• Senior debt	6.9 years
• Mortgage debt	15.4 years
• Dated subordinated debt	8.9 years
The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength

Moody’s	Aa1	P1	B
Standard Poor’s	AA	A1+
Fitch	AA	F1+	A/B

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €295.3 billion at June 30, 2007. Loans and advances to customers (gross) totaled €561.3 billion at the same date.
We remain well placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.
We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.
In connection with the offer to purchase all of the ABN AMRO ordinary shares, we intend to raise the financing via a rights issue and mandatorily convertible instruments and through balance sheet optimization, including leverage, incremental securitization and asset disposals. For more information about the offer to purchase all of the ABN AMRO ordinary shares, see “Item 6. Recent Events —ABN AMRO Holding NV (“ABN AMRO”)”.
We, Grupo Santander, are a European, Latin American and North American financial group. Although, at this moment, except for Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.
In prevailing economic conditions and with interest rates rising from historically low levels in Spain, UK, US and the rest of Europe, it is anticipated that the growth in demand for further borrowing by customers may slow down and in the medium term, our dependence on the wholesale market for funding may be reduced as a result of a probable increase of our customer deposits.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
As of June 30, 2007 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures, except as disclosed in “Item 4. Information on the Company — A. History and development of the company—Sovereign Bancorp Inc. (“Sovereign”)” in our 2006 Form 20-F and in “Item 6. Recent Events —ABN AMRO Holding NV (“ABN AMRO”)”.
C. Research and development, patents and licenses, etc.
We do not currently conduct any significant research and development activities.
D. Trend information
The European financial services sector is likely to remain competitive with an increasing number of financial service providers and alternative distribution channels. Further, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers in the markets.
The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Bank or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:
•	a downturn in real estate markets, and a corresponding increase in mortgage defaults;

•	uncertainty regarding interest rates in the United States and other countries;

•
uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries and Latin America, and the impact they may have over the yield curve and exchange rates;

•	the effect that an economic slowdown may have over Latin America and fluctuations in local interest and exchange rates;

•	the chance that changes in the macroeconomic environment will deteriorate the quality of our customers` credit;

•	a possible downturn in capital markets;

•	a drop in the value of the euro relative to the US dollar, the Sterling pound or Latin American currencies;

•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth;

•	increased consolidation of the European financial services sector;

•
although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries;

•
acquisitions or restructurings of businesses, including our proposed acquisition, together with the Royal Bank of Scotland Group plc and Fortis N.V. and Fortis S.A./N.V. of ABN AMRO Holding N.V. (“ABN AMRO”) and subsequent acquisition of certain businesses of ABN AMRO (see Item 6. Recent Events —ABN AMRO Holding N.V. (“ABN AMRO”)), that do not perform in accordance with our expectations;

•	increases in our cost of funding could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities; and

•
the risk of further reductions in liquidity and increases of credit spreads as a consequence of the recent crisis in the financial markets arising from the US sub-prime mortgage market, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management.

E. Off-balance sheet arrangements
As of June 30, 2007 and December 31, 2006, we had outstanding the following contingent liabilities and commitments:

	June 30,	December 31,
	2007	2006
	(in thousands of euros)
Contingent liabilities:
Guarantees and other sureties	87,571,927	58,205,412
Bank guarantees and other indemnities provided (*)	80,829,233	52,697,242
Irrevocable documentary credits	6,034,008	5,029,484
Credit derivatives sold	708,250	478,250
Other financial guarantees	436	436
Assets assigned to sundry obligations	3	4
Other contingent liabilities	900,625	563,893

	88,472,555	58,769,309

Commitments:
Balances drawable by third parties	95,596,878	91,690,396
Other commitments	13,855,565	11,559,034

	109,452,443	103,249,430

	197,924,998	162,018,739

(*)	The increase in bank guarantees and other indemnities provided is due to a guarantee provided to a European company in the amount of €28,421 million.

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2007 and December 31, 2006:

	June 30,	December 31,
	2007	2006
	(in thousands of euros)

Contingent liabilities:
Mutual funds	133,774,138	119,838,418
Pension funds	31,628,838	29,450,103
Other managed funds	20,808,774	17,835,031

	186,211,750	167,123,552
Relationship with unconsolidated companies
We have holdings in companies over which we are in a position to exercise significant influence, but that we do not control or jointly control. According to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, these investments in associated companies are accounted for using the equity method.
Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities.
Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. According to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, only those vehicles that meet certain requirements are consolidated in the Group’s financial statements. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans to some of these special purpose vehicles, which are provisioned in accordance with the risks involved. In the first half of 2007, we have securitized €32 billion of medium and long-term assets.
In the ordinary course of business, Abbey enters into securitization transactions using special purpose securitization companies which are consolidated and included in Abbey’s financial statements. Abbey is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities, and has no right or obligation to repurchase any securitized loan. Abbey has made some interest bearing subordinated loans to these securitization companies.
We do not have transactions with un-consolidated entities other than the aforementioned ones.
We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations by remaining maturity at June 30, 2007:
Contractual obligations

		More than	More than
		1 year but	3 years but
(in millions of euros)	Less than	less than	less than	More than
	1 year	3 years	5 years	5 years	Total
Deposits from credit institutions	33,291	1,765	1,178	2,426	38,660
Customer deposits	295,104	8,866	1,565	3,271	308,806
Debt securities issued	74,580	35,066	27,216	102,287	239,149
Subordinated debt	238	3,312	2,246	26,032	31,828
Operating lease obligations	163	281	277	1,089	1,810
Purchase obligations	119	167	152	113	551
Other long-term liabilities	—	—	—	12,105	12,105

Total	403,495	49,457	32,634	147,323	632,909

Item 4
Legal Proceedings
Since the filing of our 2006 Form 20-F, no material developments have occurred in the proceedings described in its Item 8. Financial Information — A. Consolidated statements and other financial information —Legal Proceedings save for the following which is related to the declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank.
In that case, on May 19, 2006, a judgment was handed down at first instance, whereby the agreement entered into between the Bank and the plaintiff on December 11, 1992 was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed, and subsequently sold, by the Bank, and to pay all the related court costs.
Subsequently, the Bank and Inversión Hogar, S.A. filed appeals against the judgment. On October 3, 2007, the Madrid Provincial Appellate Court upheld the appeal filed by the Bank, and rejected the one filed by Inversión Hogar, S.A. This decision may be challenged by the plaintiff.
In addition, Note 15.c to our unaudited interim consolidated financial statements included in this report on Form 6-K describes the material developments on certain litigation described in Note 1.d.i and ii to our 2006 consolidated financial statements since the filing of our 2006 Form 20-F.

Item 5
Quantitative Analysis About Market Risk
Generally
We are exposed to market risk mainly as a result of the following activities:

•	Trading in financial instruments, which involves interest rate, foreign exchange rate, equity price and volatility risks.

•
Engaging in retail banking activities, which involves interest rate risk since a change in interest rates affects interest income, interest expense and customer behavior. This interest rate risk arises from the gap (maturity and repricing) between assets and liabilities.

•
Investing in assets (including subsidiaries) whose returns or accounts are denominated in currencies other than the Euro, which involves foreign exchange rate risk between the Euro and such other currencies.

•	Investing in subsidiaries and other companies, which subject us to equity price risk.

•	Liquidity risk is embedded in all activities, trading and non-trading.
Primary Market Risks and How They Arise
The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, equity price risk, volatility risk and liquidity risk. We are exposed to interest rate risk whenever there is a mismatch between interest rate sensitive assets and liabilities, subject to any hedging with interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both our trading and non-trading activities.
We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries, affiliates and their currency funding. The principal non-trading currency exposures are the euro to the US dollar and the euro to the main Latin American currencies. Trading foreign exchange rate open risk is not material compared to non-trading foreign exchange risk.
We are exposed to equity price risk in connection with both our trading and non-trading investments in equity securities.
We are also exposed to liquidity risk. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activity due to the maturity gap between assets and liabilities in the retail banking business.
We use derivatives for both trading and non-trading activities. Trading derivatives are used to eliminate, to reduce or to modify risk in trading portfolios (interest rate, foreign exchange and equity), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options.
Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity.
The Group also has an incipient activity in credit derivatives to diversify its global credit portfolio.
Procedures for Measuring and Managing Market Risk
Our Board, through its Risk Committee, is responsible for establishing our policies, procedures and limits with respect to market risks, including which businesses to enter and maintain. The Committee also monitors our overall performance in light of the risks assumed. Together with the local and global Assets and Liabilities Committees (“ALCO”), each Market Risk Unit measures and monitors our market risks, and provides figures to ALCO to use in managing such risks, as well as liquidity risk.

Our market risk policy is to maintain a medium to low risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in our Market and Liquidity Risk Management Policies Manual (as described below), and through a limit structure on our exposure to these market and liquidity risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.
These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.
1. Market and Liquidity Risk Management Policies Manual
The Market and Liquidity Risk Management Policies Manual is a compilation of policies that describe the control framework used by our Group to identify, measure and manage market risk exposures inherent to our activities in the financial markets. The Manual is employed for market risk management purposes at all involved levels in the Group, providing a general and global action framework and establishing risk rules for all levels.
The Manual’s main objective is to describe and report all risk policies and controls that our Board of Directors has established as well as its risk predisposition.
All Group managers must ensure that each business activity is performed in accordance with the policies established in the Manual. The Manual is applied to all business units and activities, directly or indirectly, related to market risk decision-making.
2. Market Risk Management Procedures
All the functions developed by a risk manager are documented and regulated by different procedures, including measurement, control and reporting responsibilities. Internal and external auditors review the compliance with this internal regulation control in order to ensure that our market risk policies are being followed.
3. Market Risk Limit Structure
The market risk limit structure can be defined as the Board of Director’s risk “appetite” and is managed by the Global Market Risk Function that accounts for all Group business units.
Its main functions are to:
•	Constrain all market risk within the business management and defined risk strategy.

•	Quantify and inform all business units of the risk levels and profiles defined by the Board of Directors in order to avoid non-desired levels or types of risk.

•	Maintain risk levels over all businesses in accordance with market and business strategy changes, and which are consistent with the Board of Directors’ positions.

•	Allow business units reasonable but sufficient risk-taking flexibility in order to meet established business objectives.
The Global Market Risk Function defines the limit structure while the Risk Committee reviews and approves it. Business managers then administer their activities within these limits. The limit structure covers both our trading and non-trading portfolios and it includes limits on fixed income instruments, equity securities, foreign exchange and other derivative instruments.
Limits considered to be global limits refer to the business unit level. Local business managers set lower level limits, such as portfolio or trader limits. To date, system restrictions prevent intra-day limits.

Business units are required to comply with approved limits. Potential excesses require a range of actions carried out by the Global Market Risk Function unit including:
•	Providing risk reducing levels suggestions and controls. These actions are the result of breaking “alarm” limits.

•	Taking executive actions that require risk takers to close out positions to reduce risk levels.
Statistical Tools for Measuring and Managing Market Risk
1. Trading activity
The Trading Portfolio is defined as proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. These portfolios also include positions in financial instruments deriving from market-making, sale and brokering activity.
As a result of trading fixed income securities, equity securities and foreign exchange, we are exposed to interest rate, equity price and foreign exchange rate risks. We are also exposed to volatility when derivatives (options) are used.
Market risk arising from proprietary trading and market-making activities is actively managed through the use of cash and derivative financial instruments traded in OTC and organized markets.
Interest rate risk derived from market-making is typically hedged by buying or selling very liquid cash securities such as government bonds, or futures contracts listed in organized markets like Liffe, Eurex, Meff and CBOT.
Foreign exchange rate risk is managed through spot transactions executed in the global foreign exchange inter-bank market, as well as through forward foreign exchange, cross currency swaps and foreign exchange options.
Equity price risk is hedged by buying or selling the underlying individual stocks in the organized equity markets in which they are traded or futures contracts on individual stocks listed in organized markets like Meff and Liffe.
In the case of equity indexes such as S&P 500, Euro STOXX 50, or IBEX 35, the hedging is done through futures contracts listed in the aforementioned organized markets.
Volatility risk arising from market-making in options and option-related products is hedged by either buying and selling option contracts listed in organized markets like Eurex, Meff, and CBOT, or entering risk reversal transactions in the inter-bank OTC market.
Correlation risk is managed through the use of credit derivatives.
We use Value at Risk (“VaR”) to measure our market risk associated with all our trading activity.
1.1 VaR Model
We use a variety of mathematical and statistical models, including VaR models, historical simulations, stress testing and evaluations of Return on Risk Adjusted Capital (“RORAC”) to measure, monitor, report and manage market risk. We call our VaR figures daily or annual “capital at risk” figures (“DCaR” or “ACaR”), depending on their time horizon, since we use them to allocate economic capital to various activities in order to evaluate the RORAC of such activities.
As calculated by us, DCaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately three days per year. DCaR provides a single estimate of market risk that is comparable from one market risk to the other.
The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, our DCaR figure is the maximum between the 1% percentile and the 1% weighted percentile of the simulated profit and loss distribution.

We use DCaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. Limits on DCaR are used to control exposure on a portfolio-by-portfolio basis. DCaR is also used to calculate the RORAC for a particular activity in order to make risk-adjusted performance evaluations.
1.2 Assumptions and Limitations
Our DCaR and VaR methodology should be interpreted in light of the limitations of our model, which include:
•	A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
•	At present, we compute DCaR at the close of business and trading positions may change substantially during the course of the trading day.
1.3 Scenario Analysis and Calibration Measures
Because of these limitations in DCaR and VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and to adopt policies and procedures in an effort to protect our capital and results of operation against such contingencies.
In order to calibrate our VaR model, we use back testing processes. Back testing is a comparative analysis between VaR estimates and the daily clean profit and loss (theoretical result generated assuming the Mark-to-Market daily variation of the portfolio only considering the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.
The analyses of our back testing comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.
2. Non Trading activity
2.1 Foreign Exchange Risk and Equity Price Risk
Due to its nature, changes in strategic positions have to be approved by local/global functions in ALCO committee. Position limits with respect to these investments are established, although they will be measured under VaR and other methods that attempt to implement immediate action plans if a particular loss level is reached.
Our foreign exchange rate risk with respect to our non-trading activity can be either permanent or temporary. The permanent risk reflects the book value of investments net of the initial goodwill, while the temporary risk basically stems from purchase/sale operations made to hedge the exchange rate risk derived from dividend flows and expected results. The exchange rate differences generated for each position are recorded in reserves and in profit and loss account respectively.
In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. If local markets were not deep enough, our investments in foreign currency would be financed in euros and so would generate an exchange-rate risk. Certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. In addition, operations are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.
Our equity price risk arises from our portfolio of investments in industrial and strategic shareholdings. However, in the last few years the Group’s equity price risk has decreased due to divestments in the industrial and strategic equity portfolio.
2.2 Interest Rate Risk
We analyze the sensitivity of net interest revenue and net worth to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts. Certain re-pricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).

We manage investments by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range.
The measures used to control interest rate risk are the interest rate gap and the sensitivity of net interest revenue and net worth to changes in interest rates, VaR and analysis of scenarios.
a) Interest rate gap of assets and liabilities
The interest rate gap is based on the analysis of the gaps between the maturities of the asset, liability and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and enables concentrations of interest rate risk by maturity to be identified. It is also a useful tool for estimating the possible impact of eventual interest rate movements on net interest revenue and net worth.
b) Net interest margin sensitivity (NIM)
The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a parallel shift in the yield curve.
c) Net worth sensitivity (MVE)
Net worth sensitivity measures in the long term (the whole life of the operation) the interest risk implicit in net worth (equity) on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities.
d) Value at Risk (VaR)
The Value at Risk for balance sheet activity is calculated with the same standard as for trading: historic simulation with a confidence level of 99% and a time frame of one day.
e) Analysis of scenarios
Two scenarios for the performance of interest rates are established: maximum volatility and sudden crisis. These scenarios are applied to the balance sheet, obtaining the impact on net worth as well as the projections of net interest revenue for the year.
2.3 Liquidity Risk
Liquidity risk is associated with our capacity to finance our commitments, at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We continually monitor maximum gap profiles.
We have a diversified portfolio of assets that are liquid or can be made so in the short term. We also have an active presence in a wide and diversified series of financing and securitization markets, limiting our dependence on specific markets and keeping open the capacity of recourse to alternative markets.
The measures used to control liquidity risk are the liquidity gap, liquidity ratio, stress scenarios and contingency plans.
a) Liquidity gap
The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.

b) Liquidity ratios
The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response of the entity to firm commitments.
c) Analysis of scenarios/Contingency Plan
Our liquidity management focuses on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, our Contingency Plan concentrates on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.
The Contingency Plan covers the activity of a local unit and of central headquarters. Each local unit must prepare a Plan of Contingency Financing, indicating the amount it would potentially require as aid or financing from headquarters during a crisis. Each unit must inform headquarters (Madrid) of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.
Quantitative analysis1
A. Trading activity
Quantitative analysis of daily VaR for the six months ended June 30, 2007
Our risk2 performance with regard to trading activity in financial markets during the first half of 2007, measured by daily Value at Risk “VaRD”, is shown in the following graph.
As the above graph shows, the risk of Grupo Santander’s total trading portfolio3 in terms of VaRD has evolved in a range between €24 and €36 million. The semiannual average risk was €30.7 million in terms of VaRD.
The VaRD movements during the first semester respond basically to the fluctuations of the fixed income and FX exposures in the Brazilian and Mexican Treasuries. The sharp decrease of the reported risk levels at the end of May is mainly explained by a significant reduction in the fixed income and FX exposures in the Brazilian Treasury.

1	All figures in this report are measured in euros. The exchange rate used is the one quoted in the market on the reference date.

2	Banesto is not included in the Group’s VaRD for trading activity.

3	Banesto is not included.

The risk histogram below shows the frequency distribution of average risk in terms of daily VaR during the first half of 2007. It shows that for 59.4% of the period the risk levels fluctuated between €30 million and €34 million, and 31.3% between €30 million and €32 million.
Risk by market factor
The minimum, maximum, average and June 30, 2007 period-end risk values in VaRD terms were as follows:

		Minimum	Average	Maximum	Last
TOTAL TRADING	Total VaRD	23.9	30.7	36.4	25.2

	Diversification effect	(3.1)	(11.2)	(17.0)	(12.9)

	Fixed-Income VaRD	18.7	25.9	30.7	22.2
	Equity VaRD	3.7	5.8	12.4	5.2
	FX VarD	5.4	10.3	14.8	10.7

LATIN AMERICA	VaRD Total	16.3	26.7	31.6	16.3

	Diversification effect	3.7	(8.6)	(15.1)	(11.0)

	Fixed-Income VaRD	11.8	22.7	27.9	19.1
	Equity VaRD	1.1	4.0	11.7	3.7
	FX VarD	3.4	8.7	13.7	4.4

USA	VaRD Total	0.7	2.1	3.3	1.7

	Diversification effect	(0.2)	(0.6)	(4.5)	(0.6)

	Fixed-Income VaRD	0.6	2.0	3.3	1.6
	Equity VaRD	0.1	0.2	2.0	0.4
	FX VarD	0.1	0.5	2.5	0.3

EUROPE	VaRD Total	6.3	8.6	13.6	13.6

	Diversification effect	(3.1)	(5.4)	(8.2)	(7.4)

	Fixed-Income VaRD	4.7	6.7	12.4	8.7
	Equity VaRD	2.7	4.1	6.6	3.4
	FX VarD	1.0	3.3	8.8	8.8

Almost all the decrease in average VaRD over 2007 was due to the decreased risk in fixed income, which declined from €32.5 million to €25.9 million. The average risk in the two other main market factors, equity and exchange rates (€5.8 million and €10.3 million, respectively) moderately increased from 2006 levels (€4.0 million and €9.2 million, respectively). The decrease in fixed-income risk mainly occurred in Latin America, where the average VaRD on this factor was €22.7 million (€26 million in 2006).
Although credit derivatives activity continued to rise in 2007, due to the still relatively low exposure of the credit risk factor, it is still included in fixed-income.
The performance of the VaRD during the course of the year underlines the Group’s flexibility and agility in adapting its risk profile on the basis of changes in strategy stemming from an evolving assessment of market expectations.
Distribution of risks and results
•	Geographic distribution

Latin America contributed 72% of the Group’s total VaRD in trading activity and 35% of total income. Meanwhile Europe contributed 23% and 64%, respectively, as most of its treasury activity was focused on servicing to professional clients.
The minimum, average, maximum and year-end risk values in daily VaR terms, by geographic area, are shown in the following table.
Risks statistics for the first half of 2007
(EUR million)

	Minimum	Average	Maximum	Last
TOTAL	23.9	30.7	36.4	25.2

EUROPE	6.3	8.6	13.6	13.6
USA	0.7	2.1	3.3	1.7
LATIN AMERICA	16.3	26.7	31.6	16.3
Monthly distribution of risks and results
The next chart shows that, on average, the risk assumption profile in the first half of 2007 was relatively constant, showing a moderate downward trend. The performance of results, on the other hand, was a bit more erratic. The worst monthly economic result occurred in February, in a context of a certain turmoil in the global financial markets.
Histogram of daily Marked-to-Market (MtM) results
The following histogram of frequencies shows the distribution of daily Marked-to-Market (“MtM”) results on the basis of size. The most common yield interval was between €-2 million and €2 million, which occurred on 44 working days of the first half of 2007 (34.4% of the period).

Risk management of structured derivatives
Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.
This business is conducted by units primarily located in Madrid, United Kingdom, Brazil and Mexico and, to a lesser extent, New York, Chile and Portugal.
In the first half of 2007, risk on structured derivatives, in terms of VaRD, moved in a range between €4 and €8.5 million. The maximum risk was on June 30 (€8.5 million), and the minimum on February 11 (€4.1 million), in a context of low volatility.
Test and calibration measures
In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, during the first half of 2007 we carried out regular analysis and contrasting measures which confirmed the reliability of the model.
Scenario Analysis
Different stress test scenarios were analyzed during the first half of 2007. A scenario of maximum volatility, which applies six standard deviations to different market factors as of June 30, 2007, generated results that are presented below.
Maximum volatility scenario
The table below shows, at June 30, 2007, the maximum losses for each product (fixed-income, equities and currencies), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied (decrease in equity prices, increases in local and external interest rates, depreciation of local currencies against USD).
Maximum volatility Stress Test

EUR million	Fixed income	Equities	Exchange rate	Volatility	Total
Total Trading	(91.7)	(26.6)	78.7	12.4	(27.0)
Europe	(57.4)	(5.0)	4.6	12.3	(45.5)
Latin America	(30.6)	(21.3)	73.3	0.1	21.5
USA (New York)	(3.7)	(0.2)	0.8	0.0	(3.1)

The stress test shows that we would post an economic loss of €64.7 million, if this scenario materialized in the market.
B. Non-Trading Activity
B.1. Asset and liability management
We actively manage the market risks inherent in retail banking. Management addresses the structural risks of interest rates, liquidity, exchange rates and credit.
The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency.
The Financial Management Division analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which we operate. For each currency, the risk measured is the interest gap, the sensitivity of net interest revenue, the economic value and the duration of equity.
The Financial Management Division manages structural risk on a centralized basis. This allows the use of homogenous methodologies, adapted to each local market where we operate.
In the euro-dollar area, the Financial Management Division directly manages the risks of the parent Bank and coordinates management of the rest of the units that operate in convertible currencies. There are local teams in the banks in Latin America that manage balance sheet risks under the same frameworks, in coordination with the global Division of Financial Management.
The Asset and Liability Committees (Alco’s) of each country and, where necessary, the Markets Committee of the parent Bank are responsible for the risk management decisions.
B.1.1. Quantitative analysis of interest rate risk for the six months ended June 30, 20074
a) Convertible currencies
At the end of June 2007, in the balance of convertible currencies, the sensitivity of net interest margin (NIM) to a parallel rise of 100 basis points in the yield curve was €260.2 million negative, mainly corresponding to compensation among units. The main feature of this period was an increase in the sensitivity over December 2006.
On the same basis the sensitivity of net worth (MVE) to a parallel rise in the yield curve of 100 basis points was €154.9 million negative at the end of June 2007, most of it concentrated in the parent Bank. The decrease compared to December 2006 largely occurred in the balance sheet in the parent Bank, due to the greater positioning after rate increases in the face of possible interest rates decreases.

4.	Includes the total balance sheet except for the trading portfolios.

Structural Gap. Santander Parent Company (June 30, 2007)

	Not	Up to 1			More than
EUR million	sensitive	year	1-3 years	3-5 years	5 years	TOTAL
Money and securities market	—	15,037	110	1,134	8,737	25,019
Loans	91	109,825	20,529	3,693	2,208	136,346
Permanent equity stakes	51,928	—	—	—	—	51,928
Other assets	7,051	30,242	—	—	—	37,293

Total assets	59,069	155,104	20,639	4,827	10,946	250,585

Money market	—	12,170	252	232	1	12,654
Customer deposits	—	17,852	10,356	12,872	13,444	54,524
Debt Issues and securitisations	—	122,107	585	1,151	277	124,119
Shareholders’ equity and other liabilities	48,332	34,884	1,069	847	1,870	87,002

Total liabilities	48,332	187,014	12,262	15,101	15,591	278,300

Balance sheet Gap	10,738	(31,909)	8,378	(10,275)	(4,646)	(27,715)

Off-balance sheet structural Gap	(1,593)	28,159	2,143	725	(802)	28,632

Total structural Gap	9,145	(3,751)	10,521	(9,550)	(5,447)	917

Accumulated Gap	—	(3,751)	6,770	(2,780)	(8,227)	—

b) Latin America
The interest rate risk of Latin America’s balance sheets, measured by the sensitivity of the net interest margin to a parallel movement of 100 basis points, remained during the first half of 2007 at low levels and moved within a narrow band (maximum of €24.5 million in June). In terms of market value of equity sensitivity, it fluctuated in a wider range, between €356.8 million and €397.2 million, although being very stable throughout the period.
At June 30, 2007, the risk consumption for the region, measured by the market value of equity (MVE) sensitivity to 100 basis points, was €397.2 million, while that of the net interest margin at one year, measured by its sensitivity to 100 basis points, was €24.5 million.

Interest rate risk profile at June 30, 2007
The gap tables below show the distribution of risk by maturity in Latin America as of June 30, 2007.
(Figures in millions of euros).

Gaps in Local Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	107,740	59,927	7,603	13,721	15,769	10,721
Liabilities	108,637	63,366	9,030	15,181	2,514	18,546
Off-balance Sheet	920	14,098	(14,512)	(4,733)	6,068	(1)

Gap	23	10,659	(15,939)	(6,194)	19,323	(7,826)

Gaps in Foreign Currency	TOTAL	0-6 months	6-12 months	1-3 years	> 3 years	Not sensitive
Assets	26,334	16,549	1,780	2,005	4,068	1,932
Liabilities	25,437	14,373	2,579	3,380	3,323	1,781
Off-balance Sheet	(920)	(1,504)	(491)	(174)	1,250	0

Gap	(23)	671	(1,291)	(1,549)	1,994	150
Net Interest Margin (NIM) sensitivity
For the whole of Latin America, the consumption at June 30, 2007 was €24.5 million (sensitivity of net interest margin at one year to 100 basis points). The geographic distribution is shown in the graph below.
Others: Colombia, Panama, Santander Overseas and Uruguay

Market Value of Equity (MVE) sensitivity
For the whole of Latin America, the consumption at June 30, 2007 was €397.2 million (MVE sensitivity to a parallel movement of 100 basis points in the yield curve). The geographic distribution is shown in the graph below.
More than 75% of the risk is concentrated in three countries: Brazil, Chile and Mexico.
Others: Colombia, Panama, Santander Overseas and Uruguay
More than 90% of the risk was concentrated in four countries: Mexico, Brazil, Chile and Puerto Rico.
B.1.2. Structural management of credit risk
The recent development of credit-related financial instruments and methodologies to measure risks makes the transfer of credit risk possible. The Financial Management Division analyzes globally the credit risk of the different portfolios that expose the Group to credit risk and proposes measures to optimize their creation of value. Active management of credit risk enables the credit portfolio to be diversified and reduce concentrations which naturally occur as a result of commercial banking activity. The proposed measures cover both the sale and acquisition of assets that entail diversification for the whole of the Group’s credit portfolio.
B.1.3. Management of structural liquidity
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired risks.
The Group has a diversified portfolio of short-term liquid assets adjusted to their positions. It also has an active presence in a broad and diversified series of financing markets, limiting dependence on specific markets and maintaining ample capacity of recourse to markets.
Structural liquidity management means planning the need for funds, structuring the sources of financing, optimizing diversification by maturities, instrument and markets and defining contingency plans.
A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the annual issuance and securitization plan is established. During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan when necessary.
The Group raised centrally €24.6 billion in the first semester of 2007 through medium and long-term issues in the wholesale markets and €32 billion of assets were securitized.

Latin American banks are autonomous in terms of liquidity and do not go to the parent Bank for financing. Each bank has its own liquidity and contingency plan without recourse to the Group’s financing. Cross-border and reputational risks derived from external financing are limited and authorized by the parent Bank.
Unlike what happens in the area of convertible currencies, the commercial activity of the Latin American banks has more funds than it needs, and so does not require structural financing from the markets.
Liquidity risk is controlled and analyzed in order to ensure the Group has acceptable levels of liquidity to cover its short- and long- term financing needs under normal market conditions. Different analyses of scenarios are also carried out, which show the additional financing needs that could arise in different circumstances. The aim is to cover a spectrum of possible situations which, with greater or lesser probability, could arise in the Group and prepare for them.
B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings
B.2.1. Exchange rate risk
Structural exchange rate risk arises from Group transactions in currencies, mainly permanent financial investments, results and the dividends of these investments.
The exchange risk management is dynamic and seeks to limit the impact on equity of currency depreciations, optimizing the financial cost of hedging.
With respect to the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.
At June 30, 2007, the most significant position open to exchange-rate risk was the equity stake in Brazil, approximately €1,980 million.
In addition, the expected exchange rate risk of the Group’s results and dividends in those units whose base currency is not the euro is managed. In Latin America, local units manage the exchange rate risk between the local currency and the US dollar, the currency used to manage the region. Financial Management at the consolidated level is responsible for its part of the risk management between the US dollar and the euro.
B.2.2. Portfolio of industrial and strategic shareholdings
In the first half of 2007 the Group’s exposure in industrial and strategic equity portfolios increased 27.2% in MtM terms, mainly due to the higher market value of the portfolio (highlighting Cepsa, 17%) and to some minor acquisitions in Spanish companies. The risk of the structural equity portfolio, measured in terms of VaRD, increased €76.5 million compared to the end of 2006, up to €354.1 million. The increase in market volatility contributed to this.
The average VaRD for the first semester of 2007 was €369.5 million, with a minimum of €297.8 million and a maximum of €434.3 million, the latter occurred in February in the context of certain turmoil in the global financial markets.
C. Capital Management
Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.
In accordance with the criteria of the Bank for International Settlements (BIS), our shareholders’ equity at June 30, 2007 amounted to €63,667 million, €3,891 million more than at December 31, 2006 (+6.5%). The surplus over the minimum requirement was €24,756 million at June 30, 2007.

The BIS ratio was 13.09% (+60 basis points over December 2006), Tier I Capital was 7.90% (+48 basis points over December 2006) and core capital was 6.27% (+36 basis points over December 2006).
We are progressively incorporating the creation of value as a tool to (i) measure the contribution of the different units that are part of our portfolio of business and (ii) assess the management of each unit.
D. Market Risk: VaR Consolidated Analysis
Our total daily VaR as of December 31, 2006, and June 30, 2007, broken down by trading and structural (non-trading) portfolios, were as set forth below. The VaR provided for the Trading figures do not reflect the trading activities of Banesto, whose VaR trading amount is immaterial for the Group.
Figures in millions of EUR

		June 30, 2007
	Dec-06	Low	Average	High	Period End

TOTAL	353.3	397.1	472.0	580.3	431.9
Trading	36.8	23.9	30.7	36.4	25.2
Non-Trading	351.3	395.8	471.1	579.5	431.2
Diversification Effect	(34.9)	(22.6)	(29.8)	(35.6)	(24.4)
Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, were as set forth below. The VaR provided for the Trading figures do not reflect the trading activities of Banesto, whose VaR trading amount is immaterial for the Group.
Interest Rate Risk
Figures in millions of EUR

		June 30, 2007
	Dec-06	Low	Average	High	Period End

Interest Rate Risk
Trading	29.7	20.0	25.9	30.7	22.2
Non-Trading	114.4	74.0	85.9	96.7	89.6
Diversification Effect	(25.9)	(17.3)	(22.1)	(26.0)	(19.5)

TOTAL	118.2	76.7	89.7	101.5	92.3
Foreign Exchange Rate Risk
Figures in millions of EUR

		June 30, 2007
	Dec-06	Low	Average	High	Period End
Exchange Rate Risk
Trading	14.7	5.4	10.3	14.8	10.6
Non-Trading	90.3	89.2	96.6	106.8	106.8
Diversification Effect	(13.5)	(5.3)	(9.7)	(13.8)	(10.1)

TOTAL	91.5	89.3	97.1	107.8	107.3

Equity Price Risk
Figures in millions of EUR

		June 30, 2007
	Dec-06	Low	Average	High	Period End
Equity Price Risk
Trading	5.0	3.7	5.8	12.4	5.1
Non-Trading	277.6	297.8	369.5	434.3	354.1
Diversification Effect	(5.0)	(3.7)	(5.8)	(12.2)	(5.0)

TOTAL	277.7	297.8	369.5	434.4	354.1
Our daily VaR estimates by activity, were as set forth below. The VaR provided for the Trading figures do not reflect the trading activities of Banesto, whose VaR trading amount is immaterial for the Group.
Figures in millions of EUR

		June 30, 2007
	Dec-06	Low	Average	High	Period End

Trading
Interest Rate	29.7	20.0	25.9	30.7	22.2
Exchange Rate	14.7	5.4	10.3	14.8	10.6
Equity	5.0	3.7	5.8	12.4	5.1

TOTAL	36.8	23.9	30.7	36.4	25.2

Balance
Interest Rate	114.4	74.0	85.9	96.7	89.6

Non-Trading FX
Exchange Rate	90.3	89.2	96.6	106.8	106.8

Non-Trading Eq
Equity	277.6	297.8	369.5	434.3	354.1

TOTAL	353.3	397.1	472.0	580.3	431.9

Interest Rate	118.2	76.7	89.7	101.5	92.3
Exchange Rate	91.5	89.3	97.1	107.8	107.3
Equity	277.7	297.8	369.5	434.4	354.1

Item 6
Recent events
Interim dividends
In June 2007, our Board of Directors approved a first dividend on account of the earnings for the 2007 financial year for a gross amount of €0.12294 per share which was paid on August 1, 2007.
In September 2007, our Board of Directors approved a second dividend on account of the earnings for the 2007 financial year for a gross amount of €0.12294 per share which will be paid on November 1, 2007.
Directors and Senior Management
On July 27, 2007, the Bank’s Board of Directors agreed to appoint José María Fuster as Executive Vice President, Technology and Operations.
During the first semester of 2007, Serafín Méndez, Executive Vice President, Premises and Security retired from the Bank.
Acquisitions, Dispositions and Reorganizations
Sovereign Bancorp, Inc. (“Sovereign”). On May 3, 2007, Sovereign’s shareholders approved an amendment to Sovereign’s articles of incorporation that, among other effects, authorizes Santander to vote the shares currently held in the voting trust and any additional Sovereign shares that Santander might acquire in the future. As of May 16, 2007, the voting trust held 23,593,724 Sovereign shares, representing 4.9% of the Sovereign voting shares. Santander and Sovereign took all the necessary steps to terminate the voting trust and transfer the shares held by the trust to Santander, and since June 6, 2007, Santander has the right to vote 24.7% of the Sovereign shares. Except with the consent of Sovereign’s board of directors or pursuant to the procedures described below, Santander may not increase its ownership stake in Sovereign to more than 24.99% until the end of the standstill period under the Investment Agreement.
In addition, beginning on June 1, 2008 and until May 31, 2011, Santander will have the option to make an offer to acquire 100% of Sovereign, subject to certain conditions and limitations agreed between the parties. If such an offer is made by Santander and the offer is either the highest offer resulting from an auction of Sovereign or at least equal to a full and fair price for Sovereign as determined pursuant to a competitive valuation procedure agreed by the parties, the Sovereign board must accept the offer, provided that, during the period from June 1, 2008 through May 31, 2009, any offer made by Santander must be at a price of at least $38 per share. Even if the Sovereign board accepts the offer, Santander will not be permitted to complete an acquisition of Sovereign unless a majority of the non-Santander shareholders who vote at the relevant Sovereign shareholder meeting approve the acquisition. In addition, until May 31, 2011, Santander will have a right of first negotiation and a matching right with respect to third party offers to acquire Sovereign. Finally, with certain exceptions, Santander has agreed that, until May 31, 2011, it will not sell or otherwise dispose of its Sovereign shares.
Santander has several options with respect to its investment in Sovereign. Santander can hold its investment in Sovereign indefinitely, after May 31, 2008 seek to acquire 100% of Sovereign or, subject to the terms of the Investment Agreement, sell or otherwise dispose of its investment.
ABN AMRO Holding N.V. (“ABN AMRO”).
On May 29, 2007, Santander, together with RBS and Fortis N.V. and Fortis S.A./N.V. (collectively, the “Banks”), announced a proposed offer to purchase all of the ABN AMRO ordinary shares (including shares underlying ABN AMRO ADSs).
The Banks and RFS Holdings B.V., a company newly incorporated by the Banks for the purpose of making the offer (“RFS Holdings”), entered into an agreement, dated as of May 28, 2007 (the “Consortium Agreement”), relating to the modus operandi of the Banks during the offer period. The Consortium Agreement sets forth the terms on which the offer was to be made and also provides for the management of ABN AMRO after completion of the offer. This includes the division of the ABN AMRO businesses between the Banks and the sale of non-core assets of ABN AMRO.
The Banks proposed to offer €30.40 in cash plus 0.844 new RBS shares for each ABN AMRO ordinary share, equal to a total of €38.40 per ABN AMRO ordinary share 1 . The total consideration payable to shareholders of ABN AMRO under the proposed offer would have therefore been €71.1 billion2. All data in this paragraph have been calculated using prices and exchange rates as of May 25, 2007.
The proposed offer was conditional among other things, on the Dutch Supreme Court upholding the provisional injunction granted by the Dutch Enterprise Chamber on May 3, 2007 restraining ABN AMRO and ABN AMRO Bank from selling ABN AMRO North America Holding Company (“LaSalle”) to Bank of America Corporation (“Bank of America”).
On July 13, 2007, following the ruling of the Dutch Supreme Court overruling the Dutch Enterprise Chamber’s injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion of the sale by ABN AMRO Bank of LaSalle to Bank of America, the Banks confirmed their intention to proceed with a revised offer which was announced on July 16, 2007.
Under this revised offer the price offered for each ABN AMRO ordinary share remained unchanged at €38.40 3 although the cash component was increased to €35.60 per ABN AMRO ordinary share and the number of new RBS shares was reduced to 0.296 new RBS shares for each ABN AMRO ordinary share. The revised offer is subject to certain conditions, including the completion of the sale of LaSalle to Bank of America. It is also conditional, inter alia, on ABN AMRO not having made or agreed to make any acquisitions or disposals of a material part of its business or assets, with the exception of the sale of LaSalle to Bank of America.
On July 20, 2007, once the regulatory clearances required to publish their offer documentation were received, the Banks, through RFS Holdings, formally launched their offer for all the ordinary shares and ADSs of ABN AMRO. On the same day, RFS Holdings also launched an offer for all the (formerly convertible) preference shares of ABN AMRO at a price in cash of €27.65 per share.
The initial offer period commenced on July 23, 2007 and will end on October 5, 2007 at 3:00 pm, Amsterdam time, unless this period is extended in accordance with applicable offer rules.
The relevant offer documents have been filed with the Dutch Financial Markets Authority (Autoriteit Financiële Markten) on July 20, 2007 and the U.S. Securities and Exchange Commission.
On September 17, 2007, the Dutch Minister of Finance, on the advice of De Nederlandsche Bank N.V. (“DNB”), granted the Banks the Declarations of No Objection they require in respect of the proposed acquisition of ABN AMRO. The Declarations of No Objection contain specific conditions and requirements and will enter into force if the public offer for ABN AMRO is declared unconditional by the Banks on or before December 31, 2007, in the manner and subject to the conditions as detailed in the offer document of July 20, 2007, and if the financing has been secured in an adequate manner.
On the same day, it was also announced that the Banks have agreed that ABN AMRO shall be governed and managed following its acquisition by the Banks in accordance with the provisions of a supplemental agreement, supplementing the Consortium and Shareholders’ Agreement of May 28, 2007 (the “Supplemental Agreement”).
On October 4, 2007, RFS Holdings launched an offer for all the depository receipts representing ABN AMRO convertible financing preference shares at a price in cash of €0.59 per depository receipt.

1 Based on the price of RBS ordinary shares of 642.5p at the close of business on May 25, 2007.
2 Calculated on the basis of 1,852,448,094 ordinary shares of ABN AMRO.
3 Based on the price of RBS ordinary shares of 640.0p at the close of business on July 13, 2007.

As of September 26, 2007, the total consideration payable to shareholders of ABN AMRO under the revised offer was €69.7 billion4. If the offer is accepted by all ABN AMRO ordinary shareholders, Santander will pay approximately €19.8 billion of the total consideration payable under the offer.
As of the date of this report, the condition to the offer relating to approvals by shareholders of each of the Banks has been satisfied and the conditions to the offer relating to the sale of LaSalle to Bank of America and the effectiveness of the Registration Statement on Form F-4 filed with the SEC by RBS have been partially satisfied. With respect to the competition and antitrust condition to the offer, each Bank has received clearance from the European Commission for the acquisition of ABN AMRO, thereby satisfying the competition and antitrust condition to the offer insofar as it relates to approval of the transaction by the European Commission. The applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) in relation to the proposed acquisition of ABN AMRO has been terminated, thereby partially satisfying the competition and antitrust condition to the offer. RFS Holdings will not have obtained, prior to the expiration of the offer, approval under the HSR Act for the reorganization of ABN AMRO following the proposed acquisition and has waived its right to invoke the competition and antitrust condition insofar as it relates to such approval. With respect to the minimum tender condition to the offer, RFS Holdings has reserved the right (but is not obligated) to waive such condition after the expiration of the offer in the event that the number of ABN AMRO ordinary shares tendered in the offer, together with all ABN AMRO ordinary shares held by RFS Holdings, represents not less than a majority of the issued and outstanding ABN AMRO ordinary shares, calculated on a fully diluted basis.
If the revised offer is completed, the Banks have agreed that Santander will acquire the following core businesses from ABN AMRO (together the “ABN AMRO Businesses”):
•	Business Unit Latin America (excluding wholesale clients outside Brazil) including, notably, the Banco Real franchise in Brazil; and

•	Banca Antonveneta in Italy.
Under the Consortium Agreement, Santander was entitled to acquire Interbank and DMC Consumer Finance (together “Interbank”), a specialized consumer finance business in the Netherlands. On July 31, 2007, ABN AMRO announced the sale of Interbank to SOFINCO, a subsidiary of Credit Agricole. If such disposal is completed, it will be construed that Santander’s right to acquire Interbank will be replaced by its right to obtain the proceeds of the sale (subject to minority interests in ABN AMRO).
At present, there is no sufficient public information on ABN AMRO to assess the precise assets and results of the businesses that would be acquired by Santander.
Santander intends to raise its share of the total consideration to be paid in the offer through (1) a €7 billion issuance of securities (the “exchangeable securities”) by a subsidiary of Santander which, if the revised offer for ABN AMRO is settled, will be mandatorily convertible into new Santander shares, (2) internal financial resources, including asset disposals, and (3) short term borrowings (including commercial paper, CDs and interbank borrowings) to be refinanced with the proceeds of a rights issuance and the issuance of other capital instruments after the consummation of the offer. Santander successfully concluded the placement of the exchangeable securities on October 3, 2007 and has carried out certain asset sales of its stake in Intesa San Paolo (for approximately €2.8 billion) and of part of its pension fund management businesses in Latin America (for approximately €0.9 billion) and has announced the sale and lease back of its real estate assets in Spain.

 4 Calculated on the basis of 1,845,855,090 ordinary shares of ABN AMRO (as set out in ABN AMRO’s Schedule 14D-9 dated August 10, 2007) and based on the price of RBS ordinary shares of 516.5p at the close of business on September 26, 2007.

Banco BPI, S.A. (“BPI”). Grupo Santander announced in January 2007 that it had entered into a firm agreement with Banco Comercial Portugués (BCP) for the sale to this bank of 44.6 million shares of the Portuguese bank BPI, representing 5.87% of its share capital, at a price of € 5.70 per share, equal to that offered by BCP in the tender offer launched by it on BPI, or at the higher price should BCP revise its public offer bid upwards. The agreement was subject to regulatory approvals.
In May 2007, the tender offer failed since it did not obtain the minimum required support by BPI’s shareholders to which the bid was conditioned. The Bank of Portugal had set out a maximum level of ownership by BCP in BPI in case that the tender offer did not succeed. Finally, Grupo Santander sold to BCP 35.5 million shares of BPI with capital gains of approximately €107 million. As of June 30, 2007, the Group held 1.2% of BPI.

SKBergé (“SKB”). Santander Consumer Finance and the Bergé Group, through its Chilean subsidiary SKBergé, a company formed by Sigdo Koppers and Bergé (SKB), reached a strategic agreement to set up a finance company in Chile. SKB will have an ownership interest of up to 49%, with the remaining 51% to be held by Santander Consumer Finance. The new company, which will operate under the name of Santander Consumer Chile, will engage in consumer finance, focusing on both car and other durable consumer goods and credit cards.
Sale of real estate assets. On June 13, 2007 we announced that, as part of the plan for the optimization of our balance sheet, we contemplated the sale of real estate assets currently used by Santander, with an estimated market value of € 4 billion and a potential net capital gain of around € 1.4 billion. The transaction would be implemented by means of a sale and leaseback procedure.
Grupo Alcanza (“Alcanza”). On June 13, 2007 Santander Consumer Finance signed an agreement with the main shareholders of Alcanza to acquire the group and increase the capital of its holding company. After the transaction, Santander Consumer will control 85% of the group. As in its other markets, Santander Consumer’s business in Mexico will focus on consumer finance and auto financing as part of its growth strategy.
Alcanza has 160 employees in 15 branches in Mexico. The total value of the acquisition together with the capital increase is an estimated US$39.5 million. The deal is pending regulatory approvals in each country.
Intesa Sanpaolo. On June 19, 2007 we announced that we had sold the final stake of 1.79% that we held in the share capital of the Italian bank Intesa Sanpaolo, for a total consideration of €1,206 million. The transaction has generated for Santander a capital gain of €566 million.
Bolsas y Mercados Españoles, S.A. (“BME”). On July 16, 2007, Santander Investment Bolsa, S.V., S.A. announced that it had carried out a private placement of shares of BME, for the account of Grupo Santander, among institutional investors. A total of 2,842,929 shares of BME, representing 3.4% of the share capital of BME were placed, at a price of €42.90 per share. The transaction generated capital gains for the Group of €111 million.
Sale of Latin American pension fund management companies. On July 27, 2007 we announced that we had agreed to sell our Latin American mandatory pension fund management companies (AFPs by their Spanish acronym) to ING Group for US$1,300 million (€950 million), generating a capital gain of €600 million approximately. The sale includes AFPs in Mexico (Afore Santander), Chile (AFP Bansander), Colombia (AFP and Cesantía Santander) and Uruguay (Afinidad AFAP). The sale is subject to the relevant approvals by the various regulators.
Santander and ING Groep N.V. are also in advanced negotiations for the sale of pension manager Orígenes AFJP and the life annuities company Orígenes Retiro, both of Argentina, in which Santander is a shareholder.
In September 2007, the sale of the AFP in Mexico was closed.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during the first six months of 2007:

		(b)		(d) Maximum number (or
		Average	(c) Total number of shares	approximate dollar value)
		price paid	(or units) purchased as	of shares (or units) that may
	(a) Total number of shares (or	per share	part of publicly announced	yet be purchased under the
2007	units) purchased	(or unit)	plans or programs	plans or programs
January	57,718,813	€14.37	—	—
February	39,452,454	€14.37	—	—
March	30,707,371	€13.23	—	—
April	59,184,061	€13.41	—	—
May	51,948,497	€13.27	—	—
June	48,706,259	€13.40	—	—
Total	287,717,455
During the first six months of 2007, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José Antonio Álvarez

	Name:	José Antonio Álvarez
	Title:	Chief Financial Officer
Date: October 5, 2007

INDEX TO FINANCIAL STATEMENTS
(a) Index to Financial Statements

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2007 (UNAUDITED) AND DECEMBER 31, 2006
(Thousands of Euros)

		June 30,	December 31,
		2007	2006
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		20,386,213	13,835,149

FINANCIAL ASSETS HELD FOR TRADING		182,318,786	170,422,722

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		29,327,306	15,370,682

AVAILABLE-FOR-SALE FINANCIAL ASSETS		40,504,409	38,698,299

LOANS AND RECEIVABLES		558,916,037	544,048,823

HELD-TO-MATURITY INVESTMENTS		—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(511,864)	(259,254)

HEDGING DERIVATIVES		2,883,370	2,987,964

NON-CURRENT ASSETS HELD FOR SALE	8	358,670	327,384

INVESTMENTS		4,949,471	5,006,109

INSURANCE CONTRACTS LINKED TO PENSIONS		2,567,656	2,604,535

REINSURANCE ASSETS	9	296,024	261,873

TANGIBLE ASSETS		10,506,709	10,110,996

INTANGIBLE ASSETS		17,030,152	16,956,841

TAX ASSETS:		10,607,637	9,856,053

PREPAYMENTS AND ACCRUED INCOME		2,198,985	1,581,843

OTHER ASSETS		3,263,903	2,062,696

TOTAL ASSETS		885,603,464	833,872,715

MEMORANDUM ACCOUNTS

CONTINGENT LIABILITIES		88,472,555	58,769,309

CONTINGENT COMMITMENTS		109,452,443	103,249,430

LIABILITIES AND EQUITY

FINANCIAL LIABILITIES HELD FOR TRADING		126,002,297	123,996,445

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		39,206,389	12,411,328

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY		—	—

FINANCIAL LIABILITIES AT AMORTIZED COST		622,763,621	605,302,821

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK HEDGING DERIVATIVES		6,195,968	3,493,849

LIABILITIES ASSOCIATED WITH NON- CURRENT ASSETS HELD FOR SALE		—	—

LIABILITIES UNDER INSURANCE CONTRACTS	9	12,902,054	10,704,258

PROVISIONS	15	17,208,369	19,226,513

TAX LIABILITIES		5,625,127	4,539,051

ACCRUED EXPENSES AND DEFERRED INCOME		3,689,129	2,999,080

OTHER LIABILITIES		3,200,053	3,458,740

EQUITY HAVING THE SUBSTANCE OF A FINANCIAL LIABILITY	14	664,020	668,328

TOTAL LIABILITIES		837,457,027	786,800,413

MINORITY INTERESTS		2,303,927	2,220,743

VALUATION ADJUSTMENTS		1,886,472	2,870,757

OWN FUNDS:	11	43,956,038	41,980,802
Issued capital		3,127,148	3,127,148
Share premium		20,370,128	20,370,128
Reserves		16,633,552	12,289,480
Other equity instruments		245,091	62,118
Treasury shares		(109,348)	(126,801)
Profit attributed to the Group		4,458,370	7,595,947
Dividends and remuneration		(768,903)	(1,337,218)

TOTAL EQUITY		48,146,437	47,072,302

TOTAL LIABILITIES AND EQUITY		885,603,464	833,872,715

The accompanying Notes 1 to 17 and Exhibits are an integral part of the condensed consolidated balance sheet at June 30, 2007.

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(Thousands of Euros)

		(Debit) Credit
		Six Months Ended June 30,
	Note	2007	2006

INTEREST AND SIMILAR INCOME		21,426,190	17,788,193

INTEREST EXPENSE AND SIMILAR CHARGES		(14,293,334)	(11,983,865)

INCOME FROM EQUITY INSTRUMENTS		283,702	236,876
NET INTEREST INCOME		7,416,558	6,041,204
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		159,800	240,858

FEE AND COMMISSION INCOME		4,843,520	4,123,824
FEE AND COMMISSION EXPENSE		(689,696)	(629,960)
INSURANCE ACTIVITY INCOME		189,121	147,579

GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net):		1,144,216	840,035

EXCHANGE DIFFERENCES (net)		143,626	76,468
GROSS INCOME		13,207,145	10,840,008
SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES		299,882	216,460
COST OF SALES		(222,673)	(168,965)
OTHER OPERATING INCOME		168,578	172,700
PERSONNEL EXPENSES		(3,190,329)	(2,968,708)
OTHER GENERAL ADMINISTRATIVE EXPENSES		(2,206,578)	(1,956,885)
DEPRECIATION AND AMORTIZATION:		(624,238)	(556,616)

OTHER OPERATING EXPENSES		(238,496)	(212,343)
NET OPERATING INCOME		7,193,291	5,365,651
IMPAIRMENT LOSSES (net)		(1,545,193)	(1,132,711)

PROVISIONS (net)		(320,379)	(128,536)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES		2,018	4,100
FINANCE EXPENSES OF NON-FINANCIAL ACTIVITIES		(2,356)	(3,284)
OTHER GAINS:		743,068	316,032

OTHER LOSSES:		(109,827)	(177,469)

PROFIT BEFORE TAX		5,960,622	4,243,783
INCOME TAX		(1,233,802)	(891,554)
PROFIT FROM CONTINUING OPERATIONS		4,726,820	3,352,229
PROFIT FROM DISCONTINUED OPERATIONS (net)		—	194,246
CONSOLIDATED PROFIT FOR THE PERIOD		4,726,820	3,546,475
PROFIT ATTRIBUTED TO MINORITY INTERESTS		(268,450)	(330,263)
PROFIT ATTRIBUTED TO THE GROUP		4,458,370	3,216,212

EARNINGS PER SHARE
From continuing operations and discontinued operations
Basic earnings per share (euros)	16.8	0.7143	0.5147
Diluted earnings per share (euros)	16.8	0.7110	0.5130
From continuing operations
Basic earnings per share (euros)	16.8	0.7143	0.4945
Diluted earnings per share (euros)	16.8	0.7110	0.4928
The accompanying Notes 1 to 17 and Exhibits are an integral part of the condensed consolidated income statement at June 30, 2007.

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE)
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(Thousands of Euros)

	June 30,
	2007	2006

NET INCOME RECOGNIZED DIRECTLY IN EQUITY:	(984,285)	(671,405)
Available-for-sale financial assets-	(1,070,775)	159,864
Revaluation gains/losses	(191,868)	420,882
Amounts transferred to income statement	(902,139)	76,566
Income tax	23,232	(337,584)

Cash flow hedges-	(39,463)	(103,483)
Revaluation gains/losses	(88,709)	(158,167)
Income tax	49,246	54,684

Hedges of net investments in foreign operations-	33,664	148,579
Revaluation gains/losses	33,664	148,579

Exchange differences-	92,289	(876,365)
Translation gains/losses	46,328	(866,670)
Amounts transferred to income statement	45,961	(9,695)

CONSOLIDATED PROFIT FOR THE PERIOD:	4,726,820	3,546,475
Consolidated profit for the year	4,726,820	3,546,475

TOTAL INCOME AND EXPENSE FOR THE PERIOD:	3,742,535	2,875,070
Parent	3,474,085	2,544,807
Minority interests	268,450	330,263

TOTAL	3,742,535	2,875,070

The accompanying Notes 1 to 17 and Exhibits are an integral part of the condensed consolidated statement of changes in equity at June 30, 2007.

GRUPO SANTANDER
UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(Thousands of Euros)

	June 30, 2007	June 30, 2006
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period	4,726,820	3,546,475
Adjustments to profit	5,925,775	3,687,333
Adjusted profit	10,652,595	7,233,808
Net increase/decrease in operating assets	(48,360,847)	(11,458,437)
Net increase/decrease in operating liabilities	(953,291)	(21,856,568)

Total net cash flows from operating activities (1)	(38,661,543)	(26,081,197)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(1,618,601)	(3,545,782)
Divestments	655,000	593,779

Total net cash flows from investing activities (2)	(963,601)	(2,952,003)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own equity instruments	3,955,755	3,697,802
Disposal of own equity instruments	(3,938,302)	(3,667,173)
Issuance of long-term liabilities	90,915,952	40,029,164
Redemption of long-term liabilities	(42,999,929)	(9,236,361)
Dividends paid	(1,918,925)	(1,442,116)
Other	94,592	(1,164,890)

Total net cash flows from financing activities (3)	46,109,143	28,216,426

4. EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS (4)	67,065	344,791
5. NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3+4)	6,551,064	(471,983)
Cash and cash equivalents at beginning of six months period	13,835,149	16,086,458
Cash and cash equivalents at end of six months period	20,386,213	15,614,475

Interest paid	13,886,995	11,836,447
Interest received	20,878,898	17,271,415
Income tax paid	489,056	446,939
The accompanying Notes 1 to 17 and Exhibits are an integral part of the condensed consolidated cash flow statements at June 30, 2007.

Grupo Santander
Notes to the unaudited condensed consolidated financial statements for the period ended June 30, 2007
1.	Introduction, basis of presentation of the condensed consolidated financial statements and other information
a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander” formerly known as Banco Santander Central Hispano, S.A.) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted on the website of the Bank (http://www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander (“the Group”).

b)	Basis of presentation of the condensed consolidated financial statements

Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, the Group is required to prepare its consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, which profit and loss account mandatory presentation excludes certain operating expenses, including various impairment and provision charges from “Net Operating Income”, and reduces “Gross Income” by certain expenses.

The Group’s condensed consolidated financial statements for June 30, 2007 have been prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting.

Under EU-IFRS financial institutions that have entity specific historical loss experience should evaluate impairment in future cash flows in a group of financial assets on the basis of such historical loss experience for assets with similar credit risk characteristics. The Group has such entity-specific historical loss experience.

The Group, in recognizing the inherent losses in such financial assets, and in contingent exposures classified as standard, has developed internal models that take into account our historical experience of impairment adjusted as appropriate for other objective observable data known at the time of assessment.

We utilize the inherent loss concept to quantify the cost of our credit risk in order to be able to incorporate such risk in the calculation of our risk adjusted return of operations. Additionally, the parameters necessary to calculate such return are used in the calculation of economic capital and, in the future, in the calculation of regulatory capital under the internal models of Basel II.

The Bank of Spain’s Circular 4/2004 requires that the internal valuation allowance methodology described above shall be tested and validated by the Bank of Spain. The Bank of Spain has not yet verified such internal models (although it is in the process of reviewing them). The Bank of Spain’s Circular 4/2004 requires that until our internal models are so validated, the ratio of the allowance for loan losses to insolvencies incurred but not specifically identified for our Spanish operations must not be lower than would result under the application of the methodology established by the Bank of Spain, under Circular 4/2004, which is based on historical statistical data relating to the Spanish financial sector as a whole, as opposed to our specific historical loss experience (see Note 2-g).

The risk categories and the ranges of loan loss percentages that we must use to calculate the amounts needed to cover the impairment losses inherent in debt instruments and contingent exposures classified as standard, in each case for our Spanish operations, as of the balance sheet date are described in Note 2-g.

When presenting condensed interim financial information, the Group has considered compliance with Standards at two levels: compliance with all of the measurement rules contained in the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) and compliance with the disclosure requirements and the measurement principles for interim reporting purposes specified by IAS 34.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement basis and estimates used by the Directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements, estimates were made by the senior executives of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•	The impairment losses on certain assets;

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations;

•	The useful life of the tangible and intangible assets;

•	The measurement of goodwill arising on consolidation; and

•	The fair value of certain unquoted assets.
d)	Capital management

Capital management in Grupo Santander is performed at two levels: regulatory and economic.

Regulatory capital management is based on the analysis of the capital base and of the solvency ratios (core capital, Tier I, etc.) under BIS and Bank of Spain criteria. The objective is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, rating agencies and investors. Active capital management includes securitizations, asset sales, and capital and hybrid (preference and subordinated) issues.

The aim of economic capital management is to optimize the creation of value by the Group and the business units composing it. Accordingly, on a quarterly basis, the economic capital, RORAC and value creation figures of each business unit are generated, analyzed and reported to the Management Committee.

In order to manage the Group’s capital properly, it is fundamental to budget and analyze future needs and to anticipate the various points in the cycle. The economic and regulatory capital projections are based on the budgetary information (balance sheet, income statement, etc.) and macroeconomic scenarios defined by the Studies Service. On the basis of these estimates, the Group plans the management measures (issues, securitizations, etc.) required to meet the capital targets.

Also, certain stress scenarios are simulated in order to assess the availability of capital in the event of adverse situations. These scenarios are established on the basis of sudden changes in macroeconomic variables –GDP, interest rates, stock markets, etc.– which reflect historical crises that might reoccur.

In relation to minimum capital requirements, it should be noted that, through the publication of Law 13/1992, of June, 1, and of Bank of Spain Circular 5/1993 and subsequent amendments thereto, the regulations governing the minimum capital requirements of credit institutions – at both entity and consolidated group level- came into force. At June 30, 2007 and December 31, 2006, the Group’s eligible capital exceeded the minimum requirements.

2.	Accounting policies and measurement basis

The accounting policies and measurement basis applied in preparing the condensed consolidated financial statements were as follows:
a)	Foreign currency transactions
i.	Functional currency
The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.
ii.	Translation of foreign currency balances
Foreign currency balances are translated to euros in two consecutive stages:
•	Translation of foreign currency to the functional currency (currency of the main economic environment in which the Group operates), and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in European Monetary Union countries are initially recognized in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:
•	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.

•	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.

•	Income and expenses are translated at the average exchange rates for the period for all the transactions performed during the period.

•
The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros
If the functional currency is not the euro, the balances in the financial statements of the consolidated entities (or entities accounted for using the equity method) are translated to euros as follows:
•	Assets and liabilities, at the closing rates.

•	Income and expenses, at the average exchange rates for the period.

•	Equity items, at the historical exchange rates.
iii.	Recognition of exchange differences
The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under “Exchange differences” in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under “Valuation adjustments - Exchange differences”.

The exchange differences arising on the translation to euros of the financial statements in functional currencies other than the euro are recognized under “Valuation adjustments — Exchange differences” in the consolidated balance sheet until the related item is derecognized, when they are recognized in the consolidated income statement.
iv.	Entities located in hyperinflationary economies
None of the functional currencies of the consolidated subsidiaries and associates located abroad relate to hyperinflationary economies as defined by the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Accordingly, at June 30, 2007 it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.
v.	Exposure to foreign currency risk
At June 30, 2007, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar and the pound sterling. At that date, its largest exposure on permanent positions (with a potential impact on equity), excluding hedges, were concentrated, in descending order, on the pound sterling, the Brazilian real, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments.
At June 30, 2006, the Group’s largest exposures on more temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the US dollar and the pound sterling. At that date, its largest exposures on more permanent positions (with a potential impact on equity), excluding hedges, were concentrated, in descending order, on the pound sterling, the Brazilian real, the Mexican peso and Chilean peso.
The following tables show the sensitivity of consolidated profit at June 30, 2007 and 2006 and consolidated equity at June 30, 2007 and December 31, 2006 to changes in the Group’s financial instruments due to 1% variations in the various foreign currencies in which the Group had material balances.
The estimated effect on the Group’s consolidated equity and consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of Euros
	Effect on		Effect on
	Consolidated Equity		Consolidated Profit
Currency	June 2007	December 2006	June 2007	June 2006

US dollar	0.01	0.10	30.89	31.03
Chilean peso	(15.42)	(9.80)	—	—
Pound sterling	(69.23)	(49.00)	8.99	4.12
Mexican peso	(26.80)	(20.50)	—	—
Brazilian real	(40.70)	(25.40)	—	—
Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of Euros
	Effect on		Effect on
	Consolidated Equity		Consolidated Profit
Currency	June 2007	December 2006	June 2007	June 2006

US dollar	(0.01)	(0.10)	(31.52)	(31.65)
Chilean peso	16.17	10.90	—	—
Pound sterling	79.28	33.10	(9.17)	(4.55)
Mexican peso	29.42	24.70	—	—
Brazilian real	43.82	26.00	—	—

The foregoing data were obtained by calculating the possible effect of a variation in the exchange rates on the various asset and liability items and on other foreign currency-denominated items, such as the Group’s derivative instruments, considering the offsetting effect of the various hedging transactions on these items. This effect was estimated using the exchange difference recognition methods set forth in Note 2-a-iii above.

The estimates used to obtain the foregoing data were performed taking into account the effects of the exchange rate fluctuations isolated from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations remained unchanged with respect to their positions.

b)	Basis of consolidation
i.	Subsidiaries
“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.
On acquisition of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill. Negative differences are charged to income on the date of acquisition.
Additionally, the share of third parties of the Group’s equity is presented under “Minority interests” in the consolidated balance sheet and their share of the profit for the period is presented under “Profit attributed to minority interests” in the consolidated income statement.
The results of subsidiaries acquired during the period are included in the consolidated income statement from the date of acquisition to period-end. Similarly, the results of subsidiaries disposed of during the period are included in the consolidated income statement from the beginning of the year to the date of disposal.
ii.	Interests in joint ventures (jointly controlled entities)
“Joint ventures” are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“venturers”) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.
The financial statements of investees classified as joint ventures are proportionately consolidated with those of the Bank and, therefore, the aggregation of balances and subsequent eliminations are made only in proportion to the Group’s ownership interest in the capital of these entities.
iii.	Associates
Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.
In the condensed consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.
iv.	Business combinations
A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:
•	The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity.

•
The fair values of the assets, liabilities and contingent liabilities of the acquiree, including any intangible assets which might have not been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

•
Any negative difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the business combination cost is recognized as discussed in Note 2-m; any positive difference is recognized in “Other gains” in the consolidated income statement.

v.	Acquisitions and disposals
Note 3 provides information on the most significant acquisitions and disposals for the first half of 2007.
c)	Definitions and classification of financial instruments
i.	Definitions
A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.
An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.
A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.
“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.
“Compound financial instruments” are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).
The following transactions are not treated for accounting purposes as financial instruments:
•	Investments in subsidiaries, jointly controlled entities and associates.

•	Rights and obligations under employee benefit plans.

•	Rights and obligations under insurance contracts.

•	Contracts and obligations relating to employee remuneration based on own equity instruments.

ii.	Classification of financial assets for measurement purposes
Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with central banks”, “Changes in the fair value of hedged items in portfolio hedges of interest rate risk” (asset side), “Hedging derivatives” and “Investments”, which are reported separately.
Financial assets are included for measurement purposes in one of the following categories:
•
Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•
Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are managed jointly with “Liabilities under insurance contracts” measured at fair value or with derivative financial instruments whose purpose and effect is to significantly reduce exposure to variations in fair value, or that are managed jointly with financial liabilities and derivatives for the purpose of significantly reducing overall exposure to interest rate risk.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked.

•
Available-for-sale financial assets: this category includes debt instruments not classified as “Held-to-maturity investments” or as “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

•
Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes any reductions required to reflect the estimated losses on their recovery).

•	Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments.

iii.	Classification of financial assets for presentation purposes
Financial assets are classified by nature into the following items in the consolidated balance sheet:
•	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks.

•	Loans and advances to credit institutions: credit of any nature in the name of credit institutions.

•	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.

•
Loans and advances to customers: all credit granted by the Group, other than that represented by marketable securities, money market operations through central counterparties, finance lease receivables and loans and advances to credit institutions.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•
Other equity instruments: financial instruments issued by other entities, such as shares and non-voting equity units, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units and shares are included in this item.

•	Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting.

•
Other financial assets: other debit balances in favor of the Group in respect of transactions which do not have the nature of credit (such as cheques drawn on credit institutions, the amounts receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, and fees and commissions receivable for financial guarantees).

•
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value in favor of the Group of derivatives designated as hedging instruments in hedge accounting.

•	Investments: includes the investments in the share capital of associates.

iv.	Classification of financial liabilities for measurement purposes
Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Liabilities associated with non-current assets held for sale” or they relate to “Hedging derivatives”, “Changes in the fair value of hedged items in portfolio hedges of interest rate risk” (liability side) and “Equity having the substance of a financial liability”, which are reported separately.
Financial liabilities are classified for measurement purposes into one of the following categories:
•
Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under resale agreements or borrowed (“short positions”).

•
Other financial liabilities at fair value through profit or loss: this category includes all hybrid financial liabilities not held for trading that have to be measured entirely at fair value, including life insurance linked to investment funds that does not expose the issuer of the contract to a significant insurance risk, when the financial assets to which they are linked are also measured at fair value through profit or loss.

•
Financial liabilities at fair value through equity: financial liabilities associated with available-for-sale financial assets arising as a result of transfers of assets in which the consolidated entities as transferors neither transfer nor retain substantially all the risks and rewards of ownership of the assets.

•
Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary deposit-taking activities carried on by financial institutions.

v.	Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:
•	Deposits from credit institutions: deposits of any nature, including credit and money market operations received in the name of credit institutions.
•	Money market operations through counterparties: amount of the money market operations conducted through central counterparties.
•
Customer deposits: includes all repayable balances received in cash by the Group, other than those represented by marketable securities, money market operations through central counterparties, subordinated liabilities and deposits from central banks and credit institutions.

•
Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

•	Trading derivatives: includes the fair value of the Group’s liability in respect of derivatives which do not form part of hedge accounting.
•	Deposits from central banks: deposits of any nature received from the Bank of Spain or other central banks.
•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.
•	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt.
•	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items.
•
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are efficiently hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

•
Equity having the substance of a financial liability: amount of the financial instruments issued by the consolidated entities that, although equity for legal purposes, do not meet the requirements for classification as equity.

d)	Measurement of financial assets and liabilities and recognition of fair value changes
In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price, and are subsequently measured at each period-end as follows:
i.	Measurement of financial assets
Financial assets are measured at fair value, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.
The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).
If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.
All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.
The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.
“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectability. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.
The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.
Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.
ii.	Measurement of financial liabilities
In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at fair value through equity” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques
Following is a summary of the various valuation techniques used by the Group to measure the financial instruments recognized at fair value:

	Millions of Euros
	June 2007			December 2006
	Published			Published
	Price			Price
	Quotations	Internal		Quotations	Internal
	in Active	Models (*)	Total	in Active	Models (*)	Total

Financial assets held for trading	87,968	94,351	182,319	84,009	86,414	170,423
Other financial assets at fair value through profit or loss	6,827	22,500	29,327	4,543	10,828	15,371
Available-for-sale financial assets	33,708	6,796	40,504	32,111	6,587	38,698
Hedging derivatives (assets)	—	2,883	2,883	—	2,988	2,988
TOTAL ASSETS	128,503	126,530	255,033	120,663	106,817	227,480

Financial liabilities held for trading	29,649	96,353	126,002	30,657	93,339	123,996
Other financial liabilities at fair value through profit or loss	—	39,206	39,206	259	12,153	12,411
Hedging derivatives (liabilities)	815	5,381	6,196	—	3,494	3,494
Liabilities under insurance contracts	5,025	7,877	12,902	5,760	4,944	10,704
TOTAL LIABILITIES	35,489	148,817	184,306	36,676	113,930	150,606

(*)	In substantially all cases, observable market data are used.
Financial assets and liabilities carried at fair value determined by reference to observable market prices include government debt securities, asset-backed and corporate debt securities, corporate equity shares, short positions in securities and debt securities issued.

Where representative market prices for an instrument are not available or are unreliable because of poor liquidity the fair value is derived from prices for its components using appropriate pricing or valuation models. Such instruments are substantially loans, deposits, repurchase agreements and most derivatives.

A negligible proportion of the Group’s trading derivatives are valued directly from quoted prices, the majority being valued using appropriate internal valuation models.

The main techniques employed in these internal models are as follows:
•
In the valuation of financial instruments which are linear and permit static hedging (basically, forwards, futures and swaps), the “present value” method is used. The expected future cash flows are discounted back to the present valuation date, using market standard yield curves of the relevant currencies. Typically the points in the yield curves are quoted and traded on the markets, hence the fair values of these instruments are deemed to be non-arbitrageable fair values;

•
In the valuation of financial instruments which are non-linear and require dynamic hedging (e.g. options and structured instruments), the Black-Scholes paradigm is mainly used. In the Black-Scholes paradigm, a non-linear instrument is assumed to be hedgeable by a linear instrument (“delta hedge”) within a small and finite range in underlying spot price and time. As and when the market moves outside the small range, the linear hedge has to be adjusted (hence the wording dynamic). This allows to set up a partial differential equation (PDE) which can be used to solve the fair value of the non-linear instruments. The fair value of such non-linear instrument is effectively the (dynamic) hedging cost. In valuing such instruments within the Black-Scholes paradigm, “volatility smile and skew” are considered and priced in when appropriate (i.e. the volatility assumption in the original Black-Scholes single-volatility model is expanded, or calibrated, in order to fit all the relevant market quotes available). Calibration to the traded and observable market quotes is very important, as it is assumed that the instrument to be priced can be hedged by the standard market instruments in a consistent manner. Typically, in addition to analytical formulae solutions, numerical techniques (e.g. PDE solver, Monte Carlo engine, trinomial tree) are required to solve the relevant PDE.;

•
In the valuation of financial instruments exposed to non-linear interest rate risks, in addition to the Black-Scholes paradigm (which is used to value European style options, e.g. cap/floor, swaption), the entire term structure of the yield curve is modeled for some instruments. Notably, the Heath-Jarrow-Morton model is employed in the term structure modeling, which takes into account the de-correlation of the short and long end of the yield curve. Such models calibrate to the market-quoted yield curve term structure, and traded option quotes whenever appropriate. Such calibration assumes that the instruments concerned can be hedged and risk managed by the market traded products (e.g. interest rate futures, caps/floors, etc). Hence the price of such instrument is effectively bench-marked to the observable market parameters whenever possible;

•
Credit risk is measured using both linear and non-linear models. In the linear case (e.g. CDS, or risky bonds), the methodology (hence assumption) is similar to that applied to linear interest rate instruments (e.g. swaps or bonds). For non-linear instruments, if the instruments are exposed to individual credits, typically the loss-given-default probability is modeled for those credits using market standard Gaussian copula methodology. In such methodology, the correlation between individual credits is considered and modelled using Gaussian copula. The joint loss (probability) distribution can then be calculated using numerical techniques, including solving differential equations. Once the joint loss (probability) distribution is obtained, the statistical average (or expectation) can be obtained by integrating the relevant part of the probability distribution curve, as the fair value. If the instruments are exposed to the risks of CDS term structure, the model (hence assumption) used is similar to that used in the measurement of interest rate term structure risk.

The fair value of the instruments derived from the pricing and valuation models described above, takes into account contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. The Group’s pricing and valuation models do not entail material subjectivity because the methodologies used do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk and liquidity risk.

As of June 30, 2007, the potential effect of a change in the principal assumptions (models, correlations and dividends) to less favorable reasonable assumptions would be to decrease gains by €138 million. The use of reasonable assumptions more favorable than those used by the Group would increase gains by €175 million.

The total loss recognized in the consolidated income statement for June 30, 2007 arising from the aforementioned valuation models amounted to €254 million.
iv.	Recognition of fair value changes
As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains/losses on financial assets and liabilities”.
Adjustments due to changes in fair value arising from:
•
“Available-for-sale financial assets” are recognized temporarily in equity under “Valuation adjustments — Available-for-sale financial assets”, unless they relate to exchange differences, in which case they are recognized in “Valuation adjustments — Exchange differences” (exchange differences arising on monetary financial assets are recognized in “Exchange differences” in the consolidated income statement).

•
items charged or credited to “Valuation adjustments — Available-for-sale financial assets” and “Valuation adjustments — Exchange differences” remain in the Group’s consolidated equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

•
unrealized gains on available-for-sale financial assets classified as “Non-current assets held for sale” because they form part of a disposal group or a discontinued operation are recognized in “Valuation adjustments — Non-current assets held for sale”.

•	“Financial liabilities at fair value through equity” are recognized in “Valuation adjustments — Financial liabilities at fair value through equity”.

v.	Hedging transactions
The consolidated entities use financial derivatives for the purpose of trading with customers who request these instruments in order to manage their own market and credit risks and for investment purposes; for the purpose of managing the risks of the Group entities’ own positions and assets and liabilities (“Hedging derivatives”); or for the purpose of obtaining gains from changes in the prices of these derivatives.
Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.
A derivative qualifies for hedge accounting if all the following conditions are met:
1.	The derivative hedges one of the following three types of exposure:
a.
Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).
3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:
a.
In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognized directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in the consolidated income statement with a balancing entry under “Changes in the fair value of hedged items in portfolio hedges of interest rate risk” on the asset or liability side of the balance sheet, as appropriate.

b.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Valuation adjustments — Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c.
In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under “Valuation adjustments — Hedges of net investments in foreign operations” until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.
The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains/losses on financial assets and liabilities” in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.
When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.
When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under “Valuation adjustments” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.
Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets/liabilities at fair value through profit or loss” or as “Financial assets/liabilities held for trading”.
e)	Derecognition of financial assets and liabilities
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:
1.
If the Group transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.
If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.	An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.
3.
If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases-, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b.
If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred to third parties asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired (with the intention either to cancel them or to resell them).
f)	Offsetting of financial instruments
Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
g)	Impairment of financial assets
i.	Definition
A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:
•	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

•	In the case of equity instruments, mean that their carrying amount may not be fully recovered.
As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.
Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.
When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiration of the statute-of-limitations period, forgiveness or any other cause.

ii.	Debt instruments measured at amortized cost
The amount of an impairment loss incurred on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.
In estimating the future cash flows of debt instruments the following factors are taken into account:
•
All the amounts that are expected to be obtained over the remaining life of the instrument; including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued interest receivable.

•	The various types of risk to which each instrument is subject, and

•	The circumstances in which collections will foreseeably be made.
These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).
Specifically as regards impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:
•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materializes: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.
The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk.
These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, contingent liabilities and commitments, the identification of their impairment and the calculation of the amounts necessary to cover the related credit risk.
With respect to the allowance for loss arising from credit risk, the Group makes the following distinction:
1.	Specific credit risk allowance
a.	Specific allowance

The impairment of debt instruments not measured at fair value through profit or loss that are classified as doubtful are generally recognized in accordance with the criteria set forth below:
i.	Assets classified as doubtful due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

The allowance percentages applied to unsecured transactions, based on the age of the past-due amounts, are as follows:
•	Less than 6 months: between 4.5% and 5.3%.

•	More than 6 months and less than 12 months: between 27.4% and 27.8%

•	More than 12 months and less than 18 months: between 60.5% and 65.1%

•	More than 18 months and less than 24 months: between 93.3% and 95.8%

•	More than 24 months: 100%
The allowance percentages applied to loans secured by mortgage on completed homes, based on the age of the past-due amounts, are as follows:
•	Less than 3 years, provided that the outstanding loan does not exceed 80% of the appraisal value of the home: 2%

•	More than 3 years and less than 4 years: 25%

•	More than 4 years and less than 5 years: 50%

•	More than 5 years and less than 6 years: 75%

•	More than 6 years: 100%

The allowance percentages applied to loans secured by real property, when the Group has initiated procedures to foreclose such assets, based on the age of the past-due amounts, are as follows:
•	Less than 6 months: between 3.8% and 4.5%

•	More than 6 months and less than 12 months: between 23.3% and 23.6%

•	More than 12 months and less than 18 months: between 47.2% and 55.3%

•	More than 18 months and less than 24 months: between 79.3% and 81.4%

•	More than 24 months: 100%
ii.	Assets classified as doubtful for reasons other than counterparty arrears:

Debt instruments which are not classifiable as doubtful due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

b.	General allowance for inherent losses

The Group covers its losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods, that have not yet been allocated to specific transactions.

The Group uses the inherent loss concept to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for this calculation are also used to calculate economic capital and, in the future, to calculate BIS II regulatory capital under the internal models.

Inherent loss is the expected cost, on average in a complete business cycle, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The inherent loss is calculated by multiplying three factors: “exposure at default”, “probability of default” and “loss given default”.
•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•
Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes past-dues by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the guarantees associated with the transaction.
The calculation of the inherent loss also takes into account the adjustment to the cycle of the aforementioned factors, especially PD and LGD.
The approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative approaches are used:
1.	Low default portfolios

In certain portfolios (sovereign risk, credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Group opted to use the data contained in the credit derivative spreads to estimate the excepted loss discounted by the market and break it down into PD and LGD.

2.	Top-down units

In the cases in which the Group does not have sufficient data to construct a sufficiently robust credit risk measurement model, the inherent loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average write-off of the loan portfolios is used as the best estimate of the inherent loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these units are gradually replaced.

However, by express requirement of the Bank of Spain, until the Spanish regulatory authority has verified and approved these internal models (which are currently under review), the general allowance must be calculated as set forth below.
Based on its experience and on the information available to it on the Spanish banking industry, the Bank of Spain has established various risk categories, applying a range of necessary allowances to each category of debt instruments and contingent exposures classified as standard (performing) that are held by Spanish financial entities or that arise from transactions in the name of residents in Spain booked in foreign subsidiaries of Spanish financial entities:
•	Negligible risk: 0%

•	Low risk: 0.20% — 0.75%

•	Medium-low risk: 0.50% — 1.88%

•	Medium risk: 0.59% — 2.25%

•	Medium-high risk: 0.66 — 2.50%

•	High risk: 0.83% — 3.13%
Our internal models produce a range of results that comprise the amount of provisions that results from applying the model established by the Bank of Spain that we are required to use until our internal models are approved as explained above.
2.	Country risk allowance

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions of which the recovery is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses.

However, due to the size of the Group and to the proactive management of its country risk exposure, the allowances recognized in this connection are not material with respect to the credit loss allowances recognized.

iii.	Debt or equity instruments classified as available for sale
The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value less any impairment loss previously recognized in the consolidated income statement.
When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation adjustments — Available-for-sale financial assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.
If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurred (or in equity under “Valuation adjustments — Available-for-sale financial assets” in the case of equity instruments).
iv.	Equity instruments measured at cost
The impairment loss on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.
Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

h)	Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial assets under a non-optional resale (repurchase) agreement at a fixed price (“repos”) are recognized in the consolidated balance sheet as financing granted (received) based on the nature of the debtor (creditor) under “Loans and advances to credit institutions” or “Loans and advances to customers” (“Deposits from credit institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

i)	Non-current assets held for sale and Liabilities associated with non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year from the reporting date. Therefore, the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

“Liabilities associated with non-current assets” includes the credit balances arising from assets or disposal groups and from discontinued operations.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Impairment losses — Non-current assets held for sale” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

j)	Reinsurance assets and Liabilities under insurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flow will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:
•	By applying a strict methodology in the launch of products and in the assignment of the value thereto.

•	By using deterministic and stochastic models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.
“Reinsurance assets” includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.
At least once a year these assets are reviewed for impairment (if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognized in the consolidated income statement and the assets are derecognized.
“Liabilities under insurance contracts” includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.
Insurers’ results relating to their insurance business are recognized under “Insurance activity income” in the consolidated income statement.

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the consolidated income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.
At least at each reporting date the Group assesses whether the insurance contract liabilities recognized in the consolidated balance sheet are adequately measured. For this purpose, it calculates the difference between the following amounts:
•
Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•
The value recognized in the consolidated balance sheet for insurance liabilities (Note 15), net of any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealized gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognized directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognized in equity.
k)	Tangible assets
“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:
i. Property, plant and equipment for own use
Property, plant and equipment for own use -including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases- are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).
For this purpose, the acquisition cost of foreclosed assets is the carrying amount of the financial assets settled through foreclosure.
Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.
The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	2
Furniture	7.5 to 10
Fixtures	6 to 10
Office and IT equipment	10 to 25
Leasehold improvements	5 to 10
The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognize the reversal of the impairment loss recognized in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.
The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.
Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.
ii. Investment property
“Investment property” reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.
The criteria used to recognize the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognize any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
iii. Other assets leased out under an operating lease
“Other assets leased out under an operating lease” reflects the net values of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.
The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
l)	Accounting for leases
i. Finance leases
Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.
When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value -which is generally the exercise price of the purchase option of the lessee at the end of the lease term- is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.
When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognize a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.
In both cases, the finance income and finance expense arising from these contracts is credited or debited, respectively, to “Interest and similar income” and “Interest expense and similar charges” in the consolidated income statement so as to achieve a constant rate of return over the lease term.
ii. Operating leases
In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.
When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operating leases is recognized on a straight-line basis under “Other operating income” in the consolidated income statement.
When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other general administrative expenses” in their consolidated income statements.

m)	Intangible assets
Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.
Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.
i. Goodwill
Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:
•
If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the balance sheets of the acquirees.

•
If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value of these assets within 12 months following the date of acquisition can be measured reliably.

•
The remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units (a cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill -which is only recognized when it has been acquired for consideration- represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.
At the end of each year (or whenever indicators of impairment are identified) goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down with a charge to “Impairment losses — Goodwill” in the consolidated income statement.
An impairment loss recognized for goodwill is not reversed in a subsequent period.
ii. Other intangible assets
“Other intangible assets” includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).
Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.
Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.
Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets.
The intangible asset amortization charge is recognized under “Depreciation and amortization - Intangible assets” in the consolidated income statement.
In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to “Impairment losses — Other intangible assets” in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (Note 2-k).

Internally developed computer software
Internally developed computer software is recognized as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.
Expenditure on research activities is recognized as an expense in the year in which it is incurred and cannot be subsequently capitalized.
n)	Prepayments and accrued income and Accrued expenses and deferred income
These items include all the balances of prepayments and accrued income and of accrued expenses and deferred income, excluding accrued interest.
o)	Other assets and Other liabilities
“Other assets” in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:
•
Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. “Inventories” includes land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realizable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realizable value and other impairment losses are recognized as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognized in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognized and recognized as an expense in the period in which the revenue from their sale is recognized. This expense is included under “Cost of sales” in the accompanying condensed consolidated income statements when it relates to activities of the non-financial entities that do not form part of the consolidable group of credit institutions or under “Other operating expenses” in all other cases.

•
Other: this item includes the amount of the difference between pension plan obligations and the value of the plan assets with a debit balance for the entity, when the net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

“Other liabilities” includes the payment obligations having the substance of liabilities and not included in any other category.
p)	Provisions and contingent assets and liabilities
The directors of the consolidated entities, in preparing their respective financial statements, made a distinction between:
•
Provisions: credit balances covering present obligations at the balance sheet date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing; and

•
Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

•
Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s condensed consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, contingent liabilities must not be recognized in the condensed consolidated financial statements, but must rather be disclosed in the notes.
Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater to the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.
Provisions are classified according to the obligations covered as follows:
•	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to early retirees and similar obligations.

•	Provisions for taxes: includes the amount of the provisions made to cover tax contingencies.

•
Provisions for contingent liabilities and commitments: includes the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

•	Other provisions: includes the amount of other provisions made by the consolidated entities. This item includes, inter alia, provisions for restructuring costs and litigation.
q)	Litigation and/or claims in process
The material developments occurred since the filing of our 2006 Form 20-F on certain litigations described in Note 1.d and ii to our 2006 consolidated financial statements are described in Note 15. c.
r)	Own equity instruments
Own equity instruments are those meeting both of the following conditions:
•
The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavorable to the issuer.

•
The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are deducted from equity.
Changes in the value of instruments classified as own equity instruments are not recognized in the condensed consolidated financial statements. Consideration received or paid in exchange for such instruments are directly added to or deducted from equity.
s)	Equity-instrument-based employee remuneration
Equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognized as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognizes in full, at the grant date, the expense for the services received.
When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognized in equity will depend on the other conditions being met by the employees, irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognized in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

t)	Recognition of income and expenses
The most significant criteria used by the Group to recognize its income and expenses are summarized as follows:
i. Interest income, interest expenses and similar items
Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities’ right to receive them arises.
However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.
ii. Commissions, fees and similar items
Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:
•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.

•	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

•	Those relating to services provided in a single act are recognized when the single act is carried out.
iii. Non-finance income and expenses
These are recognized for accounting purposes on an accrual basis.
iv. Deferred collections and payments
These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
v. Loan arrangement fees
Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. The related direct costs can be deducted from this amount.
u)	Financial guarantees
“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, insurance and credit derivatives.
Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost as described in section g) above.
The provisions made for these transactions are recognized under “Provisions — Provisions for contingent liabilities and commitments” in the consolidated balance sheet. These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (net)” in the consolidated income statement.
If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Accrued expenses and deferred income” in the consolidated balance sheet are reclassified to the appropriate provision.

v)	Assets under management and investment and pension funds managed by the Group
Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement.
The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.
w)	Post-employment benefits
Under the collective labor agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, the benefits and indemnity payments payable, the contributions to employee welfare systems for early retirees and the post-employment welfare benefits.
The Group’s post-employment obligations to its employees are deemed to be “defined contribution plans” when the Group makes pre-determined contributions (recognized in “Personnel expenses” in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans”.
Defined contribution plans
The contributions made in this connection in each period are recognized under “Personnel expenses” in the consolidated income statement. The amounts not yet contributed at each period are recognized, at their present value, under “Provisions — Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet.
Defined benefit plans
The Group recognizes under “Provisions — Provisions for pensions and similar obligations” on the liability side of the consolidated balance sheet (or under “Other assets — Other” on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains and/or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time, as explained below.
“Plan assets” are defined as those that will be directly used to settle obligations and that meet the following conditions:
•	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•
They can only be used to pay or finance post-employment benefits and cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all obligations of the plan and of the entity relating to current or former employee benefits, or to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognizes its right to reimbursement as an asset item in the consolidated balance sheet under “Insurance contracts linked to pensions”, which, in all other respects, is treated as a plan asset.
“Actuarial gains and losses” are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Group uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher. The maximum five-year allocation period, which is required by the Bank of Spain for all Spanish financial institutions, is shorter than the average number of remaining years of active service relating to the employees participating in the plans, and is applied systematically.

The “past service cost” -which arises from changes to current post-employment benefits or from the introduction of new benefits- is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.
Post-employment benefits are recognized in the consolidated income statement as follows:
•	Current service cost -defined as the increase in the present value of the obligations resulting from employee service in the current period-, under “Personnel expenses”.

•
Interest cost -defined as the increase during the period in the present value of the obligations as a result of the passage of time-, under “Interest expense and similar charges”. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the income statement relates exclusively to the obligations recognized as liabilities.

•	The expected return on plan assets and the gains or losses on the value of the plan assets, less any plan administration costs and less any applicable taxes, under “Interest and similar income”.

•	The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under “Provisions (net)” in the consolidated income statement.
x)	Other long-term employee benefits
“Other long-term employee benefits”, defined as obligations to early retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately.
y)	Termination benefits
Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.
z)	Income tax
The expense for Spanish corporation tax and other similar taxes applicable to the foreign consolidated entities is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.
The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.
Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.
“Tax assets” includes the amount of all tax assets, which are broken down into “current” -amounts of tax to be recovered within the next twelve months- and “deferred” -amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.
“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and “deferred” -the amount of income tax payable in future years.
Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.
Income and expenses recognized directly in equity are accounted for as temporary differences.
The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.
Law 35/2006, of November 28, on Personal Income Tax and Partially Amending the Corporation Tax, Non-resident Income Tax and Wealth Tax Laws, establishes, inter alia , a reduction over two years in the statutory tax rate for Spanish corporation tax purposes, which until December 31, 2006 was 35%, as follows:

Tax Periods Beginning on or after	Tax Rate

January 1, 2007	32.5%
January 1, 2008	30.0%
Accordingly, in 2006 the Group re-estimated the deferred tax assets and liabilities and the tax credit and tax loss carryforwards recognized in the consolidated balance sheet taking into account the year in which the related reversal will foreseeably take place.
aa) Consolidated cash flow statements
The following terms are used in the consolidated cash flow statements with the meanings specified:
•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.
3. Significant corporate transactions
See also Note 17.6 and Item 6 “Recent Events” in this report. For significant corporate transactions made in past years see Item 4 of our 2006 Form 20-F.
The principal equity investments acquired and sold by the Group and other significant corporate transactions made in the first half of 2007 were as follows:
Sovereign Bancorp, Inc. (“Sovereign”)
On May 3, 2007, Sovereign’s shareholders approved an amendment to Sovereign’s articles of incorporation that, among other effects, authorizes Santander to vote the shares currently held in the voting trust and any additional Sovereign shares that Santander might acquire in the future. As of May 16, 2007, the voting trust held 23,593,724 Sovereign shares, representing 4.9% of the Sovereign voting shares. Santander and Sovereign took all the necessary steps to terminate the voting trust and transfer the shares held by the trust to Santander, and since June 6, 2007, Santander has the right to vote 24.7% of the Sovereign shares. Except with the consent of Sovereign’s board of directors or pursuant to the procedures described below, Santander may not increase its ownership stake in Sovereign to more than 24.99% until the end of the standstill period under the Investment Agreement.

In addition, beginning on June 1, 2008 and until May 31, 2011, Santander will have the option to make an offer to acquire 100% of Sovereign, subject to certain conditions and limitations agreed between the parties. If such an offer is made by Santander and the offer is either the highest offer resulting from an auction of Sovereign or at least equal to a full and fair price for Sovereign as determined pursuant to a competitive valuation procedure agreed by the parties, the Sovereign board must accept the offer, provided that, during the period from June 1, 2008 through May 31, 2009, any offer made by Santander must be at a price of at least US$38 per share. Even if the Sovereign board accepts the offer, Santander will not be permitted to complete an acquisition of Sovereign unless a majority of the non-Santander shareholders who vote at the relevant Sovereign shareholder meeting approve the acquisition. In addition, until May 31, 2011, Santander will have a right of first negotiation and a matching right with respect to third party offers to acquire Sovereign. Finally, with certain exceptions, Santander has agreed that, until May 31, 2011, it will not sell or otherwise dispose of its Sovereign shares.
Santander has several options with respect to its investment in Sovereign. Santander can hold its investment in Sovereign indefinitely, after May 31, 2008 seek to acquire 100% of Sovereign or, subject to the terms of the Investment Agreement, sell or otherwise dispose of its investment.
Banco BPI, S.A. (“BPI”)
Grupo Santander announced in January 2007 that it had entered into a firm agreement with Banco Comercial Portugués (BCP) for the sale to this bank of 44.6 million shares of the Portuguese bank BPI, representing 5.87% of its share capital, at a price of € 5.70 per share, equal to that offered by BCP in the tender offer launched by it on BPI, or at the higher price should BCP revise its public offer bid upwards. The agreement was subject to regulatory approvals.
In May 2007, the tender offer failed since it obtain the minimum required support by BPI’s shareholders to which the bid was conditioned. The Bank of Portugal had set out a maximum level of ownership by BCP in BPI in case that the tender offer did not succeed. Finally, Grupo Santander sold to BCP 35.5 million shares of BPI with capital gains of approximately €107 million. As of June 30, 2007, the Group held 1.2% of BPI.
SKBergé (“SKB”)
Santander Consumer Finance and the Bergé Group, through its Chilean subsidiary SKBergé, a company formed by Sigdo Koppers and Bergé (SKB), reached a strategic agreement to set up a finance company in Chile. SKB will have an ownership interest of up to 49%, with the remaining 51% to be held by Santander Consumer Finance. The new company, which will operate under the name of Santander Consumer Chile, will engage in consumer finance, focussing on both car and other durable consumer goods and credit cards.
Sale of Real Estate Assets
On June 13, 2007 we announced that, as part of the plan for the optimization of our balance sheet, we contemplated the sale of real estate assets currently used by Santander, with an estimated market value of € 4 billion and a potential net capital gain of around € 1.4 billion. The potential transaction would be implemented by means of a sale and leaseback procedure.
Grupo Alcanza (“Alcanza”)
On June 13, 2007 Santander Consumer Finance signed an agreement with the main shareholders of Alcanza to acquire the group and increase the capital of its holding company. After the transaction, Santander Consumer will control 85% of the group. As in its other markets, Santander Consumer’s business in Mexico will focus on consumer finance and auto financing as part of its growth strategy.
Alcanza has 160 employees in 15 branches in Mexico. The total value of the acquisition together with the capital increase is an estimated US$39.5 million. The deal is pending regulatory approvals in each country.
Intesa Sanpaolo
On June 19, 2007 we announced that we had sold the final stake of 1.79% that we held in the share capital of the Italian bank Intesa Sanpaolo for a total consideration of €1.206 million. The transaction has generated for Santander a capital gain of €566 million.
See Note 17.6 Additional subsequent events for a description of the proposed offer to purchase ABN AMRO Holding N.V. and other acuisitions and disposals occurred after June 30, 2007

4. Dividends
The following dividends were paid in 2006 and the first half of 2007:

Announcement Date	Paid Date	Per share		Total

December 2005	On February 1, 2006:	€0.092960	3rd interim dividend for 2005	€581,400 thousand
February 2006	On May 1, 2006:	€0.137620	4th and final dividend for 2005	€860,716 thousand
June 2006	On August 1, 2006:	€0.106904	1st interim dividend for 2006	€668,609 thousand
October 2006	On November 1, 2006:	€0.106904	2nd interim dividend for 2006	€668,609 thousand
January 2007	On February 1, 2007:	€0.106904	3rd interim dividend for 2006	€668,609 thousand
January 2007	On May 1, 2007:	€0.199913	4th and final dividend for 2006	€1,250,315 thousand
The following dividends per ordinary share have been paid after June 30, 2007:

Announcement Date	Paid Date	Per share		Total

May 2007	On August 1, 2007:	€0.12294	1st interim dividend for 2007	€768,903 thousand
September 2007	On November 1, 2007:	€0.12294	2nd interim dividend for 2007	€768,903 thousand
5. Seasonality or cyclicality
Any predictable change or pattern in a time series that recurs or repeats over a one-year period can be said to be seasonal, while cyclical effects can span time periods shorter or longer than one calendar year.
The consolidated Group’s operations were not affected by seasonality and/or cyclicality factors.
Although we operate specific products in particular markets that could present such predictable patterns, the Group offers such a great diversity of products in many markets located in many countries that such predictable patterns compensate each other and, as a consequence, no pattern could be identified in our condensed consolidated financial statements.
6. Geographical and business segment reporting
a)	Geographical segments

This primary level of segmentation, which is based on the Group’s management structure, comprises four segments: three operating areas plus Financial Management and Equity Stakes. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Abbey) and Latin America, based on the location of our assets.

The Continental Europe area encompasses all the Retail Banking (including the Private Banking entity Banif), Wholesale Banking and Asset Management and Insurance business activities carried on in Europe with the exception of Abbey. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialized units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business.

The Financial Management and Equity Stakes segment includes the centralized management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations. As the Group’s holding unit, this segment handles the total capital and reserves, capital allocations and liquidity with other businesses.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

Consequently, the sum of the figures in the income statements of the various segments is equal to those in the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are classified under “Loans and advances to credit institutions/deposits from credit institutions” and, therefore, the sum of these line items exceeds the figure for the consolidated Group.

Additionally, for segment presentation purposes the equity of each geographical unit is that reflected in the related individual financial statements and is offset by a capital endowment made by Financial Management and Equity Stakes which, as explained earlier, acts as the holding unit for the other businesses and, therefore, reflects the Group’s total equity.

There are no customers located in areas other than those in which our assets are located that generate income exceeding 10% of gross income.

Grupo Santander maintained in 2007 the general criteria used in 2006, with two exceptions:
•
The Global Customer Relation Model, which includes 121 new clients, mainly from Latin America, was expanded. This does not mean any changes in the geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•	Some adjustments were made between the results of Retail Banking and Asset Management and Insurance, for two reasons:
•
In Abbey, the distribution of revenues between Retail Banking and Asset Management and Insurance was changed in order to adapt it to the Group’s corporate criteria. This means an increase in Retail Banking and a decline in Asset Management and Insurance, but does not change Abbey’s overall total.

•
The business generated by the Group’s insurance brokers is no longer reflected in Retail Banking but in Insurance. This modification is due to recent changes in regulations and the search for greater efficiency in distribution. None of these changes is significant for the Group and do not alter its figures nor those of the main segments (geographic).

None of these changes is significant for the Group and do not alter its figures nor those of the main segments (geographic).
The summarized balance sheets and income statements of the various geographical segments are as follows:

	Millions of Euros
	June 30, 2007					December 31, 2006
				Financial					Financial
				Management					Management
(Summarized)	Continental		Latin	and		Continental		Latin	and
Balance Sheet	Europe	Abbey	America	Equity Stakes	Total	Europe	Abbey	America	Equity Stakes	Total

Loans and advances to customers	290,506	197,474	63,689	1,017	552,686	271,687	190,512	60,172	975	523,346
Financial assets held for trading (excluding loans and advances)	38,590	63,104	26,126	1,405	129,225	33,831	61,507	27,846	2,028	125,212
Available-for-sale financial assets	9,536	24	14,367	16,577	40,504	13,126	23	17,943	7,606	38,698
Loans and advances to credit institutions	55,393	25,949	17,541	24,020	122,902	67,061	18,185	20,310	22,957	128,513
Other asset accounts	22,841	13,637	26,679	152,167	215,323	23,141	13,750	18,537	127,271	182,699

Total assets	416,866	300,188	148,402	195,185	1,060,641	408,846	283,977	144,809	160,836	998,468

Customer deposits	138,791	115,803	78,970	413	333,977	140,231	115,194	75,301	497	331,223
Debt securities	59,210	85,733	4,744	89,462	239,149	47,632	72,857	5,258	78,321	204,069
Subordinated liabilities	2,351	8,435	2,503	18,539	31,828	2,362	9,430	2,383	16,248	30,423
Liabilities under insurance contracts	10,473	11	2,418	—	12,902	8,547	71	2,086	—	10,704
Deposits from credit institutions	62,181	51,390	28,563	24,227	166,361	89,016	51,020	32,403	8,935	181,374
Other liability accounts	122,174	35,179	21,568	22,277	201,198	103,090	32,076	19,529	21,137	175,833
Own funds	21,686	3,637	9,636	40,267	75,226	17,967	3,328	7,847	35,700	64,842
Off-balance-sheet customer funds	105,632	12,980	67,600	—	186,212	102,465	8,307	56,352	—	167,124

Total funds under management	522,498	313,168	216,002	195,185	1,246,853	511,311	292,284	201,160	160,836	1,165,592

The total assets reconciliation from geographical segments to consolidated figures is presented in the table below:

	Millions of Euros
Total Assets	June 2007	December 2006
Continental Europe	416,866	408,846
Abbey	300,188	283,977
Latin America	148,402	144,809
Financial Management and Equity Stakes	195,185	160,836

Total assets for reportable segments	1,060,641	998,468

Balances between entities of different business segment	(57,154)	(68,337)
Liquidity lent between segments	(82,925)	(67,138)
Capital allocated to segments	(34,959)	(29,120)

Consolidated Total Assets	885,603	833,873

	Millions of Euros
	June 30, 2007					June 30, 2006
				Financial					Financial
				Management					Management
(Summarized)	Continental		Latin	and		Continental		Latin	and
Income Statement	Europe	Abbey	America	Equity Stakes	Total	Europe	Abbey	America	Equity Stakes	Total

NET INTEREST INCOME	3,830	1,152	3,071	(636)	7,417	2,971	1,033	2,515	(479)	6,041
Share of results of entities accounted for using the equity method	4	—	1	154	160	2	2	4	233	241
Net fee and commission income	2,163	512	1,449	30	4,154	1,742	508	1,251	(7)	3,494
Gains/losses on financial assets and liabilities and Exchange differences	495	232	444	118	1,288	325	183	301	108	917
Insurance activity income	75	—	114	—	189	67	—	78	3	148
GROSS INCOME	6,567	1,896	5,079	(334)	13,207	5,107	1,726	4,149	(142)	10,840
Sales and income from the provision of non- financial services (net) and Other operating income/expense	20	28	(74)	(8)	(33)	5	30	(51)	(10)	(25)
General administrative expenses:	(2,195)	(919)	(1,980)	(262)	(5,356)	(1,928)	(932)	(1,826)	(207)	(4,893)
Personnel expenses	(1,467)	(520)	(1,075)	(107)	(3,169)	(1,316)	(535)	(998)	(99)	(2,949)
Other administrative expenses	(728)	(399)	(905)	(155)	(2,187)	(612)	(397)	(828)	(108)	(1,944)
Depreciation and amortization	(272)	(50)	(167)	(135)	(624)	(256)	(54)	(152)	(93)	(557)
NET OPERATING INCOME	4,120	955	2,858	(739)	7,193	2,928	770	2,120	(452)	5,366
Net impairment losses	(680)	(162)	(707)	3	(1,545)	(626)	(203)	(394)	91	(1,133)
Net provisions	88	—	(260)	(148)	(320)	63	(2)	(203)	13	(129)
Other gains/losses	(29)	10	102	549	633	57	—	79	3	139
PROFIT BEFORE TAX	3,499	803	1,993	(335)	5,961	2,422	565	1,602	(345)	4,244
PROFIT FROM CONTINUING OPERATIONS	2,525	602	1,561	39	4,727	1,723	402	1,287	(60)	3,352
PROFIT FROM DISCONTINUED OPERATIONS	—	—	—	—	—	85	89	9	11	194
CONSOLIDATED PROFIT FOR THE PERIOD	2,525	602	1,561	39	4,727	1,808	491	1,296	(49)	3,546
Profit attributed to the Group	2,468	602	1,360	30	4,458	1,701	491	1,147	(123)	3,216

b)	Business segments

At this secondary level of segment reporting, the Group is structured into Retail Banking, Global Wholesale Banking and Asset Management and Insurance; the sum of these three segments is equal to that of the three primary operating geographical segments. Total figures for the Group are obtained by adding to the business segments the data for the Financial Management and Equity Stakes segment.

The Retail Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using a relationship model specifically developed by the Group in recent years). The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business. The Asset Management and Insurance segment includes the contribution to the Group arising from the design and management of the investment fund, pension and insurance businesses of the various units.

The summarized income statements and other significant data are as follows:

	Millions of Euros
	June 30, 2007					June 30, 2006
			Asset	Financial				Asset	Financial
		Global	Management	Management			Global	Management	Management
(Summarized) Income	Retail	Wholesale	and	and		Retail	Wholesale	and	and
Statement	Banking	Banking	Insurance	Equity Stakes	Total	Banking	Banking	Insurance	Equity Stakes	Total

NET INTEREST INCOME	7,333	691	29	(636)	7,417	5,895	604	20	(478)	6,041
Share of results of entities Accounted for using the equity method	6	—	—	154	160	8	—	—	233	241
Net fee and commission income	3,300	515	309	30	4,154	2,897	298	305	(7)	3,494
Gains/losses on financial assets and liabilities and Exchange differences	679	474	17	118	1,288	557	242	9	108	917
Insurance activity income	—	—	189	—	189	—	—	145	3	148
GROSS INCOME	11,319	1,679	543	(334)	13,207	9,357	1,145	480	(142)	10,840
Sales and income from the provision of non-financial services (net) and Other operating income/expense	(11)	(15)	—	(8)	(33)	1	(16)	—	(9)	(25)
General administrative expenses:	(4,543)	(379)	(172)	(262)	(5,356)	(4,198)	(331)	(158)	(207)	(4,893)
Personnel expenses	(2,728)	(238)	(97)	(107)	(3,169)	(2,552)	(208)	(90)	(99)	(2,949)
Other administrative expenses	(1,815)	(142)	(75)	(155)	(2,187)	(1,645)	(123)	(68)	(108)	(1,944)
Depreciation and amortization	(433)	(44)	(12)	(135)	(624)	(420)	(34)	(9)	(94)	(557)
NET OPERATING INCOME	6,332	1,241	359	(739)	7,193	4,741	764	312	(452)	5,366
Net impairment losses	(1,622)	73	—	3	(1,545)	(1,113)	(111)	—	91	(1,133)
Net provisions	(250)	82	(5)	(148)	(320)	(186)	51	(6)	13	(129)
Other gains/losses	176	(93)	1	549	633	134	1	1	3	139
PROFIT BEFORE TAX	4,637	1,303	355	(335)	5,961	3,576	705	308	(345)	4,244

Other business aggregates:
Total assets	686,279	160,879	18,297	195,185	1,060,640	665,031	140,837	10,337	155,662	971,867
Loans and advances to customer	504,273	47,172	224	1,017	552,686	439,652	36,087	158	694	476,591
Customer Deposits	290,623	42,936	5	413	333,977	261,454	43,242	2	1,084	305,782

7. Loans and advances to customers
The breakdown, by classification and type, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Loans and advances	Thousands of Euros
	June 30, 2007	December 31, 2006
Financial assets held for trading	32,994,265	30,582,982
Other financial assets at fair value	8,257,081	7,972,544
Loans and receivables	511,434,265	484,790,338

Total	552,685,611	523,345,864

Loans and advances	June 30, 2007	December 31, 2006
Public sector	5,640,495	5,328,527
Other residents	213,526,358	199,993,624
Secured loans	118,639,167	110,862,773
Other	94,887,191	89,130,851
Non-resident sector	342,128,502	326,187,157
Secured loans	198,927,135	191,724,058
Other	143,201,367	134,463,099
Gross loans and advances	561,295,355	531,509,308
Allowance for loan losses	(8,609,744)	(8,163,444)

Net loans and advances	552,685,611	523,345,864

8. Non-current assets held for sale
The breakdown of the balance of “Non-current assets held for sale” is as follows:

	Thousands of Euros
	June 30,	December 31,
	2007	2006

Equity instruments	—	—

Tangible assets:
Foreclosed assets	287,356	265,311
Assets recovered from finance leases	8,734	13,528
Other assets	62,580	48,545

	358,670	327,384

Impairment losses of €122,218 thousand and €138,246 thousand were deducted from the balance of this item at June 30, 2007 and December 31, 2006, respectively. The net charges recorded in those dates amounted to €14,108 thousand and €48,796 thousand, respectively.
9. Liabilities under insurance contracts and Reinsurance assets
As of June 30, 2007, liabilities under insurance contracts and reinsurance assets were as follows:

	Reinsurance
Thousands of Euros	assets	Insurance liabilities
Total	296,024	12,902,054

Insurance risk is the possibility under any insurance contract that the insured event occurs and the uncertainty of the amount of the resulting claim. It refers to the inherent uncertainties in insurance, including:
•	the occurrence of any event specifically insured;

•	for long-term insurance business, adverse mortality, morbidity and persistency experience; and

•	expense overruns relative to pricing or provisioning assumptions.
Those terms and conditions of insurance contracts that have a significant effect on the Group’s cash flows are as follows:
•	fixed and guaranteed benefits for fixed future premiums;

•	the option to pay reduced or no future premiums;

•	the option to terminate the contract completely; and

•	the option to exercise a guaranteed annuity or cash option.
The Group controls insurance risk through the following:
•	the use of actuarial models to calculate premiums and monitor claim patterns. Past experience, as well as statistical methods, is used.

•
issued guidelines for concluding insurance contracts and assuming insurance risk. In relation to life insurance, the Group concentrates on risks such as mortality, disability, illness and long-term care requirements.

•
reinsurance of a large portion of the annuity and protection business. Reassurance is also used to limit the Group’s exposure to large single claims. When selecting a reinsurer, the Group only considers those companies that provide high security. In order to assess this, ratings information is used, both from the public domain or gathered through internal investigations.

•	close monitoring of the management of assets and liabilities to attempt to match the expected pattern of claim payments with the maturity dates of assets.

•	the use of underwriting with premium levels being set to reflect the calculated level of risk.

•	stress and scenario testing to monitor our insurance risk.
10. Customer deposits
The breakdown, by classification, geographical area and type, of the balances of “Customer deposits” is as follows:

	Thousands of Euros
Customer Deposits	June 30, 2007	December 31, 2006
Financial liabilities held for trading	15,346,527	16,572,444
Other financial liabilities at fair value	9,824,561	273,079
Financial liabilities at amortized cost	308,806,120	314,377,078

Total	333,977,208	331,222,601

Customer Deposits	June 30, 2007	December 31, 2006
Public sector	12,509,322	15,266,240
Other residents	96,497,313	94,750,074
Demand deposits	53,283,841	55,050,280
Time deposits	26,972,567	24,669,941
Repurchase agreements	16,240,905	15,029,853
Non-resident sector	224,970,573	221,206,287
Demand deposits	121,699,144	119,860,759
Time deposits	73,478,675	72,257,926
Repurchase agreements	27,675,348	26,343,216
Public sector	2,117,406	2,744,386

Total	333,977,208	331,222,601

11. Issued capital
As of June 30, 2007 and December 31, 2006, the capital stock of the Bank consisted of 6,254,296,579 registered shares of €0.50 par value each, which were fully subscribed and paid.

	Share Capital
	Number of	Par Value
	Shares	(Euros)
Number of shares and par value of share capital at December 31, 2006 and June 30, 2007	6,254,296,579	3,127,148,290
The Bank’s shares are listed on the computerized trading system of the Spanish stock exchanges and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico stock exchanges, and all of them have the same features and rights.
The shareholders at the Extraordinary General Meeting held on July 27, 2007, fully empowered the Board of Directors, for a period of 3 years, to increase capital up to a maximum nominal amount of €1,563.6 million.
Also, the shareholders at the aforementioned Extraordinary General Meeting resolved to issue fixed-income securities convertible into new shares of Banco Santander, S.A. for an amount of €5,000 million and empowered the Bank’s Board of Directors to increase capital by the required amount to cater for the requests for conversion.
The main reason for the above mentioned capital increase and fixed-income issue is to raise funds for the acuisitions of ABN AMRO Holding N.V. (See Note 17.6 to our condensed consolidated financial statements).
At June 30, 2007, the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Banco de Venezuela, S.A.; Banco Santander Colombia, S.A.; Santander BanCorp (Puerto Rico); Grupo Financiero Santander Serfin, S.A. de C.V.; Banco Santander Chile; Cartera Mobiliaria, S.A., SICAV; Inmuebles B de V 1985 C.A.; Banco Santander Banespa; Banesto and Capital Variable S.I.C.A.V., S.A.
At June 30, 2007, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective Annual General Meetings were not material at Group level.
Capital Adequacy Requirements
Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments regulate the minimum capital requirements for Spanish credit institutions at both individual and consolidated Group levels.
At June 30, 2007 and December 2006 the Group’s qualifying capital exceeded the minimum required under the aforementioned legislation.
Shareholders’ equity
“Shareholders’ equity” includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries and jointly controlled entities are presented in the appropriate items based on their nature.
The changes in “Shareholders’ equity” were as follows:

	Thousands of Euros
					Profit
					(Loss)
			Other		Attributed	Dividends
	Share		Equity	Treasury	to the	and
	Capital	Reserves	Instruments	Shares	Group	Remuneration	Total

Balances at December 31, 2005	3,127,148	29,073,917	77,478	(53,068)	6,220,104	(1,744,199)	36,701,380

Consolidated profit for the year	—	—	—	—	7,595,947	—	7,595,947
Appropriation of profit for the year	—	6,220,104	—	—	(6,220,104)	—	—
Dividends/Remuneration	—	(2,604,915)	—	—	—	406,981	(2,197,934)
Issues (reductions)	—	(4,163)	—	—	—	—	(4,163)
Purchase and sale of own equity instruments	—	9,627	—	(73,733)	—	—	(64,106)
Payments with equity instruments	—	—	19,167	—	—	—	19,167
Transfers	—	34,977	(34,977)	—	—	—	—
Other	—	(69,939)	450	—	—	—	(69,489)

Balances at December 31, 2006	3,127,148	32,659,608	62,118	(126,801)	7,595,947	(1,337,218)	41,980,802

Consolidated profit for the period	—	—	—	—	4,458,370	—	4,458,370
Appropriation of profit for the period	—	7,595,947	—	—	(7,595,947)	—	—
Dividends/Remuneration	—	(3,256,143)	—	—	—	568,315	(2,687,828)
Issues (reductions)	—	(963)	—	—	—	—	(963)
Purchase and sale of own equity instruments	—	(2,014)	—	17,453	—	—	15,439
Payments with equity instruments	—	—	200,923	—	—	—	200,923
Other	—	7,245	(17,950)	—	—	—	(10,705)

Balances at June 30, 2007	3,127,148	37,003,680	245,091	(109,348)	4,458,370	(768,903)	43,956,038

12. Debt securities issued
The breakdown of the “Debt securities” caption in the accompanying consolidated balance sheets is as follows:

	June 30,	December 31,
Thousands of Euros	2007	2006

Classification:
Financial liabilities held for trading	19,243,453	17,522,108
Financial liabilities at fair value through profit or loss	11,102,743	12,138,249
Financial liabilities at amortized cost	208,802,761	174,409,033

	239,148,957	204,069,390

Type:
Notes and other securities	22,338,221	168,661,356
Bonds and debentures outstanding	216,810,736	35,408,034

	239,148,957	204,069,390

At June 30, 2007 and December 31, 2006, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, could make them convertible into shares.
At June 30, 2007 and December 31, 2006, securitization bonds amounted to €74,990 million and €48,226 million. In the first half of 2007 securitization bonds amounting to €29,719 million (€21,380 million in December 2006) were issued, of which €16,929 million (€11,004 million in December 2006) were issued by Abbey, €4,327 million (€4,374 million in December 2006) by the Bank and €2,744 million (€1,769 million in December 2006) by Santander Consumer Bank AG.
Additionally, total mortgage bonds at June 30, 2007 and December 31, 2006 amounted to €45,937 million and €42,425 million, respectively. In the first half of 2007 the Bank issued mortgage bonds (cédulas hipotecarias) amounting to €2,985 million. The mortgage bonds outstanding in connection with these issues totaled €25,781 million in June 30, 2007 (€22,803 million at December 31, 2006).
Notes and other securities:
These notes were basically issued by Banco Santander, S.A., Abbey National North America LLC, Abbey National Treasury Services, plc, Santander Central Hispano Finance (Delaware), Inc., Banco Santander, S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Santander Consumer Finance, S.A. and Banco Santander Totta, S.A.

13. Subordinated liabilities
Under the Subordinated Debt caption of our balance sheet we include preference securities and subordinated debt as shown in the detail below:

	June 30,	December 31,
Thousands of Euros	2007	2006

Type:
Subordinated debt	24,463,157	23,586,251
Preferred securities	7,364,674	6,836,570

	31,827,831	30,422,821

For the purposes of payment priority, preference shares are junior to all general creditors and to subordinated deposits. The payment of dividends on these shares, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
The rest of subordinated debt issues are subordinated and, therefore, rank junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances, Ltd., Santander Central Hispano Financial Services, Ltd., Santander Issuances, S.A., Santander Perpetual, S.A., Sole-Shareholder Company, Santander Finance Capital S.A.U. and Santander Finance Preferred S.A.U. are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose.
At June 30, 2007, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. Abbey has a GBP 200 million subordinated debt issue which is convertible, at Abbey’s option, into preference shares of Abbey, at a price of GBP 1 per share. Banco Santander, S.A. Institución de Banca Múltiple has two USD 150 million issues of unguaranteed subordinated preference debentures that are voluntarily convertible into ordinary shares of Banco Santander, S.A. Institución de Banca Múltiple, Grupo Financiero Santander.
14. Equity having the substance of a financial liability
This category includes the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity.
These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Abbey amounting to GBP 325 million, are redeemable at the discretion of the issuer, based on the conditions of each issue. None of these issues are convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.
The detail of the issuers and of the most significant issue conditions at June 30, 2007, is as follows:

	Millions
	June 2007		December 2006		Annual
	Equivalent	Foreign	Equivalent	Foreign	Interest		Redemption
Issuer and Currency of Issue	Euro Value	Currency	Euro Value	Currency	Rate (%)		Option (1)

Banesto Holdings Ltd. (US dollars)	57	77	59	77	10.50%		06/30/12
Pinto Totta International Finance Limited (US dollars)	93	125	95	125	7.77%	(2)	08/01/07
Abbey (pounds sterling)	482	325	484	325	8.63% to 10.38%		No option
Valuation adjustments	32	—	30	—	—		—

Balance at end of year	664		668

(1)	From these dates, the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(2)	Return until August 1, 2007. 6-month US dollar Libor + 2.75% from this date.

The changes in the balance of this item were as follows:

Thousands
of Euros
Balance at December 31, 2005	1,308,847

Inclusion of companies in the Group	—
Redemptions	—
Exchange differences and other changes	(51,422)

Balance at June 30, 2006	1,257,425

Inclusion of companies in the Group	—
Redemptions	(472,925)
Exchange differences and other changes	(116,172)

Balance at December 31, 2006	668,328

Inclusion of companies in the Group	—
Redemptions	—
Exchange differences and other changes	(4,308)

Balance at June 30, 2007	664,020

More information about preference shares is shown in Note 16.6.

15. Provisions
a) Breakdown
The breakdown of the balance of “Provisions” is as follows:

	Millions of Euros
	June 30,	December 31,
	2007	2006

Provisions for pensions and similar obligations	12,105	14,014
Provisions for contingent liabilities and commitments	606	599
Other provisions	4,497	4,614

Total provisions	17,208	19,227

b) Provisions for pensions and similar obligations
The changes in “Provisions for pensions and similar obligations” were as follows:

	Millions of Euros
	June 30,	December 31,
	2007	2006

Balances at beginning of period	14,014	14,173
Net inclusion of entities in the Group	—	—
Additions charged to income:
Interest expense and similar charges	251	735
Personnel expenses	111	223
Extraordinary charges	18	984

Other additions arising from insurance contracts linked to Pensions	—	(6)
Payments to pensioners and early retirees with a charge to internal provisions	(555)	(1,422)
Insurance premiums paid	—	(2)
Payments to external funds	(1,951)	(743)
Amount used	—	—
Transfers, exchange differences and other changes	217	72

Balances at end of period	12,105	14,014

The breakdown of the balance of “Provisions for pensions and similar obligations” is as follows:

	Millions of Euros
	June 30,	December 31,
	2007	2006

Provisions for post-employment plans – Spanish entities	5,619	5,647
Provisions for other similar obligations – Spanish entities	4,261	4,527
Of which: early retirements	4,212	4,481

Provisions for post-employment plans – Abbey	1,614	1,642
Provisions for post-employment plans and other similar obligations – other foreign subsidiaries	611	2,198

Provisions for pensions and similar obligations	12,105	14,014

i. Spanish entities — Post-employment plans and other similar obligations
At June 30, 2007 and at December 31, 2006, the Spanish consolidated entities had post-employment benefit obligations under defined benefit plans. On July 25, 2006, the Bank entered into an agreement with the employee representative to promote a defined contribution plan aimed at all current personnel. Also, in June 2007 and in December 2006 some of the consolidated entities offered certain of their employees the possibility of taking early retirement and, therefore, provisions were recognized in those years for the obligations to employees taking early retirement –in terms of salaries and other employee welfare costs– from the date of early retirement to the date of effective retirement.

At June 30, 2007 and at December 31, 2006, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions (to non-Group companies) to defined contribution plans amounted to €7 million in June 2007 and €13 million in 2006.
The amount of defined benefit obligations was determined as of December 31, 2006 by independent actuaries using the following actuarial techniques, while, as of June 30, 2007, management has calculated certain estimates based on December 31, 2006 data, in those cases where independent actuarial data were not available:
1. Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2. Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-Employment Plans		Other Similar Obligations
	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006

Annual discount rate	4.0%	4.0%	4.0%	4.0%
Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)	n/a	n/a
Annual social security pension increase rate	1.5%	1.5%	n/a	n/a

Annual benefit increase rate	n/a	n/a	0% to 1.5%	0% to 1.5%
3. The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-Employment Plans		Other Similar Obligations
	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006

Expected rate of return on plan assets	4.0%	4.0%	—	—
Expected rate of return on reimbursement rights	4.0%	4.0%	4.0%	4.0%
The funding status of the defined benefit obligations is as follows:

	Millions of Euros
	Post-Employment		Other Similar
	Plans		Obligations
	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006

Present value of the obligations:
To current employees	1,235	1,215	—	—
Vested obligations to retired employees	4,918	4,958	—	—
To early retirees	—	—	4,212	4,481
Long-service bonuses and other obligations	—	—	49	46
Other	154	164	—	—

	6,307	6,337	4,261	4,527

Less:
	Millions of Euros
	Post-Employment		Other Similar
	Plans		Obligations
	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006

Fair value of plan assets	207	203	—	—
Unrecognized actuarial (gains)/losses	477	482	—	—
Unrecognized past service cost	4	5	—	—

Provisions – Provisions for pensions	5,619	5,647	4,261	4,527

Of which:
Internal provisions for pensions	3,070	3,065	4,243	4,504
Insurance contracts linked to pensions	2,549	2,582	18	23
The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations for the six-months ended June 30, 2007 and June 30, 2006 are as follows:

	Millions of Euros
	Post-Employment Plans		Other Similar Obligations
	June 2007	June 2006	June 2007	June 2006

Current service cost	29	29	3	2
Interest cost	124	124	86	81
Expected return on plan assets	(4)	(4)	—	—
Expected return on insurance contracts linked to pensions	(55)	(53)	—	—
Extraordinary charges-
Actuarial (gains)/losses recognized in the year	1	2	—	—
Past service cost	1	—	—	—
Early retirement cost	—	—	—	—
Other	—	—	—	—

Total	96	98	89	83

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of Euros
	Post-Employment Plans		Other Similar Obligations
	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006
Present value of the obligations at beginning of period	6,337	6,374	4,527	4,269
Net inclusion of entities in the Group	—	—	—	—
Current service cost	29	55	3	3
Interest cost	124	239	86	156
Early retirement cost	—	(24)	—	799
Effect of curtailment/settlement	—	(21)	—	(10)
Benefits paid	(178)	(415)	(356)	(708)
Past service cost	1	156	—	—
Actuarial (gains)/losses	(3)	(25)	—	16
Other	(3)	(2)	1	2

Present value of the obligations at end of period	6,307	6,337	4,261	4,527

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:
Plan assets

	Millions of Euros
	Post-Employment Plans
	June 30,	December 31
	2007	2006
Fair value of plan assets at beginning of period	203	211
Expected return on plan assets	4	8
Actuarial gains/(losses)	—	(4)
Contributions	—	2
Benefits paid	—	(14)

Fair value of plan assets at end of period	207	203

Insurance contracts linked to pensions

	Millions of Euros
	Post-Employment Plans		Other Similar Obligations
	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006
Fair value of insurance contracts linked to pensions at beginning of period	2,582	2,642	23	34

Expected return on insurance contracts	55	103	—	1
Actuarial gains/(losses)	—	(6)	—	—
Premiums paid	—	11	—	—
Other items	(5)	—	—	—
Benefits paid	(83)	(168)	(5)	(12)

Fair value of insurance contracts linked to pensions at end of period	2,549	2,582	18	23

In 2007 the Group expects to make contributions in Spain to fund its defined benefit pension obligations for amounts similar to those made in 2006.
The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.
ii. Abbey
At June 30, 2007 and at December 31, 2006, Abbey had defined contribution and defined benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to €5 million in June 2007 and €5 million in 2006.
The amount of defined benefit obligations was determined as of December 31, 2006 by independent actuaries using the following actuarial techniques, while, as of June 30, 2007, management has calculated certain estimates based on December 31, 2006 data, in those cases where independent actuarial data were not available:
1. Valuation method: projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2. Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	June 30,	December 31,
	2007	2006

Annual discount rate	5.30%	5.20%
Mortality tables	PA92MC C2006	PA92MC C2006
Cumulative annual CPI growth	3.00%	3.0%
Annual salary increase rate	4.00%	4.0%
Annual pension increase rate	3.00%	3.0%

The funding status of the defined benefit obligations at June 30, 2007 and December 31 2006 is as follows:

	Millions of Euros
		December 31,
	June 30, 2007	2006
Present value of the obligations	6,131	6,350

Less:
Fair value of plan assets	5,055	4,810
Unrecognized actuarial (gains)/losses	(538)	(102)
Unrecognized past service cost	—	—

Provisions — Provisions for pensions	1,614	1,642

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations for the six-months ended June 30, 2007 and June 30, 2006 are as follows:

	Millions of Euros
	June 2007	June 2006

Current service cost	56	71
Interest cost	166	157
Expected return on plan assets	(145)	(131)
Extraordinary charges:
Actuarial gains/losses recognized in the period	—	—
Past service cost	—	—
Early retirement cost	—	6

Total	77	103

The changes in the present value of the accrued defined benefit obligations in June 30, 2007 and December 31, 2006 were as follows:

	Millions of Euros
		December 31,
	June 30, 2007	2006

Present value of the obligations at beginning of period	6,350	6,337
Net inclusion of entities in the Group		—
Current service cost	56	119
Interest cost	166	309
Early retirement cost	—	3
Benefits paid	(85)	(178)
Actuarial (gains)/losses	(343)	(342)
Exchange differences and other items	(13)	102

Present value of the obligations at end of period	6,131	6,350

The changes in the fair value of the plan assets in June 30, 2007 and December 31, 2006 were as follows:

	Millions of Euros
		December 31,
	June 30, 2007	2006
Fair value of plan assets at beginning of period	4,810	4,326
Net inclusion of entities in the Group		—
Expected return on plan assets	145	263
Actuarial gains/losses	93	(13)
Contributions	110	303
Benefits paid	(85)	(178)
Exchange differences	(18)	109

Fair value of plan assets at end of period	5,055	4,810

Through Abbey, the Group expects to make contributions in 2007 to fund these defined benefit pension obligations for amounts similar to those made in 2006.

The main categories of plan assets as a percentage of total plan assets are as follows:

	June 30,	December
	2007	31, 2006

Equity instruments	47%	46%
Debt instruments	51%	51%
Other	2%	3%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.
iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At June 30, 2007 and December 31, 2006, these entities (Banespa and others) had defined contribution and defined benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to €10 million in June 2007 and €19 million in December 2006.
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located. (in Brazil, AT-2000 mortality table, interest rate between 12.32% and 16.48% and inflation and salary increase rates of 4%). Additionally, as of June 30, 2007 management has calculated certain estimates based on December 31, 2006 data, in those cases where independent actuarial data were not available.

The funding status of the defined benefit obligations at June 30, 2007 and December 2006 is as follows:

	Millions of Euros
		December
	June 30, 2007	31, 2006

Present value of the obligations	6,320	6,198

Less:
Fair value of plan assets	6,135	3,917
Unrecognized actuarial (gains)/losses	35	517
Unrecognized past service cost		—

Provisions — Provisions for pensions	150	1,764

Of which:
Internal provisions for pensions	611	2,198
Net assets for pensions	(210)	(224)
Unrecognized net assets for pensions	(251)	(210)

In January 2007 Banco do Estado de São Paulo, S.A.- Banespa (which merged with Banco Santander Banespa, S.A. on August 31, 2006) externalized a portion of the pension obligations to employees for which it still recognized an internal provision and for this purpose arranged an external plan or fund managed by Banesprev. As a result of this externalization, the related assets and liabilities were transferred to Banesprev, and “Provisions — Provisions for Pensions and Similar Obligations” at June 30, 2007 included the present value of the aforementioned obligations, net of the fair value of the related plan assets and the net unrecognized cumulative actuarial gains and/or losses.
The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations for the six-months ended June 30, 2007 and June 30, 2006 are as follows:

	Millions of Euros
	June 2007	June 2006

Current service cost	23	24
Interest cost	257	292
Expected return on plan assets	(233)	(136)
Extraordinary charges:
Actuarial gains/losses recognized in the year	10	44
Past service cost	—	—
Early retirement cost	6	21
Other	—	1

Total	63	246

The changes in the present value of the accrued defined benefit obligations in June 30, 2007 and December 31, 2006 were as follows:

	Millions of Euros
		December 31,
	June 30, 2007	2006
Present value of the obligations at beginning of period	6,198	5,481
Current service cost	23	46
Interest cost	257	574
Early retirement cost	6	72
Effect of curtailment/settlement	—	(132)
Benefits paid	(208)	(513)
Past service cost	—	27
Actuarial (gains)/losses	37	72
Exchange differences and other items	7	571

Present value of the obligations at end of period	6,320	6,198

The changes in the fair value of the plan assets in June 30, 2007 and December 31, 2006 were as follows:

	Millions of Euros
		December 31,
	June 30, 2007	2006
Fair value of plan assets at beginning of period	3,917	2,523
Expected return on plan assets	233	271
Actuarial gains/(losses)	58	12
Contributions (1)	1,841	461
Benefits paid	(186)	(199)
Exchange differences and other items	273	849

Fair value of plan assets at end of period	6,136	3,917

(1) As explained above, in January 2007 Banco do Estado de São Paulo, S.A. - Banespa externalized a portion of its obligations, therefore recognizing new plan assets.
In 2007 the Group expects to make contributions to fund these defined benefit pension obligations for amounts similar to those made in 2006.
The main categories of plan assets as a percentage of total plan assets are as follows:

	June 30,	December
	2007	31, 2006

Equity instruments	17%	27%
Debt instruments	75%	61%
Properties	2%	3%
Other	5%	8%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.
c) Litigation
The following are the material developments since the filing of our 2006 Form 20-F on certain litigation described in Note 1.d.i and ii to our 2006 consolidated financial statements.
On November 29, 2002, the Santander Court of First Instance number 2 rejected in full the claims contesting resolutions adopted at the General Meeting on March 4, 2000. The plaintiffs filed an appeal against the judgment. On July 5, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The judgment became firm since on July 31, 2007, the Supreme Court dismissed a cassation appeal and also an extraordinary appeal on grounds of procedural infringements which were filed by one of the plaintiffs.
On September 9, 2002, the Santander Court of First Instance number 5 rejected in full the claim contesting the resolutions adopted at the General Meeting on February 9, 2002. The plaintiff filed an appeal against the judgment. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The judgment became firm since on May 8, 2007, the Supreme Court dismissed a cassation appeal and also an extraordinary appeal on grounds of procedural infringements which were filed by the plaintiff.
On October 28, 2005, the Santander Court of First Instance number 8 rejected in full the claims contesting the resolutions adopted at the General Meeting on June 19, 2004. An appeal was filed against the judgment. On June 28, 2004, the Cantabria Provincial Appellate Court dismissed the appeals. The plaintiffs have prepared and filed a cassation appeal and an extraordinary appeal on grounds of procedural infringements against the judgment.
On July 13, 2007, the Santander Court of First Instance number 10 rejected in full the claims contesting the resolutions adopted at the General Meeting on June 18, 2005. An appeal was filed against the judgment.

16. Significant differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. generally accepted accounting principles
As described in Note 1, the accompanying Condensed Consolidated Financial Statements of Grupo Santander are presented in accordance with IAS 34, considering the formats stipulated by the Bank of Spain Circular 4/2004, of December, 22, on Public and Confidential Financial Reporting Rules and Formats, and were prepared by applying the generally accepted accounting principles for the International Financial Reporting Standards, as adopted by the European Union pursuant to Regulation (EC) Nº 1606/2002 of the European Parliament of the Council of 19, July 2002. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). This Note includes relevant information about valuation differences, differences in Financial Statements presentation and additional disclosure requirements.
IFRS 1 “First-time Adoption of International Financial Reporting Standards” provides first-time adopters of the EU-IFRS with a number of exemptions and exceptions from full retrospective application, some of which were applicable to Grupo Santander. Had the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 been applied fully retrospectively, net income and shareholders’ equity under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 shown in the tables below would have been different and the reconciling items to U.S. GAAP shown below would also have been different.
The information included in this Note is classified as follows:

Note 16.1.	Recent Pronouncements:

Note 16.1.A.	U.S. GAAP Recent Pronouncements
Note 16.1.B.	IFRS Recent Pronouncements

Note 16.2.	Significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

Note 16.3.	Net Income and Stockholders’ Equity reconciliations between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

Note 16.4.	Significant presentation differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP

Note 16.5.	Consolidated financial statements

Note 16.6.	Preference Shares and Preferred Securities

Note 16.7.	Business combinations: Goodwill and Other assets and liabilities

Note 16.8.	Earnings per Share

16.1 Recent Pronouncements
16.1.A U.S. GAAP Recent Pronouncements
A summary of the recent pronouncements that have been adopted by the Group as of June 30, 2007, is as follows:
1.
In March 2006, the FASB issued SFAS 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 156 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 requires a company to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer’s financial assets that either meets the requirements for sale accounting, or is to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits a company to choose to subsequently measure each class of separately recognized servicing assets and servicing liabilities using either a specified amortization method or a specified fair value measurement method. At its initial adoption, SFAS 156 permits a one-time reclassification of available-for-sale securities to trading securities by companies with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the company’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value. SFAS 156 is applicable to all transactions entered into in fiscal years that begin after September 15, 2006. The adoption of this statement did not have a material impact on the Group’s financial position or results of operations.

2.
In September 2005, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 05-1 “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts”. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The adoption of SOP 05-1 did not have a material impact on the Group’s financial position or results of operations.

3.
On July 13, 2006, the FASB issued a Staff Position, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leverage Lease Transaction” (FSP 13-2), which provides guidance regarding changes or projected changes in the timing of cash flows relating to income taxes generated by a leveraged lease transaction. Leveraged leases can provide significant tax benefits to the lessor. Since changes in the timing and/or amount of these tax benefits may have a material effect on the cash flows of a lease transaction, a lessor, in accordance with FSP 13-2, will be required to perform a recalculation of a leveraged lease when there is a change or projected change in the timing of the realization of tax benefits generated by that lease. The guidance in this FSP shall be applied to fiscal years beginning after December 15, 2006. The adoption of FSP 13-2 did not have a material impact on the Group’s financial position or results of operations.

4.
The FASB issued FASB Staff Position FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6) in April 2006. FSP FIN 46(R)-6 addresses the application of FIN 46(R), “Consolidation of Variable Interest Entities,” in determining whether certain contracts or arrangements with a variable interest entity (VIE) are variable interests by requiring companies to base such evaluations on an analysis of the VIE’s purpose and design, rather than its legal form or accounting classification. FSP FIN 46(R)-6 is required to be applied for all reporting periods beginning after June 15, 2006. The adoption of the FSP FIN 46(R)-6 did not result in material differences from Santander’s previous accounting policies regarding the consolidation of VIEs.

The Group implemented FIN 48 “Accounting for Uncertainty in Income Taxes” on January 1, 2007. The effect was not material. The Group does not expect any material change in unrecognized tax benefits relating to uncertain tax positions as at June 30, 2007 within the next 12 months.
Additionally, a summary of the recent pronouncements that have been issued but have not yet been adopted by the Group as of June 30, 2007, is as follows:
1.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). This Standard defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts and supersedes the guidance in EITF 02-3, which prohibited the recognition of day-1 gains on certain derivative trades when determining the fair value of instruments traded in an active market. With the adoption of this Standard, these changes will be reflected as a cumulative effect adjustment to the opening balance of retained earnings. The Standard also requires reflecting its own credit standing when measuring the fair value of debt it has issued, including derivatives, prospectively from the date of adoption. SFAS No. 157 is effective for fiscal year beginning January 1, 2008, with earlier adoption permitted for the Company’s fiscal year beginning January 1, 2007. Santander is still evaluating the potential impact of adopting this Standard.

2.
In February 2007, the FASB issued SFAS 159 ‘‘The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115’’. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. Eligible items include a financial asset and financial liability, a firm commitment involving financial instruments that would not otherwise be recognized at fair value, a written loan commitment, certain rights and obligations under an insurance contract, and certain rights and obligations under a warranty. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. In accordance with SFAS 159, the fair value option (1) can be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method, (2) is irrevocable (unless a new election date occurs), and (3) has to be applied to entire instruments and not to portions of it. SFAS 159 is effective from an entity’s first year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157,‘‘Fair Value Measurements’’. This statement reduces accounting differences between U.S.GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Santander is still evaluating the potential impact of adopting this Standard.

3.
In July 2007, the AICPA issued Statement of Position 07-1, Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1), which will become effective for fiscal years beginning on or after December 15, 2007. SOP 07-1 sets forth more stringent criteria for qualifying as an investment company than does the predecessor Audit Guide. In addition, SOP 07-1 establishes new criteria for a parent company or equity method investor to retain investment company accounting in their consolidated financial statements. Investment companies record all their investments at fair value with changes in value reflected in earnings. The Group is currently evaluating the potential impact of adopting SOP 07-1 as of January 1, 2008.

16.1.B. IFRS Recent Pronouncements
A summary of the IFRS Standards and Interpretations (IFRICs) adopted by the European which came into force in 2007, is as follows:
1.
IFRS 7 “Financial instruments disclosures”: This new standard adds certain new disclosures about financial instruments to those currently required by IAS 32 Financial Instruments: Disclosure and Presentation and replaces the disclosures now required by IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions. Puts all of those financial instruments disclosures together in a new standard on Financial Instruments: Disclosures. The remaining parts of IAS 32 deal only with financial instruments presentation matters.

2.
Amendment to IAS 1 “Presentation of Financial Statements—Capital disclosures”: This amendment to IAS 1 Presentation of Financial Statements requires entities to disclose information that enables readers to evaluate the entity’s objectives, policies and processes for managing capital. The disclosures are based on information provided internally to key management personnel.

3.
IFRIC 7 “Applying the Restatement approach under IAS 29 Financial Reporting in Hyperinflationary Economies”: IFRIC 7 requires entities to apply IAS 29 Financial Reporting in Hyper-inflationary Economies in the reporting period in which an entity first identifies the existence of hyperinflation in the economy of its functional currency as if the economy had always been hyperinflationary.

4.
IFRIC 8 “Scope of IFRS 2”: Clarifies that IFRS 2 Share-based Payment will apply to any arrangement when equity instruments are granted or liabilities (based on a value of an entity’s equity instrument) are incurred by an entity, when the identifiable consideration appears to be less than the fair value of the instruments given. It presumes that such cases are an indication that other consideration (i.e., unidentifiable goods or services) has been or will be received. The unidentifiable goods or services concerned are to be measured at the grant date as the difference between the fair value of the share-based payment (equity given or liability incurred) and the fair value of any identifiable goods or services received.

For cash-settled transactions, the liability is to be remeasured at each reporting date until is settled, in accordance with IFRS 2.

5.
IFRIC 9 “Reassessment of Embedded Derivatives”: IFRIC 9 concludes that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

6.
IFRIC 10 “Interim Financial Reporting and Impairment”: IFRIC 10 addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment requirements relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39 Financial instruments: Recognition and Measurement. The Interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and, therefore, any impairment loss recognized for these assets in an interim period may not be reversed in subsequent periods. IFRIC 10 is effective for periods beginning on or after November 1, 2006.

The adoption of these Standards and Interpretations did not have a material effect on the Group’s condensed consolidated financial statements.
Additionally, we disclose a general analysis of the Standards and Interpretations not yet adopted by the European Union, which will come into force in subsequent years:
1.
IFRS 8 “Operating Segments”: On November 30, 2006, the IASB issued IFRS 8 which requires segment analysis reported by an entity to be based on information used by management. The Group currently discloses this information in Note 6. IFRS 8 is effective for periods beginning on or after January 1, 2009.

2.
IFRIC 11 “IFRS 2—Group and Treasury Share Transactions”: requires that treasury share transactions are treated as equity- settled, and share-based payments involving equity instruments of the parent should be treated as cash-settled. This is consistent with the Group’s current practice. IFRIC 11 is effective for periods beginning on or after March 1, 2007.

3.
IFRIC 12 “Service Concession Arrangements”: In December 2006 IFRIC issued interpretation IFRIC 12 which requires entities providing infrastructure and services to governments under concession arrangements to account for each component of the arrangement separately. Infrastructure provided under these arrangements may be recognized as either a financial asset or an intangible asset. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on the Group.

4.
IFRIC 13 “Customer Loyalty Programmes”: In June 2007 IFRIC issued interpretation IFRIC 13 which requires revenue to be allocated to loyalty award credits as part of a sales transaction. Revenue is recognized when the credits are redeemed or when the obligation for redemption is passed to a third party. The interpretation is effective for annual accounting periods beginning on or after July 1, 2008.

5.
IFRIC 14 “IAS 19 – the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”: In July 2007 IFRIC issued interpretation IFRIC 14 which clarifies the circumstances in which refunds and contribution reductions for a defined benefit plan are available to an entity for the purpose of recognizing a net benefit asset. It also covers the effect of a minimum funding requirement (’MFR’) on the asset and when an MFR may result in an additional liability. The interpretation is effective for annual accounting periods beginning on or after January 1, 2008.

The Group is reviewing these Standards and Interpretations to determine their effect on its financial reporting.
Endorsement: Our financial statements are prepared in accordance with IFRS as adopted by the European Union required to be applied under Bank of Spain’s Circular 4/2004. Once a statement, amendment or interpretation is issued by IASB it should be endorsed by EU to form part of our accounting rules.
16.2 Other significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
Following is a description of the most significant valuation and income recognition principles under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, which differ among them, applicable to the financial statements of Grupo Santander:

The EU-IFRS required to be applied under
Bank of Spain’s Circular 4/2004	U.S. GAAP
Business combinations, goodwill and intangible assets (See Notes 2.b.iv and 2.m)

Business combinations performed on or after January 1, 2004 whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

• The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the entity.

• The fair values of the assets, liabilities and contingent liabilities of the acquiree, including any intangible assets which might have not been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet.

• Any positive difference between the net fair value of the assets, liabilities and contingent liabilities of the acquiree and the business combination cost is recognized in “Other Gains” in the consolidated income statement.

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first time consolidation, is allocated to:
As stated in SFAS 141 all business combinations must be accounted for using the purchase method.

Under this method, the valuation is based on fair values of the net assets as of the time of the acquisition. The differences between the fair value of the net assets and the consideration paid represent goodwill. Income of the acquired company is reflected only from the acquisition date onwards.

Intangible Assets must be identified and recognized as assets apart from goodwill.

According to SFAS 142 Goodwill and Intangible Assets with indefinite useful lives are subject to an impairment test at least annually, at a reporting unit level, and should be written-off to the extent that it is judged to be impaired. Impairment losses cannot be reversed.

• specific assets and liabilities of the companies acquired,

• to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that their fair value at the date of acquisition can be measured reliably, and

• the remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units.

The cash generating units represent the Group’s geographical and/or business segments.

At the end of each reporting period goodwill is reviewed for impairment at a cash-generating-unit level and any impairment is written down with a charge to “Impairment Losses — Goodwill” in the consolidated income statement. An impairment loss recognized for goodwill is not reversed in a subsequent period.

In the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, we have used the goodwill existing at January 1, 2004, recalculated from euros to local currency as of the date it arose.

Consolidation procedures
(See Note 2.b)

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the capacity to exercise management control; this capacity is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.

ii. Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. The financial statements of investees classified as joint ventures are proportionately consolidated with those of the Bank.

iii. Associates

Investments in associates are accounted for using the equity method. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Group’s interest in the associate.
Generally, consolidation is required for, and limited to, all investments of greater than 50% of the outstanding voting rights, except when control does not rest with the majority owner.

To determine whether certain entities should be included or not in the company’s Consolidated Financial Statements, U.S. GAAP defines in FIN 46-R “Variable Interest Entity” (VIE). A VIE is an entity which fulfills one of the following criteria:

(1) It has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties.

(2) The equity investor cannot make significant decisions about the entity’s operations, or although it could, it doesn’t absorb the expected losses or receive the      expected returns of the entity.

(3) The equity investors have voting rights that are not proportionate to their economic interests and substantially all the activities of the entity involved are conducted on behalf of an investor with a disproportionately small voting interest.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

U.S. GAAP considers only one method of consolidation, which fully consolidates the financial statements of companies controlled by the parent company after eliminating all intercompany transactions and recognizing minority interest.

The EU-IFRS required to be applied under
Bank of Spain’s Circular 4/2004	U.S. GAAP
The Proportional consolidation method is not allowed under U.S. GAAP. Joint ventures are accounted for by the equity valuation method.

The Equity valuation method is used to account for certain equity investments when the investor has significant influence over the investee (generally an investment of between 20% and 50% in the outstanding voting rights) but does not control the investee. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.

Post-employment benefits
(See Notes 2.v and 2.w)

The Group recognizes under “Provisions – Provisions for Pensions and Similar Obligations” the present value of its defined benefit pension obligations, net of the fair value of the plan assets and of the net unrecognized cumulative actuarial gains or losses disclosed in the valuation of these obligations, which are deferred using a corridor approach, and net of the past service cost, which is deferred over time.

“Plan assets” are defined as those that will be directly used to settle obligations and that meet specific conditions.

“Actuarial gains and losses” are deemed to be those arising from differences between previous actuarial assumptions and what has actually occurred in the plan and from changes in the actuarial assumptions used.

The Group uses, on a plan-by-plan basis, the corridor method and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher.

The past service cost –which arises from changes to current post-employment benefits or from the introduction of new benefits– is recognized on a straight-line basis in the consolidated income statement over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

“Other Long-Term Employee Benefits”, defined as commitments to early retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, commitments for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately.
Under U.S. GAAP, the Group applies the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions”, as applicable. Furthermore, the Group provides the required disclosures in accordance to SFAS No. 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88, and 106”

These Standards do not significantly differ from the provisions followed and applied in our primary financial statements under IFRS; IAS 19 “Employee Benefits”.

Additionally, on September 29, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (OCI). Companies must recognize as a component of OCI, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. Amounts recognized in Accumulated Other Comprehensive Income, including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of Statements 87 and 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. This part of the statement is effective as of December 31, 2006. See Note 16.3 for details. Additionally, SFAS 158 requires companies to measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions) and it is effective for fiscal years ending after December 31, 2008.

A liability and a loss in net income are registered for early retirement plans when the employees accept the offer and the amount can be reasonably estimated.

Financial instruments
(See Notes 2.c and 2.g)

Financial assets are included for measurement purposes in one of the following categories:

• Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

Investments in equity securities with readily determinable market values and all debt securities are classified as trading securities, available-for-sale securities, or held to maturity securities in accordance with SFAS 115.

Trading assets are stated at market value, and differences between market value and book value are reported in the statement of income.

The EU-IFRS required to be applied under
Bank of Spain’s Circular 4/2004	U.S. GAAP
• Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are managed jointly with “liabilities under insurance contracts” measured at fair value or with derivative financial instruments whose purpose and effect is to significantly reduce exposure to variations in fair value, or that are managed jointly with financial liabilities and derivatives for the purpose of significantly reducing overall exposure to interest rate risk.

• Available-for-sale financial assets: this category includes debt instruments not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “financial assets held for trading” or as “other financial assets at fair value through profit or loss”.

• Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors.

     The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

• The statistical percentages obtained from historical trends as determined by the Bank of Spain guidance (Circular) are applied, being the amounts determined within the range of possible estimated losses calculated internally.

• Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal of previously recognized impairment losses, if any, is recognized in the consolidated income statement for the year in which the impairment ceases to exist or is reduced.
Debt and equity securities classified as available-for-sale represent securities not classified as either held to maturity or trading securities. They are initially recognized at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Unrealized gains and losses on available-for-sale securities arising from changes in fair value are included in “Other comprehensive income” as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Foreign exchange differences on available-for-sale securities denominated in foreign currency are also excluded from earnings and recorded as part of the same separate component of equity.

Securities classified as available-for-sale are required to be reviewed on an individual basis to identify whether their fair values have declined to a level below amortized cost and, if so, whether the decline is other-than-temporary. Provision is reflected in earnings as a realized loss for any impairment that is considered to be other-than-temporary. If it is probable that an investor will be unable to collect all amounts due according to the contractual terms of a debt security, an other-than-temporary impairment is considered to have occurred. Recognition of other-than-temporary impairment may be required as a result of a decline in a security’s value due to deterioration in the issuer’s creditworthiness, an increase in market interest rates or a change in foreign exchange rates since acquisition. Other circumstances in which a decline in the fair value of a debt security may be other-than-temporary include situations where the security will be disposed of before it matures or the investment is not realizable.

• The loan loss allowance should represent the best and most probable estimate of the possible scenarios, being the amounts determined within the range of possible estimated losses calculated internally.

If an impairment loss is recognized, the cost basis of the individual security is written down to fair value as a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

Held-to-maturity securities are stated at amortized cost.

Under SFAS 155, financial assets and financial liabilities may be measured at fair value through the income statement where they contain substantive embedded derivatives that would otherwise require bifurcation under SFAS 133.

The EU-IFRS required to be applied under
Bank of Spain’s Circular 4/2004	U.S. GAAP
Preference Securities and Preference Shares
(See Notes 16.2 and 16.6)

Following the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 consolidation rules, special purpose entities used to issue preference shares are consolidated.

Preference securities are classified as financial liabilities, and presented as “Subordinated Debt” or as “Equity Having The Substance of a Financial Liability” if they are shares. Preference securities and shares denominated in a foreign currency are retranslated at each balance sheet date. The dividends on preference securities and shares are recognized in the income statement as interest expense on an amortized cost basis using the effective interest method.
As a consequence of FIN 46-R special purpose entities, of which the Group is no longer the primary beneficiary, used to issue preference shares are excluded from the consolidation. In our balance sheet its value is replaced by the subordinated deposits in the Bank that act as a guarantee of the securities. All the other preference shares are classified in equity if they are not mandatorily redeemable and do not have redemption features that are not solely within the control of the issuer. The dividends on preference securities and shares are accounted for as an appropriation of profit.

Securitized assets
(See Notes 2.e, 16.3.g and 17.1)

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.   If the Group transfers substantially all the risks and rewards to third parties the transferred financial asset is derecognized and any right or obligation retained or created in the transfer is recognized simultaneously.

2.   If the Group retains substantially all the rights and rewards associated with the transferred financial asset, the transferred financial asset is not derecognized and continues to be measured by the same criteria used before the transfer. However:

a.   An associated financial liability is recognized for an amount equal to the consideration received.

b.   The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability are recognized in the consolidated income statement.

3.   If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset, the following distinction must be made:

a.   If the transferor does not retain control, the transferred financial asset is derecognized and any right or obligation retained or created in the transfer is recognized.

b.   If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability shall be the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.
U.S. GAAP SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, requires that after a transfer of financial assets an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The statement contains rules for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

Mortgage securitization vehicles are considered “qualifying special purpose entities” under U.S. GAAP and fall outside the scope of FIN 46R. These securitizations are treated as sales and, where appropriate, a servicing asset and an interest-only security are recognized. The servicing asset is amortized over the periods in which the benefits are expected to be received and the interest-only security is accounted for as an available-for-sale security. Evaluation for impairment is conducted in accordance with EITF 99-20.

The EU-IFRS required to be applied under
Bank of Spain’s Circular 4/2004	U.S. GAAP
Derivative instruments and hedging activities
(See Notes 2.d.v and 16.3.f)

All derivatives are recognized either as assets or liabilities on the balance sheet and measured at their fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as Trading or Hedging (of Cash Flow, of Fair Value or of a foreign currency investment exposure).

•    Effectiveness testing: the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 allows prospective and retrospective effectiveness testing.

•    Macro hedging is permitted

•    Portfolio hedging is permitted
Accounting for derivatives under U.S. GAAP is similar to that of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. There are however differences in their detailed application.

•    Effectiveness testing: retrospective testing may not be required for short cut and match terms.

•    Macro hedging is not allowed

•    Portfolio hedging requires that the individual items respond in a “generally proportionate manner” to the overall change in fair value of the aggregate portfolio.

16.3 Net Income and Stockholders’ Equity reconciliations between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
Following is a summary of the adjustments to consolidated net income and to consolidated Stockholders’ Equity which would be required if U.S. GAAP had been applied to the accompanying condensed consolidated financial statements.
Our primary financial statements have been prepared in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. For this reason, reconciliation to U.S. GAAP starts from our EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 financial statements. These adjustments are explained in the following Notes a – j.
After the reconciliation, the Comprehensive Income reporting required by SFAS 130 is disclosed. More information about it can be found in Note j.

			Thousands of Euros
			Increase (decrease)
NET INCOME			June 30, 2007	June 30, 2006
Net income in accordance with the EU-IFRS (*)			4,726,820	3,546,475
Less: Net income attributable to minority interest under the EU-IFRS (*) (**)			(268,450)	(330,263)

Net income attributable to the Group in accordance with the EU-IFRS (*)			4,458,370	3,216,212
Of which:
Continuing operations			4,458,370	3,089,799
Discontinued operations			—	126,413

Adjustments to conform to U.S. GAAP:
• Allowances for credit losses	(a	)	(249,985)	(113,100)
• Investment securities	(b	)	22,943	(3,625)
• Goodwill and business combinations	(d	)	2,210	(19,962)
• Premises and equipment	(e	)	(910)	4,769
• Hedge accounting: derivative instruments	(f	)	(173,084)	(798,464)
• Securitization	(g	)	250,742	10,114
• Pension liabilities and other post-employment benefits	(h	)	(138,506)	—
• Income taxes	(i	)	101,007	312,708

Total adjustments:			(185,584)	(607,560)

Net income attributable to the Group in accordance with U.S. GAAP			4,272,786	2,608,652
Of which:
Continuing operations			4,272,786	2,510,300
Discontinued operations			—	98,352

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(**)
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Under U.S. GAAP, shareholder’s equity and net income is made up only of the portion attributed to equity holders of the Parent. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of shareholder’s equity and net income.

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of June 30, 2007.

			Thousands of Euros
			Increase (decrease)
			June 30	December 31,
STOCKHOLDERS’ EQUITY			2007	2006
Total Equity in accordance with the EU-IFRS (*)			48,146,437	47,072,302
Less: Minority Interest under the EU-IFRS (*) (**)			(2,303,927)	(2,220,743)
Stockholders’ Equity in accordance with the EU-IFRS (*)			45,842,510	44,851,559

Adjustments to conform to U.S. GAAP:
• Allowances for credit losses	(a	)	378,400	628,385
• Loans granted to purchase parent company shares	(c	)	(23,630)	(25,875)
• Investment securities	(b	)	—	—
• Goodwill and business combinations	(d	)	3,065,183	3,113,896
• Premises and equipment	(e	)	(254,383)	(253,473)
• Hedge accounting: derivative instruments	(f	)	(341,980)	(155,288)
• Securitization	(g	)	836,795	640,357
• Pension liabilities and other post-employment benefits	(h	)	469,273	105,612
• Taxes	(i	)	(204,864)	(201,633)
Total adjustments:			3,924,794	3,851,981

Stockholders’ Equity in accordance with U.S. GAAP			49,767,304	48,703,540

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

(**)
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Under U.S. GAAP, shareholder’s equity and net income is made up only of the portion attributed to equity holders of the Parent. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of shareholder’s equity and net income.

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of June 30, 2007.

Considering the adjustments included in the reconciliation, the Other Comprehensive Income information required by SFAS 130 is summarized in the table below:

	Thousands of Euros
	Increase (decrease)
CHANGES IN EQUITY FROM NON-OWNER SOURCES	June 30, 2007	December 31, 2006

Accumulated Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	1,041,701	2,163,558
• Net gains (losses) on derivative instruments	9,789	49,252
• Foreign currency translation adjustment	(6,672,703)	(6,747,605)
• Pension liabilities and other post-employment benefits	136,986	(214,531)

Total Accumulated Other Comprehensive Income	(5,484,227)	(4,749,326)

COMPREHENSIVE INCOME

Net income attributable to the Group in accordance with U.S. GAAP	4,272,786	7,414,571

Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	(1,121,857)	208,626
• Net gains (losses) on derivative instruments	(39,463)	(21,154)
• Foreign currency translation adjustment	74,902	(501,666)
• Pension liabilities and other post-employment benefits	351,517	(214,531)

Other Comprehensive Income (see Note 16.3.j)	(734,901)	(528,725)

Comprehensive Income in accordance with U.S. GAAP	3,537,885	6,885,846
The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of June 30, 2007.

NOTES TO THE NET INCOME AND TO THE STOCKHOLDERS’ RECONCILIATION
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, some companies are consolidated by using the proportional consolidation method, which is not allowed under U.S. GAAP. The use of this method instead of the global integration method has no impact on the consolidated Stockholders’ Equity or on the consolidated net income attributable to the Group. In our June 30, 2007 financial statements there were 21 entities (15 in December 31, 2006) consolidated by the proportional method which, on an aggregated basis, contribute to the Group total assets of €5,954 million and net income of €32 million (€2,227 and €68 million in December 31, 2006, respectively), amounts that are not material, in light of the amounts involved as compared to our condensed consolidated financial statements taken as a whole.
The adoption of FIN 46-R had no effect on stockholders’ equity or net income attributable to the Group, but changed the consolidation scope under U.S. GAAP, requiring the consolidation of some entities that previously were not consolidated (such as some securitization vehicles) and excluding others that previously were consolidated. As a result, most of our issuances of preference shares were classified as long term debt (€7,210,472 and €6,665,166 thousand in June 30, 2007 and December 31, 2006, respectively) and its share of net income considered as interest expense, while some issuances made from operating subsidiaries (i.e. Abbey and Banesto) were classified in Minority Interest (€818,222 and €839,732 thousand in June 30, 2007 and December 31, 2006, respectively), see Note 16.6. Most of these changes in the consolidation scope were the same as those arising in the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The Group enters into transactions under which it lends and borrows stock using other stock as collateral, and these are accounted for as Off-Balance Sheet Commitments under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Under SFAS 140, these transactions are grossed up on the balance sheet. At June 30, 2007, the Group has included assets of €25,236 million (December 31, 2006: €28,809 million) as collateral received and liabilities of €25,236 million (December 31, 2006: €28,809 million) as an obligation to return collateral received.
Following are the explanations of the reconciliation items:
a) Allowances for credit losses
Under IAS 39, as we described in Note 2.g) to the condensed consolidated financial statements, a debt instrument not measured at fair value through profit or loss and in contingent exposures classified as standard are considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of its impairment – when there is objective evidence that events have occurred which give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.
As a general rule, the carrying amount of an impaired debt instrument not measured at fair value through profit or loss and in contingent exposures classified as standard are adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced by collection.
Impairment exists if the book value of a claim or a portfolio of claims exceeds the present value of the cash flows actually expected in future periods.
Impairment losses on these impaired assets and contingent liabilities are assessed as follows:
• Individually, for all significant debt instruments and for instruments which, although not material, are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry and geographical location, type of guarantee or collateral, and age of past-due amounts, taking into account: (i) the present value of future cash flows, discounted at an appropriate discount rate; (ii) the debtor’s financial situation; and (iii) any guarantees in place.
•  Collectively in all other cases.
Additionally, we recognize an impairment allowance for credit losses when it is probable that a loss has been incurred and taking into account the historical loss experience and other circumstances known at the time of assessment. For these purposes, inherent losses are the incurred but not specifically identified losses as at the date of the financial statements, calculated using statistical procedures.
The Group, in recognizing the inherent losses in debt instruments measured at amortized cost and in contingent exposures classified as standard, takes into account its historical experience of impairment and the other circumstances known at the time of assessment and has developed internal risk models, based on historical information available for each country taking into account the influence of business cycles and type of risk (homogenous portfolios). Nonetheless, as an explicit requirement of the Bank of Spain, until the Spanish regulator and supervisory authority has not satisfactorily verified such internal models, the coverage of insolvencies incurred but not specifically identified calculated therein, must not result in a lower amount than those calculated under the criteria described in Note 2.g).
The allowance for credit losses recorded by Grupo Santander as of June 30, 2007, under our internal models was €9,316 million (€8,865 million in December 31, 2006). Our internal models determine a range of provisions which comprise the amount as required by the Bank of Spain.
The Bank has included in the reconciliation of stockholders’ equity and net income a difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP related to the determination of allowance losses not allocated to specific loans, basically due to:

• Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 we use “peer group” information as indicated in Note 2.g) in the calculation of allowances for inherent losses incurred but not yet identified, until the Bank’s internal risk models are reviewed and approved by the Bank of Spain.
• Under U.S. GAAP, pursuant to SFAS 5, Accounting for Contingencies (SFAS 5) and paragraph 3 of Financial Accounting Standards Board (FASB) Interpretation No. 14 (FIN 14), Reasonable Estimation of the Amount of a Loss we calculate credit losses based on our internal risk models using the best estimates, after considering our experience, the information about debtors profiles and appraisal of the receivables in light of the current economic environment at the balance sheet date.
• Under U.S. GAAP the methodology in developing our internal risk models is consistent with the guidance described in AICPA Accounting Guidance for Banking Industry for identified loans that are to be evaluated for collectibility.
• Also considered are the view points included in EITF Topic D-80 Application of FASB Statement 5 and 114 to a loan portfolio which state in part:
-	Arriving at an appropriate allowance involves a high degree of management judgment and results in a range of estimated losses.

-
Institutions should maintain prudent, conservative, but not excessive, loan loss allowances that fall within an acceptable range of estimated losses. Consistent with GAAP, an institution should record its best estimate within the estimated range of credit losses, including when the best estimate is at the high end of the range.

-
When determining the level for the allowance, management should always ensure that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of inherent credit losses (footnote omitted).

-
Simply because a portion of the allowance is designated as “unallocated,” it is not thereby inconsistent with GAAP. The important consideration is whether the allowance reflects an estimate of probable losses, determined in accordance with GAAP, and is appropriately supported.

-	Allowance estimates should be based on a comprehensive, well-documented, and consistently applied analysis of the loan portfolio.
As described in the Note above our calculation under U.S. GAAP is based on the best estimate within the estimated range of credit losses. Moreover, paragraph 23 of SFAS 5 states the following:
“Whether the amount of loss can be reasonably estimated (the condition in paragraph 8(b)) will normally depend on, among other things, the experience of the enterprise, information about the ability of individual debtors to pay, and appraisal of the receivables in light of the current economic environment. In the case of an enterprise that has no experience of its own, reference to the experience of other enterprises in the same business may be appropriate.”
Hence, the use of “peer group” statistical assumptions are not appropriate, even when the amount falls within an acceptable range of estimated losses, as the amount does not correspond with the best estimate of loan losses. Consequently, for U.S. GAAP purposes we have used our own appropriately adjusted experience in determining the allowance for loan losses.
Accordingly, we have recorded an adjustment between U.S. GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 which caused a decrease of €249,985 and €113,100 thousand to our income statement in June 30, 2007 and June 30, 2006, respectively. The effect in shareholders’ equity under U.S. GAAP is an increase of €378,400 thousand and €628,385 thousand in June 30, 2007 and December 31, 2006, respectively.
b) Investment securities
In this item we consider the adjustments that arise from different cost in securities, either they arise from previous Spanish GAAP or from the different accounting treatment of impairment losses under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP (i.e. the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 permit to register as an income the recoveries in value of past impairments).
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the criteria for presentation, valuation and recognition of debt and equity instruments are those disclosed in Note 2.c) and 2.d).
During the first-time adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, the recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004).
1- Different cost in debt and equity securities:
Under previous Spanish GAAP, some investments in listed affiliated companies in which the Group held an ownership interest of more than 3% and less than 20% were accounted for by the equity method. Under U.S. GAAP, the Group’s investments in these companies were accounted for as indicated by SFAS No. 115. As a result of the first-time adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, such investments were classified as “Available for sale financial assets” and valued in accordance to IAS 32 and 39, for which the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 accounting treatment of new and former investments in affiliated companies is identical to that under U.S. GAAP.

In previous years this adjustment reflected the changes in the valuation of these holdings from the equity accounting method to the lower of cost or market value (available-for-sale securities under previous Spanish GAAP classification). Subsequently, an additional adjustment was made to meet SFAS 115 requirements. Currently, this adjustment reflects the reversal of those impairments upon sale of the corresponding investments, recorded prior to January 1, 2004 (transition date); in determining other than temporary impairments realized in accordance to SFAS 115, for both debt and equity instruments.
In this regard, historical differences in the amortized cost of past investments in affiliated companies, debt securities and available for sale financial assets remain (the amortized cost is higher under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 than it is under U.S. GAAP) and therefore, at the time of their sale, the capital gains resulting will be lower under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 than under U.S. GAAP.
The June 30, 2007 reconciliation item reflects the adjustment to the profit on sale of the final stake of 1.79% that we held in Intesa Sanpaolo, S.p.A. (equivalent to the 3.6% stake in San Paolo, IMI before the merger with Intesa).
2- Different treatment of impairment losses under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP in debt securities
The Group conducts reviews to assess whether other-than-temporary impairment exists. These reviews consist of (i) the identification of the securities that maintain impairments during the last six months, and (ii) the determination of the value of the impairment that is not expected to be recovered. Changing global and regional conditions and conditions related to specific issuers or industries could adversely affect these values. Changes in the fair values of trading securities are recognized in earnings.
Additionally, under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 when there is evidence that a reduction in the fair value of a debt security is due to impairment, the unrealized loss is charged to net income but, if afterwards it recovers its value the impairment losses are subsequently reversed to net income.
Under U.S. GAAP impairment losses cannot be reversed and the criteria to determine if other-than-temporary impairment exists are different.
c) Loans granted to purchase parent company shares
Loans granted to employees for the acquisition of the Bank shares have been recorded under U.S. GAAP as a reduction of Stockholders’ Equity.
d) Goodwill and business combinations
In the first adoption of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 we used the goodwill existing under our previous Spanish GAAP at January 1, 2004, recalculating its value from euros to local currency as of the date it arose.
Most of the goodwill differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP came from differences that already existed under previous Spanish GAAP. These differences only appear in net income when we sell our holding or when there is a different impairment write-off. In the meantime they are reflected as differences in our stockholders’ equity. For information about the main differences that remain unchanged in the reported periods, see Note 16.7. Business combinations: Goodwill and Other assets and liabilities.
The June 30, 2007 net income adjustment includes only the foreign exchange variations registered in the different currencies because there were no significant sales of businesses during the first half of 2007.
The 2006 net income reconciliation adjustment reflects differences on the profit on sale of our business in Perú and Bolivia and on the sale of 7.23% of Banco Santander Chile. In 1997, all the goodwill relating to our investments in Perú and in Chile was written-off under our previous Spanish GAAP but not under our U.S. GAAP reconciliation. From 1998 to 2001 the goodwill of our investments in Perú, Bolivia and Chile were amortized under U.S. GAAP but were booked in different currencies (euros under previous Spanish GAAP and local currency under U.S. GAAP), producing differences in the amounts recorded. Later, when SFAS 141 became effective (in June 2001), we faced two different goodwill impairment tests (U.S. GAAP and previous Spanish GAAP), producing even more differences. Finally, when we changed from our previous Spanish GAAP to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, we recalculated our goodwill (from euros to local currency as of the date it arose) and performed impairment tests over the new values resulting in write-downs. Under U.S. GAAP no write-downs were needed.

For the purposes of the reconciliation to U.S. GAAP, the Group conducted a goodwill impairment test according to SFAS 142. The procedure followed to calculate it is:
• First, reporting units are determined.
• Second, goodwill is allocated to the reporting units. This criterion is different from the allocation criteria followed in the business segment information presented in Note 6, where all the goodwill is allocated to the non-operating segment (Financial Management and Equity Stakes segment). Impairment testing is not possible without this goodwill allocation.
• Third, the Group follows the two step process as set out in SFAS 142 to identify and measure any impairment loss.
e) Premises and equipment
Under IFRS 1, paragraph 16, IG8-IG9, we are allowed to use as deemed cost the revalued amount of fixed assets under previous Spanish GAAP, which is something that U.S. GAAP does not allow and thus creates the need for an adjustment.
Based on the above, the premises and equipment opening balance under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 is different from the balances carried under U.S. GAAP since some real estate properties were revalued under previous Spanish GAAP (but not U.S. GAAP), and thus their related depreciation would reverse through profit and loss and the fixed assets revaluation amount through equity. As a result, the depreciation of these fixed assets is calculated on the restated value (deemed cost) under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. This valuation is also considered when calculating profits on sale of fixed assets. Under U.S. GAAP these assets are valued at cost.
Additionally, the recoveries in value of past impairments in prior periods are permitted to be registered as an income under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, but not under US GAAP.
The adjustment to net income reflects the reversal of the additional depreciation on the revalued premises and equipment, corrections to profits on sale, reversion of past impairments and, if necessary, corrections to the value of the premises. The related deferred tax asset is being recorded in income in the years in which the relevant deductions are allowed for income tax purposes. The adjustment to Stockholders’ Equity also reflects the reversal of all unamortized revaluation surpluses and the reversion of past impairments.
f) Hedge accounting: derivative instruments
The Group uses derivative financial instruments for trading purposes and to hedge risk exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain’s Circular 4/2004 which are in accordance with IAS 39. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet our hedging requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v to the condensed consolidated financial statements.
For U.S. GAAP purposes, SFAS No. 133 establishes similar criteria to account for derivatives, including embedded derivatives, and derivative instruments used for hedging activities.
Nevertheless, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the requirements for hedge accounting for these transactions; accordingly, all hedge accounting will need to be separately considered under each GAAP to ensure that the respective rules under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP are satisfied. See Note 16.2 for a summary of the accounting criteria.
In the Group, the use of derivatives for trading purposes is subject to clearly defined limits (at all levels: trader, entity, business segment, country, etc.) and controlled using Value at Risk (VaR) methodology. Derivatives are also used for hedging purposes when a reduction of risk is desired. However, risk reduction is not in itself sufficient to qualify for hedge accounting.
We have procedures in place that ensure that the requirements with respect to the designation as a hedge or speculative transaction, the documentation of the hedging relationship, the identification of hedged items and the hedging instruments, and the assessment and testing of hedge effectiveness are met under both GAAPs (the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP).
Accordingly, the Group’s policies require that an effectiveness test is performed for each hedge position at inception and on a monthly basis. The Group has established the following effectiveness tests to ensure the effectiveness of each hedging relationship:
• Prospective test: Upon designation of a hedging relationship (as well as on ongoing basis), the Group must be able to justify an expectation that the relationship will be highly effective over future periods in achieving offsetting changes in fair value or cash flows, and;
• Retrospective test: At least quarterly, the Group must determine whether the hedging relationship has been highly effective in having achieved offsetting changes in fair value or cash flows through the date of the periodic assessment.
Only if the hedge effectiveness percentages are between 80% and 125% is the hedge considered to be highly effective. If the calculated percentages are outside this range the hedge is not considered to be effective and hedge accounting is discontinued (the hedging instruments are accounted for as speculative derivatives).

Additional information is collected to identify those hedges under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 that do not fully comply with SFAS 133 requirements (i.e. adjustments to effectiveness tests that are not suitable for U.S. GAAP requirements). Accordingly, for U.S. GAAP reconciliation purposes, only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.
The main differences included in the reconciliation between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP relate to the following:
• Some transactions that qualify as hedging relationships under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are adjusted to trading accounting under U.S. GAAP: i.e. the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, in accordance to IAS 39 F.2.17 “Partial term hedging”, allows us to designate a hedging instrument as hedging only a portion of the time period to maturity and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are possible although in practice rare because of the difficulty to meet the effectiveness criteria in fair value partial term hedge due to the fact that the adjustment effectiveness is reversed.
• From January 1, 2005, and due to the administrative burden associated with complying with the requirements of IAS 39 and SFAS 133, Abbey National ceased to claim any hedge accounting for U.S. GAAP purposes and de-designated all its hedges under U.S. GAAP. Therefore we reversed the effects of the hedge accounting claimed under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 that relates to Abbey in our U.S. GAAP reconciliation.
The variations registered in June 2007 and 2006 in the net income adjustment are due to the interest rate increases during these periods. Most hedge relationships that qualify under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 but not under U.S. GAAP are fair value hedges related to long term debt. An interest rate increase has a positive impact in the income statement as a result of the valuation of the debt instrument and a negative impact from the valuation of the hedging derivative. If the hedge relationship is valid, both effects are reflected on the income statement, with a net impact that is equal to the ineffectiveness of the hedge. Under U.S GAAP, for those hedges that are not valid, the positive impact coming from the valuation of the debt instrument is not reflected on the income statement and therefore the profit under U.S. GAAP is lower.
g) Securitizations
In accordance with SFAS 140, the assets that have been transferred to special purpose entities (securitized) and meet the criteria required under SFAS 140 for a sale are no longer retained on the balance sheet (see more detail in Note 16.1). Due to the recognition of a retained interest under U.S. GAAP, gains of €250,742 and €10,114 thousand have been recognized for the periods ended June 30, 2007 and 2006, respectively. The remuneration received for servicing is considered to be adequate and therefore no servicing assets were recognized.
As required by SFAS 140, a retained interest (interest-only strip) has been recognized which represents that part of our interest in the securitized assets which we have retained. The fair value of the interest-only strip is represented by the present value of the future income streams expected to be received. The present value of future income streams is calculated by discounting future income by market discount rates for these types of securities. In accordance with SFAS 140, the receivable is treated as an available-for-sale security that is revalued at the end of each reporting period. Increases and decreases in value are taken to the statement of comprehensive income, unless the value of the security falls below its original cost. In such circumstances, other-than-temporary losses are considered to have occurred and the impairment losses are taken to the income statement. There was no impairment loss in any of the periods presented. Below is the mortgage asset securitization summary:

Mortgage assets securitization

	June 30,	December 31,
Thousands of Euros	2007	2006
Value of interest-only strip at inception (1)	1,037,092	798,213
Increase/(decrease) in value of interest only strip (recorded in Other Comprehensive Income, see Note 16.3.j)	(192,878)	(157,856)

Value of interest-only strip at period end(1)	844,214	640,357

(1) The valuation of the interest-only strip asset is based on a key assumption of discount rates of 10.21% and 9.4% for June 30, 2007 and December 31, 2006, respectively. Interest-only strip assets purchased in Abbey’s business combination are valued at purchase price.
h) Pension liabilities and other post-employment benefits
Under U.S. GAAP, the Group applies the provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88, “Employers’ Accounting for Settlements and Curtailment of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions”, as applicable.
These Standards do not significantly differ from the provisions followed and applied in our primary financial statements under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004; IAS 19 “Employee Benefits”.
Nevertheless, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 pension allowance includes some liabilities that under U.S. GAAP are presented separately. This different balance sheet classification does not generate a net income or stockholders’ equity difference.
The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 “Defined Benefit Obligations” differ from its U.S. GAAP equivalent “Projected Benefit Obligation” (“PBO”) (as defined according to SFAS 87) because it includes other commitments such as those arising from employees taking early retirement or annuity contracts. The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 “Plan assets” also include annuity contracts which are not permitted to be included in SFAS 87 calculations. Total Accrued Commitments should be funded both under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 or U.S. GAAP, and the only difference is the classification as one liability under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and various liabilities under U.S. GAAP.
Difference in the date of recognizing of a “special termination benefit” under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP:
As indicated in Note 15, during 2006 and the first half of 2007, the Group offered early retirement benefits (special termination benefits) to its employees, which were accounted for under IAS 19 in the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. Under IAS 19, paragraphs 133 and 134, an entity can recognize an early retirement benefit as a liability and expense as long at it has committed to the early retirement benefit plan, has offered it to its employees and there is no realistic possibility of withdrawal. Thus, the Group has recorded such liability and expense for all the employees to whom the plan was offered, whether or not they had accepted the offer. However, under U.S. GAAP, SFAS No. 88 paragraph 15, a liability and expense can only be recognized for those employees that have accepted the early retirement benefit offer and the amount can be reasonably estimated as of June 30, 2007.
Since there were some employees that had not accepted the early retirement benefits offer as of December 31, 2006, there is an EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 to U.S. GAAP adjustment, which increases Net income and Stockholders’ equity before taxes, for a total €412 million. At June 30, 2007, some of the early retirement benefits offers have been accepted by some employees in the first half of 2007 with an effect on the Net income of €-137 million.
Additionally, on September 29, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (OCI). SFAS 158 further requires the determination of the fair values of a plan’s assets at a company’s year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of Accumulated OCI. This statement was effective as of December 31, 2006.
As a consequence of the adoption of SFAS 158, the Group has recognized the over — or under-funded status of defined benefit pension plans and post retirement healthcare plans as an asset or a liability within its balance sheet. At June 30, 2007, the net actuarial gains, losses and prior service costs that have been transferred to accumulated other comprehensive income amount to €136,986 thousand (€-214,531 thousand at December 31, 2006).

Disclosures in Notes 2.w and 15 to our condensed consolidated financial statements along with the following disclosures are substantially in accordance with the disclosure requirements established under U.S. GAAP, being the underlying assumptions used to calculate the projected benefit obligations and net period benefit costs the same under both the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP.
The following table shows the differences between the Defined Benefit Obligations registered under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and those that should be registered under U.S. GAAP:

June 30,
Millions of Euros	2007

Defined Benefit Obligation (see Note 15)	23,018
Commitments arising from employees retired early (Note 15)	(4,212)
Other commitments	(252)
Annuity contracts, total accrued commitments and other	(1,528)

Projected Benefit Obligation under U.S. GAAP	17,026

The Group maintains adequate funding according to the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004; therefore, there is no need for minimum additional liabilities under U.S. GAAP. The differences between both regulations in terms of how to present the information are reconciled in the following table that summarizes the June 30, 2007 funded status of pension liabilities:

Thousands of Euros
Registered liability under the EU-IFRS (*)	12,105,126
Funds from employees taking early retirement	(4,212,454)
Annuity contracts	(632,065)
Other commitments	(252,468)
Assets pledged	10,213,612
Plan Assets	(13,916,170)
Liability under U.S. GAAP (before SFAS 158 adjustment)	3,305,581

Effect of SFAS 158	(195,694)

Liability under U.S. GAAP (after SFAS 158 adjustment)	3,109,887

			Minimum
	ABO	Plan Assets	Liability
Spanish entities	5,111,937	3,735,558	1,376,379
Abbey	5,516,320	5,051,929	464,392
Other foreign subsidiaries	5,410,272	5,128,683	281,589

TOTAL	16,038,529	13,916,170	2,122,359

Registered liability (before FAS 158) in excess over Minimum Liability as per SFAS 87			1,183,222

(*) The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

The incremental effects of applying the provisions of SFAS 158 to the Group’s Consolidated Balance Sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the Group’s Consolidated Statement of Income for the year ended December 31, 2006.

	Before		After
	Application of		Application of
Thousands of Euros	Statement 158	Adjustments	Statement 158
Tax assets – Deferred	257,206	91,942	349,148
Total assets	841,847,616	91,942	841,939,558
Provisions – Provisions for pensions and similar obligations	4,892,261	306,473	5,198,734
Total liabilities	792,929,545	306,473	793,236,018
Accumulated other comprehensive income	(4,534,795)	(214,531)	(4,749,326)
Total shareholders’ equity	48,918,071	(214,531)	48,703,540
Total liabilities and shareholders’ equity	841,847,016	91,942	841,939,558
As a consequence of SFAS 158, during the first half of 2007, the Group has recognized net actuarial gains in amount of €351,517 thousand. Also, the Group has recorded in the income statement actuarial losses that are additional to those recorded under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 in a gross amount of €1,862 thousand.
The requirement within SFAS 158, effective for the year-ended December 31, 2008, to measure plan assets and benefit obligations as of the employer’s fiscal yearend balance sheet date will not impact the Group’s financial statements, as plan assets and benefit obligations are currently measured as of the balance sheet date.
The following table summarizes the adjustment included in the reconciliation to U.S. GAAP at June 30, 2007.

			Other	Effect on
	Profit and		Comprehensive	Stockholders’
Thousands of Euros	Loss	Reserves	Income	Equity

Effect of adopting SFAS 158–
Actuarial losses & Prior service cost	(1,862)	—	195,694	193,832
Total effect of adopting SFAS 158	(1,862)	—	195,694	193,832

Effect of special termination benefits-
Reversal of early retirement plans not individually accepted in 2006	(136,644)	412,085	—	275,441
Total effect of special termination benefits	(136,644)	412,085	—	275,441

TOTAL BEFORE TAXES	(138,506)	412,085	195,694	469,273

Taxes	41,552	(123,626)	(58,708)	(140,782)

TOTAL AFTER TAXES	(96,954)	288,459	136,986	328,491

i) Income taxes (SFAS No. 109)
The previous adjustments to Net income and Stockholders’ Equity do not include their related effects on corporate income tax, which are disclosed under “Cumulative tax effect of adjustments” item on the reconciliation statements.
The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.
Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.
Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.
The deferred tax assets and liabilities recognized are reassessed at year-end in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analysis performed. Income and expenses recognized directly in equity are accounted for as temporary differences.
A reconciliation of the Group’s effective income tax expense to the Spanish statutory income tax expense has been disclosed in Note 27 to our 2006 consolidated financial statements included in our 2006 Form 20-F.
Following is a summary of the deferred tax assets and liabilities that should be recorded under SFAS No. 109, in addition to timing differences recorded under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004:

		Thousands of Euros
	June 30, 2007		December 31, 2006
	Deferred	Deferred	Deferred	Deferred
Tax effect of EU-IFRS (*) to U.S. GAAP reconciliation	Tax	Tax	Tax	Tax
adjustments:	Assets	Liabilities	Assets	Liabilities

Legal restatements of assets (considered as deemed cost upon first time adoption of EU-IFRS (*))	75,225	—	74,735	—
Effect of net unrealized gains on derivative instruments	102,592	—	66,679	—
Loan allowances	—	113,521	—	219,935
Pension Liabilities and other post-employment benefits	(140,782)	—	(36,964)	—
Securitization	—	93,460	—	55,079
Other items	—	34,918	—	32,467
Effect on deferred taxes of change in Spanish tax rate	—	—	(25,488)	(26,886)
Total	37,035	241,899	78,962	280,595

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004
The change in the Spanish tax rate accounts for the impacts of both, the equity adjustment effect under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, and the tax effects of the cumulative applicable reconciling adjustments to U.S. GAAP.
Net deferred tax liability arising from Abbey’s acquisition with no impact on the reconciliation adjustments has been considered amounting €355,514 thousand and €356,838 thousand in June 30, 2007 and December 31, 2006, respectively.
j) Other Comprehensive Income (SFAS 130)
SFAS No. 130 establishes requirements for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The objective of the statement is to report a measure of all changes in Stockholders’ Equity that result from transactions and other economic events of the period from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
The accumulated balances of other comprehensive income for the six months period ended June 30, 2007 and 2006 were as follows:

			Unrealized	Pension
		Net Gains	Gains	liabilities and
	Foreign	(Losses) on	(Losses)	other post-	Other
	Currency	Derivative	on	employment	Comprehensive
Thousands of Euros	Items	Instruments	Securities	benefits	Income (Loss)
Balance as of December 31, 2005	(6,245,939)	70,406	1,954,932	—	(4,220,601)
Changes in 2006	(501,666)	(21,154)	208,626	(214,531)	(528,725)
Balance as of December 31, 2006	(6,747,605)	49,252	2,163,558	(214,531)	(4,749,326)
Changes in 2007, first half	74,902	(39,463)	(1,121,857)	351,517	(734,901)
Balance as of June 30, 2007	(6,672,703)	9,789	1,041,701	136,986	(5,484,227)

Taxes allocated to each component of Other Comprehensive Income for the six months period ended June 30, 2007 and 2006 were as follows:

	June 30, 2007			December 31, 2006
	Before Tax	Tax expense	Net of tax	Before Tax	Tax expense	Net of tax
Thousands of Euros	amount	or benefit	amount	amount	or benefit	amount
Foreign currency translation adjustments	74,902	—	74,902	(501,666)	—	(501,666)

Net Gains on Derivatives	(88,709)	49,246	(39,463)	9,087	(30,241)	(21,154)
Pension liabilities and other post-employment benefits	502,167	(150,650)	351,517	(306,473)	91,942	(214,531)

Unrealized gains on securities:

Total holding gains arising during the period	(223,832)	28,335	(195,497)	1,632,809	(487,179)	1,145,630
Less: reclassification adjustment for gains included in net income	(1,071,345)	144,985	(926,360)	(1,338,576)	401,572	(937,004)

Net unrealized gains(losses)	(1,295,177)	173,320	(1,121,857)	294,233	(85,607)	208,626

Other Comprehensive Income (Loss)	(806,817)	71,916	(734,901)	(504,819)	(23,906)	(528,725)

16.4	Significant presentation differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP
In addition to the differences in valuation and income recognition principles disclosed in Note 16.2, other differences relating to the financial statements presentation exist between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 as applied by Spanish banks and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP reported Net income and/or Stockholders’ Equity, it may be useful to understand them to better interpret the Group’s financial statements presented in accordance with U.S. GAAP. Following is a summary of the significant classification differences that pertain to the basic financial statements.
Balance Sheet-
a.
The captions “Loans and advances to credit institutions”, “Cash and balances with central banks” and “Loans and advances to customers” (see Note 7) include securities purchased under agreements to resell to financial institutions and other customers, respectively. Under U.S. GAAP, securities purchased under agreements to resell are presented as a separate item.

b.
The assets classified under the main category of “Other financial assets at fair value through profit or loss”, are reclassified in the U.S. GAAP balance sheet to financial assets held for trading – Banks, Loans, Debt Securities or Equity Securities, according to their nature, as such designation doesn’t exist.

c.	The caption “Insurance contracts linked to pensions” is presented netted with pension liabilities in the “Pension Allowance” caption of the U.S. GAAP balance sheet.

d.
Assets acquired through foreclosure and waiting disposition, net of the related allowances, are included under “Non-current assets held for sale: Tangible assets” in the balance sheet (see Note 8). Under U.S. GAAP, such assets are presented under “Other assets”.

e.
The “Total other assets” caption on the asset side of the U.S. GAAP balance sheet includes the followings captions of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 Balance Sheet: “Intangible assets”, “Other assets” and “Prepayments and accrued income”.

f.
Deposits from credit institutions and from customers (see Note 10), both including securities sold under agreements to repurchase and other short-term borrowings, are presented as separate items in the balance sheet. Under U.S. GAAP, such funds are presented under “Deposits” classified by nature, except securities sold under agreements to repurchase and other short-term borrowings, which are presented under the caption “Short-term debt”.

g.
The liability captions “Debt securities” and “Subordinated debt” disclosed in the balance sheet (Notes 12 and 13 respectively) are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes” which is included under the “Short term debt” caption.

h.
The following captions on the liability side of the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 balance sheet are presented under the caption “Other liabilities-Others” on the U.S. GAAP balance sheet: “Other liabilities”, “Accrued expenses and Deferred Income” and “Provisions”.

i.
The caption “Pension allowance” on the U.S. GAAP balance sheet is reported net of the amounts of pension commitments covered by contracts taken out with insurance companies; these amounts are presented on the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 balance sheet under the caption “Insurance contracts linked to pensions”.

Statement of Income-
a.
The breakdown of interest income and interest expense under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expenses. However, net interest income in our statement of income includes the interest cost assigned to the pension plan, which are classified as a part of “Salaries and employee benefits” in the U.S. GAAP statement of income.

b.
Income and expenses of Insurance business in our statement of income is included under the “Insurance activity income” caption, while in the U.S. GAAP statements the revenue is classified under the “Interest Income” or “Non-Interest income” captions and the expenses under the “Interest expense” or “Non-interest Expense” captions.

c.
Commissions and fees received and paid by the Group are presented as separate items in our statement of income. Under U.S. GAAP, such commissions and fees are presented net and detailed by activity (together with insurance activity, see Note b) above).

d.
“Gains/losses on financial assets and liabilities (net)” includes gains and losses from investment securities and from derivatives. Under U.S. GAAP, such gains and losses are disclosed separately under “Gains (losses) from investment securities” and “Gains (losses) from foreign exchange, derivatives and other, net”.

e.
Occupancy and maintenance expenses of premises and equipment are included under the caption “Other general administrative expenses”. Under U.S. GAAP, such expenses are included as a part of “Occupancy expenses of premises, depreciation and maintenance, net”.

f.
Amortization of intangible assets is included as a part of “Depreciation and amortization”. Under U.S. GAAP, such amortization is included under “Non-interest expense – Amortization of intangible assets”.

g.
“Impairment losses” and “Provisions (net)” are excluded from the subtotals “Other operating expenses” and “Net operating income”, according to the formats prescribed by the Bank of Spain Circular and the CNMV Circular. Under IFRS and U.S. GAAP, impairment losses and provision expenses are to be recorded as components of the subtotals “Net operating income” and “Other operating expenses”.

16.5	Consolidated financial statements
Following are the consolidated balance sheets and consolidated statements of income of the Group under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.
The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

CONSOLIDATED BALANCE SHEET

	Thousand of Euros
	June 30,	December 31,
	2007	2006

Assets
Cash and due from banks	12,996,773	12,092,021
Interest earning deposits in other banks	18,591,735	18,744,258
Securities purchased under agreements to resell	23,365,718	29,553,485
Trading account assets	211,646,092	185,793,404
Banks	33,379,995	14,813,223
Loans	41,251,346	38,555,526
Derivatives	40,254,243	34,984,291
Debt securities	81,333,421	81,237,212
Equity securities	15,427,087	16,203,152
Investment securities	41,693,939	39,320,069
Available-for-sale	41,693,939	39,320,069
Net Loans and leases	509,234,606	483,797,093
Loans and leases, net of unearned income	517,844,350	491,960,537
Less-Allowance for loan losses	(8,609,744)	(8,163,444)
Premises and equipment, net	9,297,318	8,941,963
Investment in affiliated companies	4,949,471	5,006,109
Other assets	51,260,156	48,019,778
Intangible Assets	2,541,095	2,444,106
Goodwill in consolidation	14,489,057	14,512,735
Accrual Accounts	2,198,985	1,581,843
Hedge derivatives	2,883,370	2,987,964
Others	29,147,649	26,493,130

Total assets	883,035,808	831,268,180

Liabilities
Deposits	353,015,090	353,855,908
Non interest deposits	5,308,146	4,256,369
Interest bearing	347,706,944	349,599,539
Demand deposits	89,289,703	91,633,288
Savings deposits	94,936,507	93,717,633
Time deposits	163,480,734	164,248,618
Certificates of deposit	—	—
Short-term debt	115,334,175	127,819,292
Long-term debt	249,220,360	199,775,014
Other liabilities	117,319,746	102,745,664
Taxes Payable	5,625,127	4,539,051
Accounts Payable	8,564,200	6,405,232
Accrual Accounts	3,689,129	2,999,080
Pension Allowance	9,537,470	11,409,770
Derivatives	50,004,073	42,231,967
Liabilities under insurance contracts	12,902,054	10,704,258
Other Provisions	5,103,243	5,212,208
Short Securities positions	8,861,402	11,473,062
Others	13,033,048	7,771,036

Total liabilities	834,889,371	784,195,878

Minority interest	2,303,927	2,220,743

Stockholders’ equity
Capital stock	3,127,148	3,127,148
Additional paid-in-capital	20,370,128	20,370,128
Other additional capital	(878,251)	(1,442,379)
Current period earnings	4,458,370	7,595,947
Other reserves	18,765,115	15,200,715

Total stockholders’ equity	45,842,510	44,851,559

Total liabilities and Stockholders’ equity	883,035,808	831,268,180

CONSOLIDATED STATEMENTS OF INCOME

	Thousand of Euros
	Six months	Six months
	ended June 30,	ended June 30,
	2007	2006

Interest income:
Interest and fees on loans and leases	17,056,592	13,389,722
Interest on deposits in other banks	1,674,872	1,941,865
Interest on securities purchased under agreements to resell	895,420	633,509
Interest on investment securities	2,485,450	3,039,495
Dividends	84,678	89,058

Total interest income	22,197,012	19,093,649

Interest expenses:
Interest on deposits	(7,226,698)	(6,684,835)
Interest on short-term borrowings	(2,074,839)	(2,517,957)
Interest on long-term debt	(4,863,362)	(2,599,043)

Total interest expense	(14,164,899)	(11,801,835)

Net interest income	8,032,113	7,291,814
Provision for credit losses	(1,510,797)	(1,100,101)
Net interest income after provision for credit losses	6,521,316	6,191,713
Non-interest income:
Commissions and fees from fiduciary activities	1,097,922	1,037,695
Commissions and fees from securities activities, net	553,013	365,090
Fees and commissions from insurance activities	3,977,795	4,616,520
Other Fees and commissions, net	1,737,334	1,529,347
Gains (losses) from:
Affiliated companies’ securities	81,456	164,110
Investment securities	1,696,105	284,235
Foreign exchange, derivatives and other, net	(1,832,950)	(1,270,962)
Sale of premises	31,829	55,318
Other income	2,593,237	2,833,024

Total non-interest income	9,935,741	9,614,377
Non interest expense:
Salaries and employee benefits	(3,410,873)	(3,372,725)
Occupancy expense of premises, depreciation and maintenance, net	(752,188)	(735,322)
General and administrative expenses	(1,772,037)	(1,534,582)
Impairment of goodwill	—	—
Impairment / amortization of intangible assets	(306,591)	(240,404)
Provisions for specific allowances	(301,940)	(48,323)
Payments to Deposit Guarantee Fund	(85,485)	(95,732)
Insurance claims	(3,353,360)	(4,759,686)
Other expenses	(513,961)	(775,533)

Total non-interest expense	(10,496,435)	(11,562,307)

Income before income taxes	5,960,622	4,243,783
Income tax expense	(1,233,802)	(891,554)

Net consolidated income for the period	4,726,820	3,352,229
Net income attributed to minority interest	268,450	262,430
Income from discontinued operation, net of taxes	—	126,413

NET INCOME ATTRIBUTED TO THE GROUP	4,458,370	3,216,212

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (NOTE 11)

	Thousands of shares
	June 30,	December
NUMBER OF REGISTERED SHARES	2007	31, 2006

Balance at beginning of the period	6,254,296	6,254,296

Balance at end of the period	6,254,296	6,254,296

Par value per share at year-end (Euro):	0.50	0.50

CHANGES IN STOCKHOLDERS’ EQUITY

CHANGES IN STOCKHOLDERS’ EQUITY
		Twelve
		months
	Six Months	Ended	Six Months
	Ended June	December	Ended June
Thousands of Euros	30, 2007	31, 2006	30, 2006
Capital stock

Balance at beginning and period-end	3,127,148	3,127,148	3,127,148

Retained earnings and other reserves

Balance at beginning of period	38,853,654	33,574,232	33,574,232

Net income attributable to the Group for the period	4,458,370	7,595,947	3,216,212
Dividends	(2,687,829)	(2,197,934)	(1,530,124)
Decrease/ (increase) in Treasury stock	15,529	(64,106)	30,629
Other variations, net	189,166	(54,485)	(6,832)

Ending balance	40,828,890	38,853,654	35,284,117

Valuation Adjustments

Balance at beginning of period	2,870,757	3,077,096	3,077,096

Net Income Recognized Directly In Equity	(984,285)	(206,339)	(671,405)

Ending balance	1,886,472	2,870,757	2,405,691

Stockholders’ Equity balance at end of period	45,842,510	44,851,559	40,816,956

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2007 and December 31, 2006:

	June 30, 2007	December 31, 2006
CONDENSED BALANCE SHEETS (Parent company only)	(Thousands of Euros)
Assets
Cash and due from banks	45,216,150	40,677,959
Trading account assets	44,225,249	35,657,947
Investment securities	13,205,267	10,149,175
Net Loans and leases	145,634,716	141,139,269
Investment in affiliated companies	39,953,826	39,339,174
Premises and equipment, net	1,490,888	1,503,788
Other assets	17,748,085	16,208,699

Total assets	307,474,181	284,676,011

Liabilities
Deposits	163,614,264	153,757,709
Short-term debt	18,509,827	16,823,769
Long-term debt	46,767,742	43,272,302
Other liabilities	49,052,854	40,452,656

Total liabilities	277,944,687	254,306,436

Stockholders’ equity
Capital stock	3,127,148	3,127,148
Retained earnings and other reserves	26,402,346	27,242,427

Total stockholders’ equity	29,529,494	30,369,575

Total liabilities and Stockholders’ equity	307,474,181	284,676,011

Following are the summarized statements of income of Banco Santander, S.A. as of June 30, 2007 and 2006:

	June 30, 2007	June 30, 2006
CONDENSED STATEMENTS OF INCOME (Parent company only)	(Thousands of Euros)

Interest income
Interest from earning assets	5,283,899	3,911,992
Dividends from affiliated companies	1,601,088	1,252,722

	6,884,987	5,164,714
Interest expense	(4,491,656)	(3,200,703)

Net interest income	2,393,331	1,964,011
Provision for credit losses	53,447	(50,416)

Net interest income after provision for credit losses	2,446,778	1,913,595
Non-interest income:	851,844	898,871
Non interest expense:	(1,490,684)	(1,327,579)

Income before income taxes	1,807,938	1,484,887
Income tax expense	(3,740)	(1,758)

Net income	1,804,198	1,483,129

16.6	Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of June 30, 2007 and 2006:

	June 30, 2007	December 31, 2006
	(Thousands of Euros)
Preference shares	664,020	668,328
Preferred securities	7,364,674	6,836,570

Total at period-end	8,028,694	7,504,898

Preference Shares are recorded under the “Equity having the substance of a financial liability” caption in the consolidated balance sheet as of June 30, 2007 and December 31, 2006.
This category includes the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties, are redeemable at the discretion of the issuer, based on the conditions of the issuer except for the shares of Abbey amounting to GBP 325 million. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.
This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Ltd., Totta & Açores Financing, Limited, Pinto Totta International Finance, Limited, and Abbey National plc.
Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2007 and December 31, 2006.
For the purposes of payment priority, preferred securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), and Santander Finance Preferred, S.A. (Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., and Abbey Group.
Except the issue of Santander PR Capital Trust I, which redeems in 2036, all preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. None of these are mandatorily redeemable as defined in SFAS No. 150. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary operations relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2007
		Amount in
Preference Shares		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Redemption Option (3)

Banesto Holding, Ltd, (1) December 1992	U.S. Dollar	77	10.50%	June 30, 2012
Pinto Totta International Finance, Limited (1), 1997	U.S. Dollar	125	7.77% (4)	August 1, 2007
Abbey National Plc (2), October 1995	Pounds Sterling	100	10.375%	No option
Abbey National Plc (2), February 1996	Pounds Sterling	100	10.375%	No option
Abbey National Plc (2), June 1997	Pounds Sterling	125	8.625%	No option

	Outstanding at June 30, 2007
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date
Banesto Group
Banesto Preferentes, S.A. (1) December 2003	Euro	131	Euribor (3M) + 0.2%	Perpetuity
Banco Español de Crédito (2), October 2004	Euro	125	Eur CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (2), November 2004	Euro	200	5.5%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal) (1)
October 2003	Euro	450	Euribor (3M) + 0.1%	Perpetuity
February 2004	Euro	400	Euribor (3M) + 0.1%	Perpetuity
July 2004	Euro	750	Euribor (3M) + 0.1%	Perpetuity
September 2004	Euro	680	Euribor (3M) + 0.1%	Perpetuity
April 2005	Euro	1,000	Euribor (3M) + 0.1%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal) (1)
March 2004	U.S. Dollar	190	6.41%	Perpetuity
September 2004	Euro	300	Eur CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	200	5.75%	Perpetuity
November 2006	U.S. Dollar	500	6.80%	Perpetuity
January 2007	U.S. Dollar	600	6.50%	Perpetuity
March 2007	U.S. Dollar	350	US (3M) + 0.52%	Perpetuity

Abbey Group
Abbey National Capital Trust I (1), February 2000	U.S. Dollar	1,000	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc (1), February 2001	Pounds Sterling	300	7.037% (5)	Perpetuity
Abbey National Plc (1), August 2002	Pounds Sterling	175	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity
Abbey National Plc (1), August 2002	U.S. Dollar	500	7.375%	Perpetuity

Santander PR Capital Trust I
February 2006	U.S. Dollar	125	6.750%	July 2036

(1)
Under U.S. GAAP, these entities have been designated “Variable Interest Entities” (VIEs) and they are not consolidated. Therefore, their issues have been excluded from the condensed consolidated financial statements of the Group. Since that time the Group recognized the subordinated deposits related to these issues and their interests. See Note 16.4, where these issues have been classified as “Long Term Debt” and their dividends, as “Interest on Long-Term Debt”, respectively. Refer to Note 16.2 for more information.

(2)
Preference shares issued by Banesto and Abbey have been classified in Minority interest in the Balance Sheet prepared in accordance with the presentation guidelines for bank holding companies set forth in Regulation S-X. See Note 16.2.

(3)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

(4)	Return until August 1, 2007. 6-month dollars Libor +2.75% from this date.

(5)
From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal) and Santander Finance Preferred, S.A. (Unipersonal) — issuers of registered preferred securities guaranteed by Banco Santander, S.A. - do not file the financial statements required for a registrant by Regulation S-X as:
• Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (Series 1 are listed in the United States). No other subsidiary of the Bank guarantees such securities.
• Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.
16.7 Business combinations: Goodwill and Other assets and liabilities
The main differences that explain the goodwill reconciliation item are those that arose with the acquisition of Abbey (2004), the purchase/merger of Banco Central Hispano (1999) and the acquisition of Banesto (1994 and 1996) but there are many others that date from several years ago. The quantification of the differences is shown below:
Summary of differences arising in business combinations between U.S. GAAP and the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, as of June 30, 2007

U.S. GAAP	EU-IFRS (*)	Difference

Purchase/merger of/with Banco Central Hispano	1,983,009	—	1,983,009
Acquisition of Banesto	2,024,835	373,566	1,651,269
Purchase of Abbey	7,892,748	8,887,101	(994,353)
Others	5,653,648	5,228,390	425,258

Total	17,554,240	14,489,057	3,065,183

Of which:

Goodwill	17,054,798	14,489,057	2,565,741
Other assets and liabilities arisen in the business combinations reconciling adjustments to U.S. GAAP	499,442	—	499,442

(*) The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Abbey: The acquisition of Abbey is described in our 2006 Form 20-F. In this note we explain that the initial goodwill generated under U.S. GAAP was lower than under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004. The main differences between the final Goodwill in the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP arise from the different date of quotation used to value the acquisition price of Abbey (quotation of October 20, 2004, last business-day prior to the date of approval of the capital increase under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and, quotation of days around the agreement and announcement of the offer in July 2004, under U.S. GAAP) and differences arising from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 reconciliation adjustments to U.S. GAAP including loan origination fees, other intangibles assets and other minor adjustments.
Additionally, after the initial calculation, certain intangible assets were valued and identified further reducing the goodwill.
Banco Central Hispano: In 1999 Banco Santander and Banco Central Hispano merged. Under previous Spanish GAAP at that date no goodwill was registered. Under U.S. GAAP this business combination was accounted for using the purchase method. The reconciliation adjustments made to change to purchase accounting included €2,812,262 thousand of goodwill on the purchase, of which €459,330 thousand were allocated to premises and equipment, €118,940 thousand to deferred taxes and €250,983 thousand were amortized on a straight-line basis until SFAS 142 became effective.
Banesto: On August 1994 Banco Santander acquired 73.45% of Banesto from the Deposits Guarantee Fund for €1,884 million with the obligation to offer tranche B at €2.4 per share to other shareholders of Banesto (13.27% of its capital) and with the obligation to keep a minimum of 30% at least during 4 years. The Bank’s stake in Banesto for the years 1995, 1996 and 1997 was 53.18%, 52.6% and 49.25% respectively.
On February 19, 1998, the Board of Directors of Banco Santander resolved to launch a tender offer to acquire shares of Banesto, in order to raise its holding to 100% of the capital stock. The goodwill that arose from the tender offer to purchase shares of Banesto (€2,544 million) was amortized under previous Spanish GAAP with a charge to the additional paid-in capital resulting from the capital increase carried out for that purpose. According to Bank of Spain’s authorization, the Bank was required to restore the reserves netted against goodwill if it sold its stake in Banesto. For U.S. GAAP purposes, this goodwill was amortized on a straight-line basis over a 20 year period, registering an expense of €127 million per year until SFAS 142 became effective.

In November 2002 Banesto made a capital increase which was not subscribed by the Bank. Instead the Bank sold its preemptive rights to the new shareholders, making a profit. Following the agreement with Bank of Spain, the Bank restored reserves by €271 million that were not included in Net Income under previous Spanish GAAP. Under U.S. GAAP both goodwill and profit on the sale of the preemptive rights were adjusted.
In summary, the difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP goodwill is mainly the €2,544 million which were netted against paid-in capital, less its amortization until December 2001, less the adjustment related to the sale of the preemptive rights.
Others: There are other transactions that have resulted in small differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP figures. Most of them arose many years ago, and were originated by differences between previous Spanish GAAP and U.S. GAAP.
The movements of our goodwill during the six months period ended June 30, 2007 and 2006 were as follows:
Changes in goodwill

Thousands of Euros	U.S. GAAP	EU-IFRS (*)	Difference

2005 Year end balance	16,865,749	14,018,245	2,847,504

Acquisitions & sales	242,630	242,630	—

Exchange differences	(357,249)	(297,581)	(59,668)

Impairment	(4,769)	(4,769)	—

June 30, 2006 period end balance	16,746,361	13,958,525	2,787,836

Acquisitions & sales	149,556	331,536	(181,980)

Exchange differences	232,021	230,716	1,305

Impairment	(8,042)	(8,042)	—

2006 Year end balance	17,119,896	14,512,735	2,607,161

Acquisitions & sales	3,128	3,125	3

Exchange differences	(68,226)	(26,803)	(41,423)

Impairment	—	—	—

June 30, 2007 period end balance	17,054,798	14,489,057	2,565,741

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The main difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP 2006 movements was due to the different amounts of goodwill related to sales of business. The main difference between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP first half of 2007 movements was due to different amounts of goodwill related to exchange differences.

16.8 Earnings per Share
i.	Basic earnings per share
Basic earnings per share are calculated by dividing the net profit attributed to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.
ii.	Diluted earnings per share
In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
At June 30, 2007, the Group had no issues outstanding of debt instruments convertible into Bank shares or conferring privileges or rights which might, due to any contingency, make them convertible into shares. The Bank’s share option plans outstanding at June 30, 2007 and 2006 have a dilutive effect on the earnings per share equal to an increase of 29,425,336 and 21,459,794 shares respectively. The effect of these stock options plans (excluding cash-settlement options, see Note 17.2) is included in the EPS calculation.
Basic EPS is computed by dividing net income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied.
Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to the potential dilution that could occur if securities or other contract to issue common stock (including stock options) were exercised or converted into common stock and then shared in the earnings of the entity.
The computation of basic and diluted EPS for the years ended June 30, 2007 and 2006 is presented in the following table.

	Millions of Euros, except per share data
	EU-IFRS (*)		U.S.GAAP
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
NUMERATOR FOR BASIC AND DILUTED CALCULATION:
Net income from continuing operations attributable to the Group	4,458	3,090	4,273	2,510
Net income from discontinued operations attributable to the Group	—	126	—	99

Net income available to common stockholders for basic EPS	4,458	3,216	4,273	2,609
Effect of dilutive securities	—	—	—	—

Net income available to common stockholders for diluted EPS	4,458	3,216	4,273	2,609

DENOMINATOR FOR BASIC AND DILUTED CALCULATION:
Basic calculation weighted-average shares	6,241.4	6,248.4	6,241.4	6,248.4
Effect of dilutive securities:
Convertible bonds	—	—	—	—
Stock options plans	29.4	21.5	29.4	21.5

Weighted-average shares for diluted calculation	6,270.9	6,269.9	6,270.8	6,269.9

EARNINGS PER SHARE RATIOS:
Basic earnings per share
Income from continuing operations	0.7143	0.4945	0.6846	0.4017
Income from discontinued operations	0.0	0.0202	0.0	0.0157
Net income	0.7143	0.5147	0.6846	0.4175

Diluted earnings per share
Income from continuing operations	0.7110	0.4928	0.6814	0.4004
Income from discontinued operations	0.0	0.0202	0.0	0.0157
Net income	0.7110	0.5130	0.6814	0.4161

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

17. Additional information required by U.S. GAAP
The information included in this Note is classified as follows:
Note 17.1. Securitization
Note 17.2. Stock Option Plans
Note 17.3. Derivative financial instruments
Note 17.4. Investment securities
Note 17.5. Fair value disclosures
Note 17.6. Additional subsequent events
17.1 Securitization
Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, as disclosed in Notes 2.e). and 16.2, the accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. Securitizations may result in continued recognition of the securitized assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets. Hence, under SIC-12 a Special Purpose Entity is consolidated by the entity that is deemed to control it. Indicators of control include the Special Purpose Entity conducting activities on behalf of the entity or the entity holding the majority of the risks and rewards of the Special Purpose Entity.
Under U.S. GAAP, as disclosed in Note 16.2, the accounting treatment is similar. Nevertheless, according to SFAS 140, securitizations are derecognized in case of transfer of financial assets to a Special Purpose Entity that complies with certain stringent accounting requirements to be considered a Qualifying Special Purpose Entity and fall outside the scope of consolidation as defined by FIN 46-R.
During the first six months of 2007 the Group securitized €32 billion of mortgages and other loans. These assets were not accounted for as a sale under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
The balances of assets securitized at June 30, 2007 and December 31, 2006 under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, were as follows:

	EU-IFRS (*)		U.S. GAAP
	June 30,	December	June 30,	December
Thousands of Euros	2007	31, 2006	2007	31, 2006

Accounted for as a sale	4,252,956	4,901,712	40,352,310	27,467,108
Mortgage loans	2,704,871	2,980,911	38,804,225	25,546,307
Of which Abbey	—	—	36,099,354	22,565,396
Other securitized assets	1,548,085	1,920,801	1,548,085	1,920,801

Continued recognition of the assets	84,377,395	59,425,910	48,278,041	36,860,514
Mortgage loans	54,277,846	36,363,009	18,178,492	13,797,613
Of which Abbey	36,099,354	22,565,396	—	—
Other securitized assets	30,099,549	23,062,901	30,099,549	23,062,901

TOTAL	88,630,351	64,327,622	88,630,351	64,327,622

(*) The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.
Under U.S. GAAP, certain mortgage securitization vehicles (Abbey’s) are considered “qualifying special purpose entities” and fall outside the scope of consolidation as defined by FIN 46-R. Consequently, Grupo Santander treats these securitizations as sales and, where appropriate, recognizes a servicing asset and an interest-only security (see Note 16.2). The servicing asset is amortized over the periods in which the benefits are expected to be received and the interest-only security is accounted for as an available for sale security, and is evaluated for impairment in accordance with EITF 99-20.
Abbey Group
Loans and advances to customers include portfolios of residential mortgage loans, which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose Securitization companies (‘Securitization Companies’), and have been funded primarily through the issue of mortgage-backed securities (‘Securities’). Under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, no gain or loss has been recognized as a result of these sales. These Securitization Companies are consolidated and included in the Group financial statements as subsidiaries.

Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitization Companies or holders of the Securities except as described below, and do not intend to provide such further support. Up to and including December 31, 2001, Abbey required Mortgage Indemnity Guarantee (‘MIG’) policies for all mortgaged properties with a Loan to Original Property Value ratio of more than 75 per cent (with the exception of some flexible loans). These MIG policies were underwritten by Carfax Insurance Limited, or (‘Carfax’), a wholly owned subsidiary of Abbey. However, on October 14, 2005, Abbey exercised its right to cancel all relevant MIG policies, as a result of which none of the mortgage loans purchased by, or assigned to Securitization Companies is covered by a MIG policy. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitization Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.
Abbey National plc receives payments from the Securitization Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. Abbey National plc has no right or obligation to repurchase the benefit of any securitized loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.
Abbey makes use of a type of securitization known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator, initially funded by the originator. A funding entity acquires beneficial interests in a share of the portfolios of assets with funds borrowed from qualifying special purpose entities, which at the same time issue asset-backed securities to third-party investors. The purpose of the special purpose entities is to obtain diverse, low cost funding through the issue of asset-backed securities. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator. Using this structure, Abbey has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Abbey and Holmes Funding Limited. Holmes Funding Limited acquires beneficial interests in the portfolios of mortgages with funds borrowed from the securitization companies Holmes Financing No.s 1-2 plc, Holmes Financing No.s 6-10 plc and Holmes Master Issuer plc.
Holmes Financing No.s 1-2 plc, Holmes Financing No.s 6-10 plc and Holmes Master Issuer plc are qualifying special purpose entities in accordance with SFAS 140 and have issued mortgage-backed securities to third party investors. Abbey consolidates Holmes Trustees Limited and Holmes Funding Limited. In addition, Abbey’s beneficial interest in the mortgages that has not been purchased from Holmes Trustees Limited by Holmes Funding remains on balance sheet. The transfers of assets to the qualifying special purpose entities (securitized) meet the criteria required under SFAS 140 of a sale and the assets are therefore no longer retained on the balance sheet. The gain or loss on sale is allocated between the assets sold and the interests that continue to be held based on their relative fair value at the date of transfer. Under US GAAP, as of June 30, 2007, Abbey recognized gains of €242 million on the transfer of assets to the qualifying special purpose entities. As required by SFAS 140 an interest only strip has been recorded which represents the present value of the future income streams expected to be received from the interest that is continued to be held by Abbey in the securitized assets. Abbey determines the present value of future income streams by discounting future income by market discount rates for these types of securities. In accordance with SFAS 140, the receivable is treated as an available for sale security that is revalued at the end of each reporting period. Increases and decreases in value are taken to the statement of comprehensive income, unless the value of the security falls below its original cost. In such circumstances, other-than-temporary losses are considered to have occurred and the impairment losses are taken to the income statement. There were no impairment losses in any of the periods presented.
In accordance with SFAS 140, the assets that have been transferred to qualifying special purpose entities (securitized) and meet the criteria required under SFAS 140 for a sale are no longer retained on the balance sheet. As a result of this sale, gains have been recognized as shown in Note 16.3 g). The remuneration received by Abbey for servicing is considered to be adequate and therefore no servicing assets were recognized.

The balances of assets securitized and non-recourse finance as of June 30, 2007 were as follows:

	Closing date of	Gross assets	Non- recourse
	Securitization	securitized	finance
Securitization company		Millions of Euros
Holmes Financing (No. 1) plc	July 26, 2000	488	1,341
Holmes Financing (No. 2) plc	November 29, 2000	496	496
Holmes Financing (No. 6) plc	November 7, 2002	914	2,142
Holmes Financing (No. 7) plc	March 26, 2003	976	1,028
Holmes Financing (No. 8) plc	April 1, 2004	2,972	2,972
Holmes Financing (No. 9) plc	December 8, 2005	4,123	4,123
Holmes Financing (No. 10) plc	August 8, 2006	4,746	5,829
Holmes Master Issuer plc - 2006-1	November 28, 2006	5,045	5,134
Holmes Master Issuer plc - 2007-1	March 28, 2007	7,653	8,415
Holmes Master Issuer plc - 2007-2	June 20, 2007	8,687	8,687
Beneficial interest in Holmes Trustees Limited		21,021	—

		57,121	40,167

The gross assets securitized represent the interest in the trust property held by Holmes Funding Limited related to the debt issued by the Securitization companies. The retained interest in Holmes Trustees Limited represents the proportion of the funds required to be retained in the trust as part of the master structure trust agreement.
Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above Securitization companies or their parents.
Spain
Securitization funds (the vehicles where securitized loans are transferred) are independent entities, managed by a “Sociedad Gestora” (Managing Society, a different legal entity usually controlled by the Bank), which are registered and regulated by the National Securities Market Commission (Comisión Nacional del Mercado de Valores — “CNMV”). The “Sociedad Gestora” is responsible of managing the transferred assets for a fixed fee. No gains or losses were registered in the income statement from the Bank’s securitizations because the selling price was equal to the book value of transferred loans. Therefore no adjustment was made in the reconciliation to U.S. GAAP.
A securitization fund may only hold:
•	Financial assets transferred to it that are passive in nature (loans)

•
Passive derivative financial instruments that pertain to beneficial interests (other than another derivative financial instrument) issued or sold to parties other than the transferor, its affiliates, or its agents.

•
Financial assets (for example, guarantees or rights to collateral) that would reimburse it if others were to fail to adequately service financial assets transferred to it or to timely pay obligations due to it and that it entered into when it was established, when assets were transferred to it, or when beneficial interests (other than derivative financial instruments) were issued by the SPE. All the guarantees relating to the transferred loans are transferred to the securitization funds.

•	Servicing rights related to financial assets that it holds.

•	Temporarily, non-financial assets obtained in connection with the collection of financial assets that it holds.

•
Cash collected from assets that it holds and investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose (that is, money-market or other relatively risk-free instruments without options and with maturities no later than the expected distribution date).

US
On September 25, 2006 Grupo Santander reached an agreement to acquire 90% of Drive in the US. As at June 30, 2007, Drive Financial has securitizations that amount to a total of €2,848 million. These securitizations are not accounted for as a sale.
Other countries
The balances of assets securitized by other countries (mainly Germany and Italy) are not significant and their accounting treatment results in continued recognition in the balance sheet.

17.2 Stock Option Plans
i. The Bank
In addition to the extraordinary allocation of 100 Bank shares to each active Group employee to celebrate the Bank’s 150th Anniversary, in recent years the Bank has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank based on the achievement of certain targets indicated below:

		Euros				Date of	Date of
	Number of	Exercise	Year	Employee	Number of	Commencement	Expiry of
	Shares	Price	Granted	Group	Persons	of Exercise Period	Exercise Period
Plans outstanding at December 31, 2005 (Plan I06)	99,900,000	9.09		Managers	2,601	01/15/08	01/15/09

Options exercised	—	—

Options cancelled, net (Plan I06)	(3,648,610)	9.09		Managers	(44)	01/15/08	01/15/09

Plans outstanding at December 31, 2006	96,251,390	9.09		Managers	2,557	01/15/08	01/15/09

Options exercised	—	—

Options cancelled, net (Plan I06)	(871,640)	9.09		Managers	(27)	01/15/08	01/15/09

Plans outstanding at June 30, 2007	95,379,750	9.09		Managers	2,530	01/15/08	01/15/09

Plan I06
In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, is tied to the achievement of two targets: appreciation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. These targets were achieved in 2007. 2,601 Group executives were initially covered by this plan, with a total of up to 99,900,000 options on Bank shares at an exercise price of €9.09. The exercise period is from January 15, 2008 to January 15, 2009. This plan was approved by the shareholders at the Annual General Meeting on June 18, 2005.
The fair value of the equity instruments granted (€57.5 million) is charged to income, with a credit to equity, in the period in which the beneficiaries provide their services to the Group.
Long-term incentive policy
At its meeting on March 26, 2007, following the report of the Appointments and Remuneration Committee, the Bank’s Board of Directors approved a long-term incentive policy aimed at the Bank’s executive directors and certain executive personnel of the Bank and of other Grupo Santander companies (excluding Banesto). Implementation of this policy requires, in conformity with the Law and the Bank’s bylaws, specific resolutions adopted by the Annual General Meeting held on June 23, 2007.
If it were necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.
The plans shaping the aforementioned incentive policy are as follows: (i) Target-Based Share Plan; (ii) Obligatory Investment Share Plan; (iii) Selective Delivery Share Plan; and (iv) Minimum Investment Programme. The characteristics of the plans are set forth below:
(i) Target-Based Share Plan
This multiannual incentive plan is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the Board of Directors or, when delegated by it, the Executive Committee. Approximately 5,000 executives are currently expected to participate in the plan.
This plan will entail successive cycles of share deliveries to the beneficiaries. Each cycle will last three years, except for the first cycle (which starts in 2007). Certain targets to be applied in each cycle will be set, along with the related maximum number of shares corresponding to each beneficiary who remains in the Group’s employ for the established period.

The targets which, if met, will determine the number of shares to be delivered, designed to compare the Group’s performance with that of a group of reference financial institutions (the “Reference Group”), are linked, based on the current forecast, to two parameters: Total Shareholders’ Return (TSR) and growth in Earnings per Share (EPS). These parameters each have a 50% weighting in determining the percentage of shares to be delivered.
The corresponding shares will be delivered, as appropriate, within a maximum period of seven months from the end of the last year of each cycle.
(ii) Obligatory Investment Share Plan
This multiannual incentive plan is payable in shares of the Bank and is conditional upon compliance with certain requisites relating to investments and length of service at the Group.
The beneficiaries of the plan, which currently total 36, are the executive directors and other members of the Bank’s senior management, together with other principal executives of the Santander Group.
This plan is structured in three-year cycles which start each year. The beneficiaries of the plan must use 10% of their gross annual variable remuneration (or bonus) to acquire shares of the Bank on the market (the “Obligatory Investment”).
Participants who hold the shares acquired through the Obligatory Investment and remain in the Group’s employ for three years from the date on which the Obligatory Investment is made will be entitled to receive the same number of Bank shares as that composing their initial Obligatory Investment.
The shares will be delivered within a maximum period of one month from the third anniversary of the date on which the Obligatory Investment was made.
(iii) Selective Share Delivery Plan
This plan envisages the selective delivery of shares in special circumstances relating to the hiring or retention of employees. All employees and executives, except for the Bank’s executive directors, can be beneficiaries, provided that they have completed a minimum of three to four years of service at the Group. Each participant will be entitled to receive the shares upon completion of the minimum period of service.
(iv) Minimum Investment Programme
This programme consists of the obligation of the Group’s top 36 executives (including executive directors) to hold Bank shares equal to one year’s fixed remuneration. This amount must be reached within a maximum period of five years.

ii. Abbey
The option plans on shares of the Bank originally granted by management of Abbey to its employees (on Abbey shares) are as follows:

		Pounds					Date of	Date of
	Number of	Sterling (*)	Year	Employee	Number of		Commencement	Expiry of
	Shares	Exercise Price	Granted	Group	Persons		of Exercise Period	Exercise Period
Plans outstanding at December 31, 2005	14,122,681	3.41
Of which:
Executive Options	269,539	4.07
Employee Options	54,000	5.90
Sharesave	13,799,142	3.38

Plans outstanding at January 1, 2006	14,122,681	3.41

Options granted (MTIP)	2,825,123	7.50	2005 and 2006	Managers	174		First half of 2008	First half of 2008
Options exercised	(5,214,171)	3.41
Of which:
Executive Options	(87,659)	4.07
Employee Options	(33,000)	5.90
Sharesave	(5,093,512)	3.38

Options cancelled (net) or not exercised	(1,379,401)	—

Plans outstanding at December 31, 2006	10,354,232	4.32
Of which:
Executive Options	178,026	4.11	2003-2004	Managers	13		03/26/06	03/24/13
Employee Options	—	—	—	—	—		—	—
Sharesave	7,638,791	3.32	1998-2004	Employees	4,512 (**	)	04/01/06	09/01/11
MTIP	2,537,415	7.39	2005 and 2006	Managers	170		First half of 2008	First half of 2008

Plans outstanding at January 1, 2007	10,354,232	4.32

Options exercised	(1,350,237)	5.27
Of which:
Executive Options	(33,904)	4.15
Sharesave	(1,316,333)	5.30

Options cancelled (net) or not exercised	(550,943)	—

Plans outstanding at June 30, 2007	8,453,052	5.86
Of which:
Executive Options	144,122	4.15	2003-2004	Managers	8		03/26/06	03/24/13
Sharesave	5,960,039	5.30	1998-2004	Employees	2,434 (**	)	04/01/06	09/01/11

MTIP	2,348,891	7.39	2005 and 2006	Managers	164		First half of 2008	First half of 2008

(*)	At June 30, 2007 and December 31, 2006 the euro/pound sterling exchange rate was €1.4837/GBP 1 and €1.4449/GBP 1, respectively.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Abbey executives. Under the plan, effective allocation of the shares in 2008 is tied to the achievement of business targets by Abbey (in terms of net profit and income). This Plan was approved by the shareholders at the Annual General Meeting on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the Plan in order to reflect the impact of the sale of Abbey’s life insurance business to Resolution on the income targets of Abbey for 2007. The Board of Directors, after obtaining a favorable report from the Appointments and Remuneration Committee, submitted this amendment for ratification by the shareholders who approved it at the Annual General Meeting held on June 23, 2007.
iii. Fair value
The fair value of each option granted by the Group is calculated at the grant date. In order to value Plan I06 two valuation reports were performed by two multinational investment banks. These experts used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Bank shares and the shares of comparable banks. The fair value of the options granted was calculated as the average value resulting from the two valuations.
With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately the amount recognized in the income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognized regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for the Bank’s shares at the exercise prices and the duration corresponding to most of the sensitivities.
The fair value of each option granted by Abbey in 2006 and 2005 was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	June 2007	December 2006

Risk-free interest rate	4.5% to 5%	4.5% to 4.6%
Dividend increase, based solely on the average increase since 1989	10%	10%
Volatility of underlying shares based on historical volatility over 5 years	17.70% to 19.85%	16.96% to 17.58%
Expected life of options granted under:
Employee Sharesave Plan (*)	3.5 to 7 years	3.5 to 7 years
Executive Share Option Plan	10 years	10 years
Employee Share Option Plan	10 years	10 years
Medium-Term Incentive Plan	3 years	3 years
In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123-R), which replaces the existing SFAS 123 and supersedes APB 25 “Accounting for Stock Issued to Employees”. This statement eliminates the option to apply the intrinsic value measurement provisions of APB No. 25, to stock compensation awards issued to employees. SFAS 123-R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period).
The Company has adopted SFAS 123-R on January 1, 2005 by using the modified prospective approach, which requires recognizing expense for options granted prior to the adoption date equal to the fair value at the grant date of the unvested amounts over their remaining vesting period. The reason for this early adoption is to reduce differences between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP.
All stock options plans in force at December 31, 2004 have been cancelled or exercised during 2005. All stock options in force at December 31, 2005 have been approved during this year, and accounted for following IFRS 2 which is similar to FAS 123-R.

17.3 Derivative Financial Instruments
We use derivatives for both trading and non-trading activities.
The Group uses derivatives to eliminate, reduce or modify risk in trading portfolios (interest rate, foreign exchange and equity prices), and to provide financial services to clients. Our principal counterparties for this activity are financial institutions. The principal types of derivatives used are: interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options.
Derivatives are also used in non-trading activity in order to manage the interest rate risk and foreign exchange risk arising from asset and liability management activity. Interest rate and foreign exchange non-optional derivatives are used in non-trading activity. Some of these non-trading transactions could be accounted for as accounting hedges if they meet specific criteria.
The Group has established policies, procedures and limits in relation to market risk. These limits are defined as a structure which considers different levels from business segment or legal entity levels to portfolio or trader levels. Market risk is monitored by risk committees together with Assets and Liabilities Committees both at the local and global levels.
More detailed information about market risks and control over them can be found in Item 5. “Quantitative Analysis about Market Risk”.
Accounting principles-
The Group enters into thousands of derivative transactions for trading purposes and to hedge asset and liability exposures. Only a limited amount of these hedging transactions receive hedge accounting treatment under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 due to the strict qualifying requirements. The general rule is that all derivatives are accounted for as trading operations, and only those derivatives that comply with the specific criteria required by the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are accounted for as hedging operations. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in Note 2.d.v. The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the accounting treatment of these transactions. See Note 16.2 for a summary of the accounting criteria, and Note 16.3.f) for the impact on the reconciliation of net income and stockholders’ equity from the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 to U.S. GAAP.
The Bank of Spain’s Circular 4/2004 consider as hedging transactions only those that meet the following criteria (summarized):
a.
The hedge relationship must be documented at inception. At that moment the objective and the hedge strategy must be assessed (all the documentation requirements are similar to those required by SFAS 133).

b.
The hedge relationship should be highly effective during the entire estimated term to compensate the changes in the value or in the cash flows attributable to the identified risk, and in accordance with the hedging strategy documented at inception.

c.	Forecasted transactions may be hedged only if it is highly probable that they will occur and when they are subject to any risk that could have an effect on cash flows that could affect the net income.

d.	To qualify as highly effective, the hedge relationship should meet, both at the inception and in any moment, the following requirements:
a)
Prospectively: it should be expected that the changes in the fair value or in the cash flows of the hedged financial instruments will almost be offset by the changes in the fair value or in the cash flows of the hedging instruments.

b)	Retrospectively: The offsetting effects should be within 80% and 125% of the changes in the hedged item.

c)	All the values should be reliably calculated.

d)	Effectiveness should be tested quarterly and at least, each time that the financial statements are prepared.
We have procedures in place that ensure that the requirements with respect to the designation as hedge or speculative, transaction documentation, identification of hedged items and hedging instrument, and the assessment and testing of hedge effectiveness are met.
As explained in Note 16.3 f) and in Note 16.2, the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP differ, in certain respects, in the requirements for hedge accounting of these transactions. Given that U.S. GAAP does not allow certain types of hedges, derivative transactions accounted for as hedges under U.S. GAAP are only a portion of the hedge transactions under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004.

Besides, there are differences in designation requirements and hedge accounting between the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, so many transactions accounted for as hedge under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 are reversed for U.S. GAAP purposes and designated as speculative transactions.
For all the transactions that are considered as hedging both under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, additional information is collected to adapt to the accounting treatment required. The adjustments are made in function of the hedge designation under SFAS 133 (i.e. cash flow, fair value or net investment in foreign operation). Only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.
The vast majority of our hedges are simple hedges: the notional value of the hedging instruments is the same as the face value of the hedged item; the hedging instrument is tailored solely to the hedged risk (either benchmark rate of interest or foreign currency); the settlement methods are standard ones, with settlement periods similar to those for the item to be hedged; there are no pre-payable amounts on the item to be hedged, nor are there any options in the hedged items unless such options are completely offset with an opposite option in the hedging instruments.
Among these transactions that are designated hedges under both the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and U.S. GAAP, the Group includes derivatives that hedge the foreign currency exposure of a net investment in a foreign subsidiary. The currency of these hedging derivatives is that of the country in which the foreign subsidiary is located, and the amounts to be hedged are closely watched by our risk committees.
Our Group’s companies enter into intercompany derivative transactions for the purposes of managing their own risks.
Usually, in each country in which our Group operates, there is a subsidiary (an individual entity) that acts as the treasury services provider or center for the Group’s financial activities in that country. The remaining subsidiaries operating in that country usually hedge their own risks through transactions entered into with that treasury services provider. In addition, some of our subsidiaries may enter into intercompany derivative transactions with subsidiaries located in other countries.
For accounting purposes, these transactions are recorded as intercompany derivatives on the individual books and records of each company entering into such transactions, but are eliminated in the consolidation process.
Fair value methods-
The following methods and assumptions were used by the Group in estimating its fair value disclosures for derivative financial instruments for which it is practicable to estimate such a value.
Forward purchases/sales of foreign currency
Estimated fair value of these financial instruments is based on quoted market prices.
Forward purchase/sale of government debt securities
Estimated fair value of these financial instruments is based on quoted market prices since they are mostly traded in organized markets. On the other hand, the maturity of these operations is generally under fifteen days. Accordingly, no material unrecognized gains or losses can be found at closing.
Options and financial futures
Derivatives traded in organized markets are valued using the mark to market method so the fair value is based on quoted market prices.
For options and futures traded in OTC markets (mainly currency options), the fair value is estimated based on theoretical month-end closing prices. These month-end closing prices are calculated estimating the amounts the Group would receive or pay based upon the yield curve prevailing at month-end.
As indicated above, the possible losses arising from the valuation of unhedged transactions are recognized by the Group and are recorded against income.
Forward rate agreements and interest rate swaps
Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at month-end.

The potential losses are recorded following the same procedure established for other OTC derivatives, which were described above.
The following table shows a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 at the dates indicated:

	June 30,		December 31,
	2007		2006
	Notional		Notional
Millions of Euros	Amount	Fair Value	Amount	Fair Value
• Trading	3,389,511.9	(3,553.9)	2,748,721.0	(3,753.7)
• Hedging	206,595.2	(3,312.6)	157,363.1	(505.9)
Fair Value Hedges	171,333.6	(3,231.8)	131,214.4	(474.3)
Cash Flow Hedges	12,063.6	(79.8)	9,472.8	(34.4)
Hedges of the foreign currency of a net investment in a foreign subsidiary	23,198.0	(1.0)	16,675.9	2.8
	3,596,107.1	(6,866.5)	2,906,084.1	(4,259.6)
In our reconciliation to U.S.GAAP we made some adjustments that change the designation of some hedge relationships. We identify those hedges under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 that do not fully comply with FAS 133 requirements. Under U.S. GAAP accounting those transactions are considered to be speculative transactions and such derivatives are accounted for as trading derivatives.
The following table shows a detail of our consolidated trading and hedging transactions broken down into notional amounts and their fair value in accordance with U.S. GAAP at the dates indicated:

	June 30,		December 31,
	2007		2006
	Notional		Notional
Millions of Euros	Amount	Fair Value	Amount	Fair Value
• Trading	3,494,016.7	(2,416.2)	2,820,182.0	(3,525.9)
• Hedging	102,090.4	(4,450.3)	85,902.1	(733.7)
Fair Value Hedges	66,828.8	(4,369.5)	59,753.4	(702.1)
Cash Flow Hedges	12,063.6	(79.8)	9,472.8	(34.4)
Hedges of the foreign currency of a net investment in a foreign subsidiary	23,198.0	(1.0)	16,675.9	2.8

	3,596,107.1	(6,866.5)	2,906,084.1	(4,259.6)

The notional amounts of hedging transactions under U.S. GAAP are less than those under the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 due to the fact that the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 allows certain hedge accounting that is not permitted under U.S. GAAP.

17.4 Investment securities
The following table shows a disclosure of the amortized cost, gross unrealized gains and losses, and fair value of available-for-sale fixed maturity securities and equity securities as of June 30, 2007 and December 31, 2006:
INVESTMENT SECURITIES

	June 30, 2007				December 31, 2006
		Gross	Gross			Gross	Gross
(U.S. GAAP presentation)	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
Thousands of Euros	cost	gains	losses (2)	Value (1)	cost	gains	losses (2)	Value (1)
Available-for-sale securities
Debt securities:
United States-
US Treasury and other US Government Agencies	475,153	5,249	(13,596)	466,806	768,440	11	(15,703)	752,748
Mortgage-backed securites	232,305	3	(753)	231,556	322,163	—	(9,750)	312,413
Other securities	863,470	378	(2,981)	860,866	1,036,769	—	(849)	1,035,920

Spanish Government and other Spanish Public Authorities	6,729,705	49,443	(145,494)	6,633,654	7,765,884	125,433	(2,011)	7,889,306
Securities of other foreign Governments	10,060,458	358,838	(97,259)	10,322,037	8,268,849	695,215	(9,269)	8,954,795

Other debt securities	13,725,113	68,669	(50,220)	13,743,563	14,315,171	92,317	(3,446)	14,404,042

	32,086,205	482,580	(310,303)	32,258,482	32,477,276	912,976	(41,028)	33,349,224

Equity securities
Spanish securities	4,587,291	423,601	—	5,010,892	1,877,175	208,599	—	2,085,774
International securities	2,491,450	743,585	—	3,235,035	2,398,862	1,486,209	—	3,885,071
of which: United States:	79,688	22,937	—	102,625	144,956	—	—	144,956

	7,078,741	1,167,186	—	8,245,927	4,276,037	1,694,808	—	5,970,845

(1)	Fair values are determined based on period-end quoted market prices for listed securities and on management’s estimate for unlisted securities.

(2)	Gross unrealized losses under IFRS are higher than those under U.S. GAAP, due to the “Other than Temporary Adjustment” included in reconciliation to U.S.GAAP (see Notes 16.2 and 16.3.b).
We review all the unrealized losses of our debt securities portfolio at least quarterly to evaluate if they should be considered other than temporary impaired. Under IFRS, impairment losses are recorded in the income statement when the fair value of a debt security declines below its amortized cost and there is objective evidence of a reduction of the expected cash flows. Reversal of impairment losses is permitted if the impairment ceases or is reduced; however under U.S. GAAP, the reversal of impairment losses is not permitted (see Note 16.3.b). Additionally, for the remaining unrealized losses, we have evaluated their decline in fair value to determine whether it is other than temporary and we have not recognized any other than temporary impairment for these securities for the period ended June 30, 2007 as all of the unrealized losses have substantially arisen in a period shorter than one year.
Gross gains of Euro 9,953,978 and Euro 8,257,873, thousand and gross losses of Euro 13,089,789 and Euro 12,805,554 thousand have been realized during six month period ended June 30, 2007 and 2006 on the sales of trading and available-for-sale investment securities, which are included, net, under “Gains (losses) from Investment Securities” in the consolidated statement of income.

The details of the trading portfolio by type of security are set out below:
TRADING PORTFOLIO

(U.S. GAAP presentation)	06/30/2007	12/31/2006
Thousands of Euros	Fair value	Fair value
Trading Portfolio Debt Securities:
United States:
U.S. Treasury and other U.S. Government agencies	119,695	320,498
Mortgage-backed securities	3,071	12,594
Other Securities	955,516	4,396,406

Spanish Government	5,682,285	4,730,026
Other Spanish Public authorities	175,334	156,969
Securities of other foreign Governments	9,694,164	12,082,006
Other debt securities	59,859,638	59,538,713

Total debt securities	76,489,703	81,237,212
Trading Equity Securities
Spanish Securities	3,692,547	5,226,339
International Securities	8,788,716	10,976,813
Of which United States	506,151	459,966

Total equity securities	12,481,263	16,203,152

17.5 Fair value disclosures
Disclosures about fair value of financial instruments (SFAS 107)
SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”) requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Find the disclosures required by SFAS 107 in Note 2.d for those financial instruments recognized at fair value.
Fair value of financial assets and liabilities not measured at fair value
The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables and held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.
Similarly, the Group’s financial liabilities –except for financial liabilities held for trading, those measured at fair value and derivatives having as their underlyings equity instruments whose market value cannot be estimated reliably– are measured at amortized cost in the consolidated balance sheet.
i) Financial assets measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at period-end:

	Millions of Euros
	June 30, 2007		December 31, 2006
	Carrying		Carrying
Assets	Amount	Fair Value	Amount	Fair Value

Loans and receivables:
Loans and advances to credit institutions	32,368	32,368	45,361	45,359
Money market operations through counterparties	—	—	200	200
Loans and advances to customers	511,434	513,919	484,790	487,533
Debt instruments	1,190	1,190	622	622
Other financial assets	13,924	13,868	13,076	13,076

	558,916	561,345	544,049	546,790

ii) Financial liabilities measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of Euros
	June 30, 2007		December 31, 2006
	Carrying		Carrying
Liabilities	Amount	Fair Value	Amount	Fair Value

Financial liabilities at amortized cost:
Deposits from central banks	13,525	13,525	16,530	16,528
Deposits from credit institutions	38,660	38,614	56,816	56,826
Customer deposits (*)	308,806	308,584	314,377	314,320
Marketable debt securities	208,803	208,858	174,409	174,878
Subordinated liabilities	31,828	32,629	30,423	31,822
Other financial liabilities	21,142	21,092	12,748	12,752

	622,764	623,302	605,303	607,126

(*)	For these purposes, the fair value of customer demand deposits is taken to be the same as their carrying amount.
Disclosures about fair value of equity investments (APB 18)
APB 18 “The Equity Method of Accounting for Investments in Common Stock”, requires for those investments in common stock for which a quoted market price is available the disclosure of the aggregate value of each identified investment based on the quoted market price.
The following table shows the market value of our holdings accounted for by using the equity method that has listed quotations:

	June 30, 2007		December 31, 2006
Thousands of Euros	Carrying value	Fair value	Carrying value	Fair value
Cepsa	2,439,131	5,633,923	2,291,599	4,766,317
Attijariwafa	181,140	680,498	177,048	579,295
Sovereign	2,198,822	1,841,327	2,246,824	2,267,762
In those cases where the fair value is lower than the corresponding asset carrying amount, the Group assesses the potential impairment according to the general accounting policies described in Note 2.
17.6 Additional subsequent events
ABN AMRO Holding N.V. (“ABN AMRO”)
On May 29, 2007, Santander, together with RBS and Fortis N.V. and Fortis S.A./N.V. (collectively, the “Banks”), announced a proposed offer to purchase all of the ABN AMRO ordinary shares (including shares underlying ABN AMRO ADSs).
The Banks and RFS Holdings B.V., a company newly incorporated by the Banks for the purpose of making the offer (“RFS Holdings”), entered into an agreement, dated as of May 28, 2007 (the “Consortium Agreement”), relating to the modus operandi of the Banks during the offer period. The Consortium Agreement sets forth the terms on which the offer was to be made and also provides for the management of ABN AMRO after completion of the offer. This includes the division of the ABN AMRO businesses between the Banks and the sale of non-core assets of ABN AMRO.
The Banks proposed to offer €30.40 in cash plus 0.844 new RBS shares for each ABN AMRO ordinary share, equal to a total of €38.40 per ABN AMRO ordinary share 1 . The total consideration payable to shareholders of ABN AMRO under the proposed offer would have therefore been €71.1 billion2. All data in this paragraph have been calculated using prices and exchange rates as of May 25, 2007.
The proposed offer was conditional among other things, on the Dutch Supreme Court upholding the provisional injunction granted by the Dutch Enterprise Chamber on May 3, 2007 restraining ABN AMRO and ABN AMRO Bank from selling ABN AMRO North America Holding Company (“LaSalle”) to Bank of America Corporation (“Bank of America”).
On July 13, 2007, following the ruling of the Dutch Supreme Court overruling the Dutch Enterprise Chamber’s injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion of the sale by ABN AMRO Bank of LaSalle to Bank of America, the Banks confirmed their intention to proceed with a revised offer which was announced on July 16, 2007.
Under this revised offer the price offered for each ABN AMRO ordinary share remained unchanged at €38.40 3 although the cash component was increased to €35.60 per ABN AMRO ordinary share and the number of new RBS shares was reduced to 0.296 new RBS shares for each ABN AMRO ordinary share. The revised offer is subject to certain conditions, including the completion of the sale of LaSalle to Bank of America. It is also conditional, inter alia, on ABN AMRO not having made or agreed to make any acquisitions or disposals of a material part of its business or assets, with the exception of the sale of LaSalle to Bank of America.
On July 20, 2007, once the regulatory clearances required to publish their offer documentation were received, the Banks, through RFS Holdings, formally launched their offer for all the ordinary shares and ADSs of ABN AMRO. On the same day, RFS Holdings also launched an offer for all the (formerly convertible) preference shares of ABN AMRO at a price in cash of €27.65 per share.
The initial offer period commenced on July 23, 2007 and will end on October 5, 2007 at 3:00 pm, Amsterdam time, unless this period is extended in accordance with applicable offer rules.
The relevant offer documents have been filed with the Dutch Financial Markets Authority (Autoriteit Financiële Markten) on July 20, 2007 and the U.S. Securities and Exchange Commission.
On September 17, 2007, the Dutch Minister of Finance, on the advice of De Nederlandsche Bank N.V. (“DNB”), granted the Banks the Declarations of No Objection they require in respect of the proposed acquisition of ABN AMRO. The Declarations of No Objection contain specific conditions and requirements and will enter into force if the public offer for ABN AMRO is declared unconditional by the Banks on or before December 31, 2007, in the manner and subject to the conditions as detailed in the offer document of July 20, 2007, and if the financing has been secured in an adequate manner.
On the same day, it was also announced that the Banks have agreed that ABN AMRO shall be governed and managed following its acquisition by the Banks in accordance with the provisions of a supplemental agreement, supplementing the Consortium and Shareholders’ Agreement of May 28, 2007 (the “Supplemental Agreement”).
On October 4, 2007, RFS Holdings launched an offer for all the depository receipts representing ABN AMRO convertible financing preference shares at a price in cash of €0.59 per depository receipt.

 1 Based on the price of RBS ordinary shares of 642.5p at the close of business on May 25, 2007.
 2 Calculated on the basis of 1,852,448,094 ordinary shares of ABN AMRO.
 3 Based on the price of RBS ordinary shares of 640.0p at the close of business on July 13, 2007.

As of September 26, 2007, the total consideration payable to shareholders of ABN AMRO under the revised offer was €69.7 billion4. If the offer is accepted by all ABN AMRO ordinary shareholders, Santander will pay approximately €19.8 billion of the total consideration payable under the offer.
As of the date of this report, the condition to the offer relating to approvals by shareholders of each of the Banks has been satisfied and the conditions to the offer relating to the sale of LaSalle to Bank of America and the effectiveness of the Registration Statement on Form F-4 filed with the SEC by RBS have been partially satisfied. With respect to the competition and antitrust condition to the offer, each Bank has received clearance from the European Commission for the acquisition of ABN AMRO, thereby satisfying the competition and antitrust condition to the offer insofar as it relates to approval of the transaction by the European Commission. The applicable waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) in relation to the proposed acquisition of ABN AMRO has been terminated, thereby partially satisfying the competition and antitrust condition to the offer. RFS Holdings will not have obtained, prior to the expiration of the offer, approval under the HSR Act for the reorganization of ABN AMRO following the proposed acquisition and has waived its right to invoke the competition and antitrust condition insofar as it relates to such approval. With respect to the minimum tender condition to the offer, RFS Holdings has reserved the right (but is not obligated) to waive such condition after the expiration of the offer in the event that the number of ABN AMRO ordinary shares tendered in the offer, together with all ABN AMRO ordinary shares held by RFS Holdings, represents not less than a majority of the issued and outstanding ABN AMRO ordinary shares, calculated on a fully diluted basis.
If the revised offer is completed, the Banks have agreed that Santander will acquire the following core businesses from ABN AMRO (together the “ABN AMRO Businesses”):
•	Business Unit Latin America (excluding wholesale clients outside Brazil) including, notably, the Banco Real franchise in Brazil; and

•	Banca Antonveneta in Italy.
Under the Consortium Agreement, Santander was entitled to acquire Interbank and DMC Consumer Finance (together “Interbank”), a specialized consumer finance business in the Netherlands. On July 31, 2007, ABN AMRO announced the sale of Interbank to SOFINCO, a subsidiary of Credit Agricole. If such disposal is completed, it will be construed that Santander’s right to acquire Interbank will be replaced by its right to obtain the proceeds of the sale (subject to minority interests in ABN AMRO).
At present, there is no sufficient public information on ABN AMRO to assess the precise assets and results of the businesses that would be acquired by Santander.
Santander intends to raise its share of the total consideration to be paid in the offer through (1) a €7 billion issuance of securities (the “exchangeable securities”) by a subsidiary of Santander which, if the revised offer for ABN AMRO is settled, will be mandatorily convertible into new Santander shares, (2) internal financial resources, including asset disposals, and (3) short term borrowings (including commercial paper, CDs and interbank borrowings) to be refinanced with the proceeds of a rights issuance and the issuance of other capital instruments after the consummation of the offer. Santander successfully concluded the placement of the exchangeable securities on October 3, 2007 and has carried out certain asset sales of its stake in Intesa San Paolo (for approximately €2.8 billion) and of part of its pension fund management businesses in Latin America (for approximately €0.9 billion) and has announced the sale and lease back of its real estate assets in Spain.

 4 Calculated on the basis of 1,845,855,090 ordinary shares of ABN AMRO (as set out in ABN AMRO’s Schedule 14D-9 dated August 10, 2007) and based on the price of RBS ordinary shares of 516.5p at the close of business on September 26, 2007.

Bolsas y Mercados Españoles, S.A. (“BME”)
On July 16, 2007, Santander Investment Bolsa, S.V., S.A. announced that it had carried out a private placement of shares of BME, for the account of Grupo Santander, among institutional investors. A total of 2,842,929 shares of BME, representing 3.4% of the share capital of BME were placed, at a price of €42.90 per share. The transaction generated capital gains for the Group of €111 million.
Sale of Latin American pension fund management companies
On July 27, 2007 we announced that we had agreed to sell our Latin American mandatory pension fund management companies (AFPs by their Spanish acronym) to ING Group for US$1,300 million (€950 million), generating a capital gain of €600 million approximately. The sale includes AFPs in Mexico (Afore Santander), Chile (AFP Bansander), Colombia (AFP and Cesantía Santander) and Uruguay (Afinidad AFAP). The sale is subject to the relevant approvals by the various regulators.
Santander and ING Groep N.V. are also in advanced negotiations for the sale of pension manager Orígenes AFJP and the life annuities company Orígenes Retiro, both of Argentina, in which Santander is a shareholder.
In September 2007, the sale of the AFP in Mexico was closed.

Exhibit I

	June 30, 2007
	Including	Excluding
	interest on	interest on
EU-IFRS (*): (In thousands of euros, except ratios)	deposits	deposits
FIXED CHARGES:
Fixed charges	14,035,579	6,808,881

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	5,692,172	5,692,172
Distributed earnings from associated companies	(75,122)	(75,122)
Fixed charges	14,035,579	6,808,881

Total earnings for ratio calculation	19,652,629	12,425,931

Ratio of earnings to fixed charges	1.40	1.82

	June 30, 2007
	Including	Excluding
	interest on	interest on
U.S. GAAP:	deposits	deposits
FIXED CHARGES:
Fixed charles	14,015,210	6,788,512
Preferred dividends	20,369	20,369

Total fixed charges + preferred dividends	14,035,579	6,808,881

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	5,405,582	5,405,582
Distributed earnings from associated companies	(75,122)	(75,122)
Fixed charles	14,015,210	6,788,512

Total earnings for ratio calculation	19,345,670	12,118,972

Ratio of earnings to fixed charges	1.38	1.79

Ratio of earnings to combined fixed charges and preferred stock dividends	1.38	1.78

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

I-1

	Year end December 31,
	2006		2005		2004
	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on
EU-IFRS (*): (In thousands of euros, except ratios)	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges	24,021,502	10,910,914	22,111,792	8,463,140	9,622,038	4,191,211

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	8,711,558	8,711,558	7,349,807	7,349,807	4,051,646	4,051,646
Distributed earnings from associated companies	(262,315)	(262,315)	(437,978)	(437,978)	(272,632)	(272,632)
Fixed charges	24,021,502	10,910,914	22,111,792	8,463,140	9,622,038	4,191,211

Total earnings for ratio calculation	32,470,745	19,360,157	29,023,621	15,374,969	13,401,052	7,970,225

Ratio of earnings to fixed charges	1.35	1.77	1.31	1.82	1.39	1.90

	Year end December 31,
	2006		2005		2004		2003		2002
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
U.S. GAAP:	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charles	23,931,995	10,821,407	22,037,681	8,389,029	9,514,554	3,962,511	9,136,028	3,505,885	13,228,644	4,766,787
Preferred dividends	89,507	89,507	74,111	74,111	2,869	2,869	311,317	311,317	400,665	400,665

Total fixed charges + preferred dividends	24,021,502	10,910,914	22,111,792	8,463,140	9,517,423	3,965,380	9,447,345	3,817,202	13,629,309	5,167,452

EARNINGS:
Income from continuing operations before taxes, minority interest and extraordinary items	8,680,892	8,680,892	7,571,852	7,571,852	3,809,934	3,809,934	3,140,200	3,140,200	3,106,740	3,106,740
Distributed earnings from associated companies	(262,315)	(262,315)	(437,978)	(437,978)	(174,889)	(174,889)	(380,922)	(380,922)	(189,020)	(189,020)
Fixed charles	23,931,995	10,821,407	22,037,681	8,389,029	9,514,554	3,962,511	9,136,028	3,505,885	13,228,644	4,766,787

Total earnings for ratio calculation	32,350,572	19,239,984	29,171,555	15,522,903	13,149,599	7,597,556	11,895,306	6,265,163	16,146,364	7,684,507

Ratio of earnings to fixed charges	1.35	1.78	1.32	1.85	1.38	1.92	1.30	1.79	1.22	1.61

Ratio of earnings to combined fixed charges and preferred stock dividends	1.35	1.76	1.32	1.83	1.38	1.92	1.26	1.64	1.18	1.49

(*)	The EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004

I-2